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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pearson PLC

*CURRENT ADDRESS

PROCESSED

MAR 29 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4019 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 3/29/06

LIVE AND LEARN

PEARSON ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENTS 2005


TIME
PEARSON
ECONOMICS
Italy


LONGMAN
DICTIONARY OF ENGLISH LANGUAGE AND CULTURE
NEW

PEOPLE LEARNING ENGLISH WITH LONGMAN MATERIALS

0.5 BN


FT.com

READERS REACHED BY THE FT IN PRINT AND ONLINE

4.5M



COLLEGE STUDENTS IN AMERICA USING A PEARSON ONLINE SERVICE

3.6M



INVESTMENT IN NEW SCHOOL AND COLLEGE PROGRAMMES, FT CONTENT AND PENGUIN AUTHORS

$1.1BN


FT
FINANCIAL TIMES
FT.com
bear
JARED DIAMOND
MATISSE

A Good Read


READING STREET

US school students learning English and maths with a Pearson programme

18M



Percentage of world's top securities firms using Interactive Data Services

94%



New authors published by Penguin around the world

250



Professionals who qualified in our testing centres

3.5M

A Good Read

Pearson is a world leading education and information company, helping people of all ages to live and learn. These results illustrate the quality and potential of the business we have built.

Sales: Total £4,096m/*$7,045m*

+9%

Adjusted operating profit: Total £509m/*$875m*

+22%

Adjusted earnings per share: Total 34.1p/*58.7¢*

+24%

Free cash flow: Total £431m/*$741m*

+52%

Contents

Throughout this review (unless otherwise stated):

1. Growth rates are on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2005, currency movements increased sales on a continuing business basis by £46m and profits by £12m, while portfolio changes increased sales by £29m and profits by £9m.
2. Profit measures are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS 39) and other currency movements (under IAS 21).
3. The 'business performance' measures, which Pearson uses alongside other measures to track performance are non-GAAP measures for both US and UK reporting. Pearson uses these measures because we consider them to be most useful for tracking underlying business performance. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under IFRS are included in notes 2, 9 and 29 of the governance and financial statements.
4. Dollar comparative figures have been translated at the year end rate of $1.72: £1 sterling for illustrative purposes only.

Chairman's Statement

Dear shareholder,

This is my first letter to you as chairman and a fellow shareholder of Pearson. I have long admired Pearson's brands and content and am honoured to be associated with them.

This is an exciting time for your company. We have reported very strong operating results for 2005. Our education business, the world leader, has increased sales and profits five-fold over the past eight years and shows good future prospects. Penguin and the FT Group are recovering after some tough years and adding to the sense of growing momentum in Pearson as a whole.

Our thanks go to the people in Pearson for this excellent result.

Shareholder value

My personal focus over the next few years will be to help build long-term value for Pearson's shareholders. I believe the key to long-term value is growth: growth in customer revenues; growth in earnings; and growth in the returns on the capital you have entrusted to us.

Our current results provide us with a solid base for future growth. But growth is not easy. To succeed, we need to adapt to constantly changing markets.



Adapting to change

We have to recognise the pace and nature of change in the media industry. The relentless shift to a digital world has huge implications for how we create, store, protect, package and charge for our content. This shift also brings new sources of competition: free content on the internet; a free-flowing market for secondhand books; easy copying of digital files; and increasingly powerful search engines.

It is comforting to see that Pearson recognised those changes at an early stage and has been investing to ensure we're well placed to benefit from the associated opportunities. In education, for example, we are shifting from a textbook company to a multimedia student and instructor services resource, providing online homework, assessment and tutoring to complement our more traditional content. That strategy has delivered consistently excellent results. The future for customised materials that enable students to work at their own pace, in their own way, looks promising.

The good news is that Pearson is facing change from a position of strength, with the best brands, the best content and the best people in our industries.

STRATEGIC FLEXIBILITY

Pearson is constantly thinking about the future of its businesses. The board has a well-established process of reviewing the strategy and plans of the whole company and of each of its constituent parts.

In recent years, though the pace of portfolio change may have slowed from the radical reshaping that took place between 1997 and 2000, Pearson has continued to change shape. We have sold our stakes in Recoletos and MarketWatch, and steadily invested in smaller acquisitions which are performing well and creating value. The clear strategy is to reallocate scarce capital resources towards the best opportunities for growth in earnings and returns. We expect that process to continue.

THE BOARD

Your board will also experience its fair share of change this year.

Dennis Stevenson has stepped down after 19 years as a director and eight years as chairman. He played a critical role in Pearson's development, combining the courage to support our reshaping with the determination to steady it through some of its toughest years. He will take as much pleasure as any of us in seeing the promise of Pearson now coming through, and I know that shareholders will want to join me in thanking Dennis for his enormous contribution throughout the years.

As Dennis announced at last year's annual meeting, two non-executive directors, with more than 30 years of service between them, are also stepping down this year. Reuben Mark and Vernon Sankey have brought deep business experience, wise counsel and international perspectives to our board, and have chaired our personnel and audit committees with distinction. We thank them for the part they have played in the company for so long.

In their place, we are proposing to add two excellent independent non-executive directors to the board. Sir David Arculus was chairman of O_2 until it was acquired by Telefonica earlier this year and has led several media companies including IPC Group, United Business Media and EMAP. Ken Hydon, a non-executive director of Tesco and Reckitt Benckiser, is the former finance director of Vodafone. They bring tremendous experience of the media and technology industries and will add much to the board's work on strategy and governance.

I am very much looking forward to meeting many of you at our annual meeting later this year. I hope it will be the first of many where we can all celebrate excellent operating performance and a sustained increase in shareholder value.

Glen Moreno, *Chairman*

FINANCIAL HIGHLIGHTS

	2005 £M	2005 $M	2004 £M	2004 $M	HEADLINE GROWTH %	UNDERLYING GROWTH %
Business performance						
Sales – continuing	4,096	*7,045*	3,696	*6,357*	11	9
Adjusted operating profit – continuing	509	*875*	400	*688*	27	22
Adjusted profit before tax	422	*726*	350	*602*	21	23
Adjusted earnings per share	34.1p	*58.7¢*	27.5p	*47.3¢*	24	24
Operating cash flow	570	*980*	418	*719*	36	–
Free cash flow	431	*741*	284	*488*	52	–
Return on invested capital	6.7%		6.2%		–	1.0% pts
Net debt	996	*1,713*	1,221	*2,100*	18	–
Statutory results						
Operating profit	536	*922*	404	*695*	33	–
Profit before tax	466	*802*	325	*559*	43	–
Basic earnings per share	78.2p	*134.5¢*	32.9p	*56.6¢*	138	–
Basic earnings per share – continuing	40.4p	*69.5¢*	30.8p	*53.0¢*	31	–
Cash flow from operations	875	*1,505*	705	*1,213*	24	–
Dividend per share	27.0p	*46.4¢*	25.4p	*43.7¢*	6	–

The profit measures within business performance above are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS 39) and other currency movements (under IAS 21). Growth rates are on an underlying basis, excluding the impact of currency movements and portfolio changes. The underlying growth in the return on invested capital represents the constant currency growth.

Sales: Total £4,096m *$7,045m*


Penguin: 20%
£804m *$1,383m*
School: 32%
£1,295m *$2,227m*
FT Group:*
15%
£629m
$1,082m
Professional: 14%
£589m *$1,013m*
Higher
Education: 19%
£779m *$1,340m*


Europe: 24%
£963m *$1,656m*
Asia
Pacific: 7%
£300m *$516m*
RoW: 3%
£116m *$200m*
North
America: 66%
£2,717m *$4,673m*

Adjusted Operating Profit: Total £509m *$875m*


Penguin: 12%
£60m *$102m*
School: 29%
£147m *$253m*
FT Group:*
20%
£101m
$174m
Professional: 9%
£45m *$77m*
Higher
Education: 30%
£156m *$269m*


Asia Pacific: 7%
£37m *$64m*
Europe: 5%
£24m *$41m*
RoW: 3%
£17m *$29m*
North
America: 85%
£431m *$741m*

*Includes IDC.

2005 Results

Sales

05	£4,096M *$7,045M*
04	£3,696M *$6,357M*
03	£3,850M *$6,622M*

Free Cash Flow

05	£431m *$741M*
04	£284m *$488M*
03	£190m *$327M*

Adjusted Operating Profit – Continuing

05	£509M *$875M*
04	£400M *$688M*
03	£416M *$716M*

Return on Invested Capital

05	6.7% 7.2%*
04	6.2%
03	6.0%

*at constant currency

Margin

05	12.4%
04	10.8%
03	10.8%

Net Debt

05	£996M *$1,713M*
04	£1,221M *$2,100M*
03	£1,376M *$2,367M*

Adjusted Earnings per share

05	34.1p *58.7¢*
04	27.5p *47.3¢*
03	27.6p *47.5¢*

Dividend Per Share

05	27.0p *46.4¢*
04	25.4p *43.7¢*
03	24.2p *41.6¢*

Looking back on last year, I am as proud as I possibly can be of Pearson and the 33,000 people who work here. We said that 2005 would be a year when all we've done to make our company a leader in its markets would begin to pay off, and we've kept our word.

The headlines

The results – outlined on the page opposite – speak for themselves. But I hope you won't mind if I belabour the highlights just a little:

- Sales were up 9%, growing faster than at any time in the past five years.
- Profits were up 22% to £509m, with margins rising to 12.4%, helped by our efforts to get leaner and more efficient.
- We generated more cash than ever before. Operating cash flow grew by more than a third and free cash flow by more than half, to £431m.
- Each business contributed to the growth. The largest – education – posted records, with sales up 12% to £2.66bn and profits up 22% to £348m.



We're pleased with that financial progress and what it means for the value of our shareholders' (and our own) investments. But, as always with Pearson, the numbers tell only part of the story. The financial performance was the product of our achievements in helping students learn, helping business people make sense of the world, and helping stimulate the thinking and imaginations of readers of all ages. The value of those achievements is incalculable.

A few examples:

- Last year our education customers – teachers and students alike – really began to feel the power of a new generation of computer-delivered learning tools that help each student help himself. We launched a string of products that use on-the-spot, personalised assessment and different kinds of media to present material in varied ways and at varied paces; and we had some stunning results. Our aim continues to be to make education not just universally *available*, but universally *effective*.

- Last year our global business newspaper restored its profitability and upheld its singular reputation around the world. It benefited from a sharp focus on business and financial news, comment and analysis; and it benefited from its uniquely international perspective – making it an attractive worldwide advertising medium and extremely pertinent in coverage of the long-expected phenomenon of the globalisation of business and politics.



FT.com

- Last year Penguin celebrated its 70th birthday in vintage form: it numbered among its authors those who won the year's best prizes – a Pulitzer prize, a National Book Award, the Whitbread Book of the Year award, to name a few. And while it was celebrating, it did what Penguin has done best for seven decades – it invented some new ways to publish its renowned bestsellers.

THE STRATEGY

Last year's growth was possible (and heralds good prospects for more of the same) as a result of a strategy we've pursued for some years now:

We believe education – lifelong, from childhood through our working lives and into our dotage – will be one of the great growth industries of the 21st Century. While the developing worlds of China and India are getting younger, America and Western Europe are getting older, yet both ends of that spectrum will *have to* learn and go on learning. Our health and the cost of living and state of our pensions allow and require us to work longer than our forebears; and our economies now need workers with brainpower more than muscle power.

About 60% of all Pearson's sales already come from *institutional* education, but we see the opportunity as a lot wider than that. Much of education does not happen formally in a classroom: much of learning is on-the-job; much of it is in the process of entertaining ourselves; much of it is through what we read; much of it is through talking to others about what they have read or learned or interpreted.


READING STREET
SCOTT FORESMAN

Above: All Pearson's businesses depend on people wanting to read for education, information or entertainment. Good reading habits are learnt in the early years and in 2005 we published *Reading Street,* our new elementary reading curriculum. Millions of American elementary school children will learn to read through this programme, the first to comply with the US Department of Education's nationwide literacy initiative, Reading First.

So we've been building an education company to suit that world. We want to be the biggest, the most effective, and the most valuable. But most importantly, we want to be the kind of 'education company' that is focused on making people more able to learn in different ways; more able to get a job; more able to move on in their career; more able to make better decisions; more able to understand new concepts; more able to use their intellect to solve problems or just to draw more out of life.

To be that broad and versatile 'education company', we think we have to achieve a few simple business goals:

Market leadership Our brands are some of the world's most durable and most familiar. Many of them define their product categories. The *Financial Times* stands for probing business news and analysis. Penguin stands for a quality read...and a good read. In formal education, too, our brands are world leaders: Scott Foresman in elementary schools; Prentice Hall in secondary schools and, with Addison Wesley, on college campuses; Longman in English language teaching. Coupling those brands with outstanding content, inventive technology applications and constantly improving operations has given Pearson its edge.

Organic investment For many years, even the leaner ones, we've been investing from the inside out, improving our products and services. We've steadily devoted capital to the publishing industry's version of 'research and development' – new books and new teaching programmes. As a result, we're publishing more first-time Penguin authors; more first editions in higher education; and more major school programmes than ever before.

We've also allocated a good bit of that organic investment to some newer, fast-growing areas (for instance, school testing, professional certification, learning software). We invested in technology early, consistently during the internet boom and stolidly through the bust to prepare our businesses for the age of digital media. That age is here, and we're ready.

International expansion Their international reach sets each one of our businesses apart. We've taken the *Financial Times* from being the UK's business newspaper to being the *world's* business newspaper – the only paper with more readers outside its home market than in. Penguin stands for high quality books throughout the English-speaking world. We help more people around the world learn English than any other company. And our education business has sales of $1.4bn outside the US – three times the size of its nearest competitor.





Efficiency improvement All the while we've been investing in growth and change and technology, we've also been trying to become more efficient, usually by making more of our scale as one company. Pearson's margins improved from


FINANCIAL TIMES
how to spend it
how to spend it
CARAT AND SLICK
DRIVEN TO ABSTRACTION
NEWSPAPER SUPPLEMENT OF THE YEAR

Above: For the past four years, while the FT's business and financial advertising suffered, its luxury goods categories boomed. We invested heavily in *How To Spend It*, the FT's luxury lifestyle magazine which appeals to the hearts of the FT's affluent readers and the minds of discerning luxury goods advertisers. *How To Spend It* is now established as a premier advertising vehicle for the world's most exclusive consumer goods companies, and its advertising revenues have increased at an average rate of more than 10% over the past four years.

10.8% in 2004 to 12.4% in 2005 and our working capital to sales ratio improved by two percentage points to 27.4%.

We've now saved many millions in costs, and in the process we've also become better at sharing assets. By the end of this year, we will have made more than $1bn of revenue from products and services that involved more than one Pearson company in their creation and sale.



Constant change From 1997 to 2000, Pearson embarked on a radical transformation from a company with diverse, well-known and respected assets to a company united by the similarity of focus and assets and attributes of all its businesses. Since 2000, we've shifted our focus from that pruning phase to organic growth and operating efficiency.

But we're never finished evolving. Our industries are changing fast, and we're constantly reviewing our approach to that change for the whole company and for its individual parts. Over the past four years, we sold three times (by value) as many assets as we acquired. In 2005, we sold our stakes in Recoletos and MarketWatch, though both are very fine companies, and we made a series of small acquisitions to take our businesses into new markets (special needs education through a company called AGS, teacher development and school reform through Co-Nect and professional testing through Promissor).

We believe these attitudes and actions put us on the path for producing continuing growth in sales, profits, cash and return on capital; for continuing to increase our dividend above inflation; and for continuing to build an enduring business of increasing value that helps educate people in a variety of ways.

To our shareholders, thank you for sticking with Pearson through some tough years. I hope you feel that in 2005 we began to repay your trust and patience. All of us are working to make good on our promise again this year, and well into the future.



Marjorie Scardino, *Chief executive*

Left: In *Jamie's Italy*, one of Penguin's 183 bestsellers in 2005, chef Jamie Oliver travelled the country learning about the culinary traditions and techniques that have passed from generation to generation. His previous book *Jamie's Dinners*, also a 2005 bestseller, sparked a national debate in the UK about the quality of school meals and the importance of healthy eating.

Pearson Education

Pearson Education is the world's leading education company, providing print and digital learning materials and services used by more than 100 million students of all ages every year. Our business serves educators and their students in three worldwide sectors: School, Higher education and Professional.

School Over the past five years, we have become the world's leading school company. We built our business around our customers – teachers, schools and administrators – and their mission to make a lasting impact on learning for each and every child.

To do that, we have invested in vivid, research-based instructional content, rigorous assessment, pertinent data about students and powerful technology. Put together, these resources enable teachers to measure and pinpoint their students' learning needs, and to teach each child in his own way, at his own pace.



That approach puts us in the sweet spot of several trends in school education, which helped us to a record year in 2005 (our School sales were up 16% to almost £1.3bn and profits 29% higher at £147m). In the US, our largest market, the federal government is focusing attention and investment on several areas where we lead the field: testing, reading instruction, student information and the professional development of teachers. In the UK, we are helping to modernise school testing, marking millions of examinations on-screen and making the process faster, more secure and more informative for students, parents and teachers.

School Performance

Sales £1,295m *$2,227m*

05	£1,295m *$2,227m*
04	£1,087m *$1,870m*
03	£1,149m *$1,977m*

Adjusted Operating Profit £147m *$253m*

05	£147m *$253m*
04	£108m *$186m*
03	£116m *$200m*


Lesson 3
Lesson 4
Listen and say: Right or Wrong.
Listen and repeat.
He's got hairy hands and
a hairy head.
Read and say: Right or Wrong.
1 He's got long arms.
2 She's got short hair.
3 He hasn't got small feet.
4 He hasn't got a big head.
5 She hasn't got big hands.
Listen. Then practise with a friend.
He's got small feet.
No. He's got big feet.

Above: The British Council estimates that, within 10-15 years, two billion people will be learning English. Pearson is the world's leading publisher for students of English as a second language, and in the past two years we have invested in major new international programmes for elementary, secondary, adult and business markets. *English Adventure*, our award-winning course for children aged 3-12, combines the educational pedigree of Pearson Longman with the enchanting power of Disney characters that children know and love. We have launched local versions across the globe and the programme will ultimately be sold in more than 50 countries.

l All

Contents

Library

cation

Wizard

... and used to b...
... to be 6 feet in...
... You brought a pi...
... Pythagorean Theorem to ...
... its length so that its square ag...



b = 4
c =
a = 6

A 12-foot ladder is leaning against a house. ...
from the house. Use the Pythagorean Theor...
of the ladder to the ground (side b). The solu...
ladder height so that its square agrees with th...



b =

Left: Technology is changing the way that teachers teach and students learn. In US Higher Education, Pearson has pioneered a series of online learning resources such as *MyMathLab*. The system allows college maths students to practice problems and submit assignments online, and the software intervenes and provides assistance if the student is struggling. Last year students submitted 11 million assignments online through this programme, and colleges using the system are reporting significant increases in student pass rates.

In many other markets around the world, demand is growing for materials to improve reading and maths skills and to help students learn English as a second language.

Looking ahead, these trends in school education and the strengths in these very areas built into our business give us plenty of scope for long-term growth. We think our school business will continue its growth in sales and profits as it helps teachers teach and students learn.


HUBBARD
O'BRIEN
MICROECONOMICS

Higher education Pearson is the worldwide leader in publishing, technology and related services for college and university students. Our higher education business – the world's largest, with £779m in sales in 2005 – has grown faster than its industry for each of the past seven years.

The foundation of this business is its content: across almost all academic disciplines, we publish some of the world's most renowned thinkers and authors, including Kotler in marketing, Campbell in biology and Hubbard in economics. We work very closely with our authors, typically over many years, to ensure their teaching materials meet the learning needs and styles of today's students.

Higher education publishing has been a very predictable growth market, with industry sales increasing every year for the past two decades. In the US, our largest market, student enrolments have been increasing steadily – from 14 million in

HIGHER EDUCATION PERFORMANCE

SALES £779M *$1,340M*


05 £779M $1,340M
04 £729M $1,254M
03 £770M $1,324M

ADJUSTED OPERATING PROFIT £156M *$269M*


05 £156M $269M
04 £129M $221M
03 £142M

1995 to 17 million in 2005 – and are projected to continue to grow, reaching 19 million by the end of this decade.

Yet behind this picture of consistent growth also lies one of the most dynamic and innovative segments of the media and publishing industries. We have grown and prospered because of our unique combination of industry-leading innovation and worldwide scale. Three strategies in particular are setting Pearson apart from competitors and helping us to grow faster than the market:



Technology We combine print textbooks with web-based services. Over 3.6 million college students in America use one of our online services which enable them to explore content, do their homework, take practice tests, receive instant feedback and connect with their professors. These services are growing rapidly, helping students to improve their performance.

Customisation We offer educators the chance to create textbooks and digital resources built around their own courses, blending content from our books, their own course materials and many other sources. This business has grown its sales by more than 25% for each of the past five years.

International expansion Many of our higher education textbooks are seasoned travellers. Kotler's *Principles of Marketing,* for instance, has been printed in 23 languages. We are also now taking our online programmes and custom publishing capabilities and making them available in international markets.

Those advantages helped Pearson's higher education business to a record year in 2005, with sales up 5% and profits up 19% to £156m. With strong competitive advantages and healthy markets, we believe this business is well set for continued, steady growth in the years ahead.

Professional Peter Drucker, the world-famous management thinker, once wrote: "The growth industry of the future in the world will soon be the continuing education of adults...the educated person of the future is somebody who realises the need to continue to learn."

If he was right, our professional education business, which provides a range of content and services for adult learners, has good prospects. It has three major parts.



Professional testing and certification We are a world leader in assessing and certifying people to practice in their chosen profession. This year some 3.5 million people – including nurses, dentists, lawyers, securities dealers and business school applicants as well as local real estate and insurance agents – will take a test in one of our 400 centres worldwide. This business is growing very fast indeed – up more than 30% in each of the past two years – as we benefit from a series of large contract wins and our leadership in computer-based testing.

Technology publishing We are the world's leading publisher of books about technology, from the basics of using a PC, an iPod or a video game through to detailed technical manuals for software engineers. For the past five years, this market has been in decline, reflecting the overall trend of the IT industries. We have been moving our business more toward digital publishing and at the same time maintained our healthy margins and market share, and we now begin to see improved market conditions ahead of us.

Government Solutions We provide a range of services to connect citizens to government services. Our largest customer is the US Department of Education for whom we manage college students' applications for federal financial support. This business has the advantage of very reliable, predictable revenue streams because it is based on multi-year contracts with governments: in 2005 alone it won more than $1bn of new business for the future, some of it under contract as far ahead as 2015.

PROFESSIONAL PERFORMANCE

SALES £589M *$1,013M*

05	£589M *$1,013M*
04	£507M *$872M*
03	£503M *$865M*

ADJUSTED OPERATING PROFIT £45M *$77M*

05	£45M *$77M*
04	£40M *$69M*
03	£34M *$58M*

The FT Group brings together some of the most trusted and reliable brands in business and financial information. In 2005 it increased profits by more than one-third and restored its world-famous pink newspaper to profit.

Interactive Data Corporation, our 62%-owned financial information business, was once again the powerhouse behind this progress. Acquired by Pearson in 1995 to counter the cyclical swings of our advertising-funded business newspapers, IDC has been a model of rapid and consistent growth, increasing profits almost four-fold in only seven years to a record £80m.



2005 was also a year when our business newspapers began to emerge from a deep four-year business advertising recession. The *Financial Times* achieved a profit of £2m – an improvement of £14m on 2004 – as newspaper circulation stabilised and advertising revenues increased by 9%. Global advertising – booked for all print editions of the FT newspaper – was up more than 20%, and it now accounts for around half of all the FT's advertising. FT.com showed its importance to the FT's future, with over 3.2 million unique users, 84,000 paying subscribers and online advertising increasing by 27%.

Through the year, the FT continued to expand its reach and influence around the world. The Global Capital Markets Survey named the FT the world's 'most important business read' and the European Opinion Leaders Survey named it Europe's leading, most credible and most respected title. The FT's Asia edition, launched in 2003, achieved a circulation of over 36,400 in the second half of 2005 – a 14% increase year on year – and FTChinese.com logged 250,000 registered

THE FINANCIAL TIMES GROUP PERFORMANCE

Year	SALES £629M *$1,082M*	ADJUSTED OPERATING PROFIT £101M *$174M*
05	£629M *$1,082M*	£101M *$174M*
04	£587M *$1,010M*	£71M *$122M*
03	£588M *$1,011M*	£41M *$71M*

users and a formidable reputation among China's business elite. A similar story was told across the FT's network of leading national business titles. In France, *Les Echos* reached a circulation of 119,000. In Germany, *FT Deutschland* celebrated its fifth anniversary with a circulation of more than 100,000 copies. And *The Economist*, the world's best weekly newspaper, took its circulation past 1,000,000 for the first time in its history.


CHINA
INDIA
DAVOS
Ingram Pinn

Above: The FT continues to provide leaders in business, finance and politics with the best news, comment and analysis on the major international issues of the day. Our investment in the FT's Asia edition has coincided with intense interest in the rise of India and China, and the implications for international business, politics and economics.

We've followed a very clear strategy for the FT Group: to take a UK business newspaper and make it the world's business newspaper; to take a once-a-day morning read and make it a relevant through-the-day business tool; to attract premium advertising by collecting a global audience of the people who run the world; and to construct a powerful, resilient financial information business in IDC that can prosper through the business cycle.

That strategy is working, as the FT benefits from its unique position as a global source of news, comment and analysis.

The Penguin Group

In 2005, Penguin celebrated 70 years of publishing high quality books for a wide audience at affordable prices. Marking the anniversary, the UK's *Independent* newspaper said: "More than any Education Act, Penguin redesigned the intellectual landscape of Britain," and *The Times* declared: "In its three score and ten, the cheeky Penguin has achieved more for the uplift of the British mind than even the leviathans of Oxbridge."

In publishing terms, it was a year as strong as any in Penguin's proud history. Our authors scooped a string of major awards: a Pulitzer Prize (for Steve Coll's *Ghost Wars*), a National Book Award (William T. Vollman's *Europe Central*), the Whitbread Book of the Year (Hilary Spurling's *Matisse the Master*) and the Financial Times & Goldman Sachs Business Book of the Year Award (Thomas Friedman's *The World is Flat*).


MATISSE
EUROPE CEN
GHOST WARS
STEVE COLL

And it was also a year when Penguin put a tough 2004 behind it and looked forward. In its seventieth year, an impressive publishing performance ensured it had an average of two *New York Times* bestsellers and a UK top ten bestseller every week. In 2005, Penguin made its biggest ever investment in new talent, publishing more than 150 first-time authors in the US alone. It also built on its reputation for innovation, launching new book formats and enjoying rapid growth in online sales, online book clubs and podcasts. At the

The Penguin Group Performance

Sales £804m *$1,383m*


05 £804m $1,383m
04 £786m $1,351m
03 £840m $1,445m

Adjusted Operating Profit £60m *$102m*


05 £60m $102m
04 £52m $90m
03 £83m $143m

same time, it moved ahead in newer markets like India and China, publishing its first books in Hindi and acquiring worldwide rights to one of China's most popular authors. And it made room for all those investments with a series of actions to reduce costs and become more efficient.


SUE
MONK
KIDD
THE MERMAID CHAIR
खुशवंत सिंह
KHALED
HOSSEINI
A LONG WAY DOWN
NICK HORNBY
Dr Gillian McKeith
ZADIE SMITH
ON BEAUTY
JAMIE OLIVER
ROALD DAHL

Above: Penguin had a fantastic bestseller performance in the US and UK in 2005, with 129 *New York Times* bestsellers and a 66 week run for Khaled Hosseini's *The Kite Runner*. In the UK, Penguin had 54 titles featured in the top ten in 2005, with 12 titles making it to the number one spot.

Book publishing is not an easy market – it faces pressure from secondhand books, price discounting and the internet. But Penguin marked its 70th birthday in style, beating off world-famous brands from all industries to be named British Brand of the Year. With the power of its brand, the talent of its authors and its commitment to creativity and innovation, the world-famous bird is in good health.

Welcome to our report on 'Our Business and Society' for 2005. Social responsibility is core to our business, whether we're helping students achieve the best possible results at school, encouraging college students to become teachers or helping business people make better decisions.

In everything we do, our aim is to combine a commitment to our commercial goals with a clear understanding of our responsibilities in the wider world and our performance has continued to improve over the past year.


MAKEPOVERTYHISTORY

We have seen a terrible succession of disasters and man-made tragedies across the world – from the earthquake in Pakistan and India, to the hurricanes in the US and the terrorist attacks in London. In each case, the spirit and practical response of people all around Pearson was characteristically generous and inspiring. We have continued to develop our relationship with Jumpstart and Book Aid International and we're pushing forward with the work of the Pearson Foundation in the US.

As a creative business, we rely heavily on the imagination and brainpower of the thousands of people who work here and we continue to place great emphasis on the need for the makeup of our businesses to reflect the communities in which they operate.

It may sound like a cliché, but it is true that we believe our people are our greatest asset. For us, corporate responsibility does not belong in a 'box' somewhere out of sight. It is a daily part of what the company strives to be: brave, imaginative and decent in the way it treats its customers, its suppliers, its own people and the wider world in which it operates.

The following pages briefly outline how we performed against last year's targets and set some standards for us to reach in 2006. The full report is available at www.pearson.com/community/csr_report2005. Please do not hesitate to send questions or comments to david.bell@pearson.com.

David Bell, *Director for people*


THE LITTLE ENGINE THAT COULD
TRADE MARK
Puff, puff, chug, chug, went the Little Blue Engine. "I think I can—I think I can—I think I can—I think I can—I think I can—I think I can—I think I can—I think I can—I think I can."
Up, up, up. Faster and faster and faster and faster the little engine climbed.

Above: This year Pearson and non-profit organisation Jumpstart will create the largest ever shared reading experience. Jumpstart, Pearson's long-term partner in the US, has chosen a special edition of Penguin's *The Little Engine That Could* to be the official book for the Read for the Record event in August 2006. Each book sold will fund an hour of individual Jumpstart mentoring for an at-risk pre-school child.

Our Progress in 2005

In 2005 we focused on some specific targets. Here's how we performed against them:

1. Continue to advance in key indices of social responsibility. We again improved our score in the Dow Jones Sustainability Indices 2005. We also moved forward again in the 2004 Business in the Community Corporate Responsibility Index and have been included in the FTSE4Good Indices since inception. And for the second year, Pearson was ranked as a top 100 company in the Most Sustainable Companies in the World listing by Innovest.

2. Commission an independent review of social, environmental and ethical (SEE) processes. With an independent consultancy, we carried out a review of the SEE risk processes in our UK businesses. The review found that overall the current processes were appropriate, but made some recommendations to strengthen our approach which we are now implementing.

3. Work with UK media companies and industry bodies to benchmark measurements of good practice. We continue to work with the CSR media forum. This group consists of many of the major media companies in the UK and meets regularly throughout the year. We also presented our sustainable paper sourcing policy in the UK to other national newspaper publishers through the Newspaper Publishers Association.

4. Introduce independent verification for targeted areas of social responsibility activities. Our environmental review was independently verified and the statement can be viewed at www.pearson.com/environment. Pearson also joined with several UK publishing groups under the auspices of Publishers Resolution for Ethical International Manufacturing Standards (PRELIMS) to introduce a social accountability audit of the printers we use around the world. From 1 January 2007, none of the signatories to PRELIMS will use a printer who has not satisfactorily engaged in this process, by either achieving the standard or having in place an acceptable plan for improvement.

5. Complete the register of the environmental performance of our key printers. We have added further printers to our register during the year and this objective is broadly complete. This register is updated regularly.

6. Map the sources of wood, certification methods used and recycled content for the paper supplied to us for our books and newspapers. We have established a new process to receive annual returns data from our main global paper suppliers on the source, certification and recycled content of the paper we use. This information is helping us meet our commitments on improved certification of the paper we use. We continue to work with WWF UK Forest and Trade Network as we enhance our responsible paper sourcing practice.

7. Continue to assess key printers and paper suppliers against UN Global Compact standards. Our programme of supplier visits in China, India and elsewhere continued in 2005. Some existing plants were revisited, particularly where we had concerns, and the programme was extended to include South Korea.

8. Continue to reduce energy used in our buildings. We achieved progress towards our target of a 10% reduction in electricity and gas usage per square metre of our space, from 2003 to 2008. Energy use figures are included in our environmental review at www.pearson.com/environment.

9. Continue to recruit and promote people from diverse backgrounds as well as increase the number of women in senior management roles. In 2005 we created and circulated our 'diversity mid career hiring strategy' to senior managers in the UK and the US. Each company has been asked to develop an approach to encourage more recruitment from diverse backgrounds, especially in areas which are currently under-represented. Pearson hosted the first main event for the National Newspaper Diversity Forum (NNDF) in 2005 – the prize-giving ceremony for the School Journalism Competition. NNDF was set up in 2004 to generate more interest in journalism among under-represented groups in society and is chaired by David Bell.

10. Develop a strategic community partnership in the UK. Pearson is piloting a new community programme in the UK, giving a free book to every five year old in Warwickshire and Southwark in their first term of primary school. The programme aims to promote the pleasure of reading, encouraging children and parents to take time to read together. Pearson is working on the programme with Booktrust, an independent national charity. If the pilot is successful, the programme will be extended more widely across the UK in 2006.

Our Plans for 2006

Continue to advance in the key indices of social responsibility.

Examine ways to minimise the environmental impact of book packaging.

Extend our environment and labour standards auditing to our printers in South Africa and Latin America.

Continue our drive for independently verified certification to ensure the suitability of paper we purchase for our books and newspapers – this will expand to include jackets and covers.

Conduct our biennial employee survey.

Continue to recruit and promote people from diverse backgrounds and increase the number of women in senior management roles.

Introduce networking groups in the UK and US to develop future leaders and retain key employees.

Conduct a full evaluation of the pilot of our UK community programme and, subject to that, roll out the project more widely.

Continue to develop our partnership with Jumpstart in the US, to support and encourage college students to become teachers.

Remember, for the detailed report visit
www.pearson.com/community/csr_report2005

Board of Directors

Chairman

Glen Moreno• chairman, aged 62, was appointed chairman of Pearson on 1 October 2005. He is the senior independent non-executive director of Man Group plc and also a director of Fidelity International Limited and a trustee of The Prince of Liechtenstein Foundation and of The Liechtenstein Global Trust.

Executive directors

Marjorie Scardino• chief executive, aged 59, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

David Bell director for people, aged 59, became a director of Pearson in March 1996. In 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees. He is also chairman of the Financial Times Group, a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.

John Makinson chairman and chief executive officer of The Penguin Group, aged 51, joined the Pearson board in March 1996 and was finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of Interactive Data Corporation and a non-executive director of George Weston Limited in Canada.

Rona Fairhead ▲ chief financial officer, aged 44, joined the Pearson board in June 2002, after serving as deputy finance director from October 2001. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. She is also a non-executive director of HSBC Holdings plc.

Non-executive directors

Terry Burns*†• aged 61, was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of Banco Santander Central Hispano. On 1 October 2005, he was appointed deputy chairman of Marks and Spencer Group plc. He was appointed a non-executive director of Pearson in May 1999 and senior independent director in February 2004.

Reuben Mark*†• aged 67, is chairman and chief executive of the Colgate-Palmolive Company and a non-executive director of Time Warner Inc. He became a non-executive director of Pearson in 1988. He will retire from the board at the 2006 AGM.

Vernon Sankey*•▲ aged 56, was previously chief executive of Reckitt & Colman plc and is chairman of Photo-Me International plc. He is a non-executive director of Taylor Woodrow plc and Zurich Financial Services AG. He became a non-executive director of Pearson in 1993. He will retire from the board at the 2006 AGM.

Rana Talwar†•▲ aged 57, was previously group chief executive of Standard Chartered plc. He is chairman of Sabre Capital Worldwide and Centurion Bank and a non-executive director of Schlumberger Limited and Fortis Bank. He became a non-executive director of Pearson in March 2000.

Patrick Cescau*• aged 57, is group chief executive of Unilever. He became a non-executive director of Pearson in April 2002.

Susan Fuhrman• aged 61, is dean of Penn Graduate School of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and a member of the Council for Corporate and School Partnerships of the Coca-Cola Foundation. She became a non-executive director of Pearson in July 2004.

* A member of the audit committee.
† A member of the personnel committee.
• A member of the nomination committee.
▲ A member of the treasury committee.

Consolidated Income Statement

Year Ended 31 December 2005

All figures in £ millions	2005	2004	2003
Continuing operations			
Sales	4,096	3,696	3,850
Cost of goods sold	(2,022)	(1,789)	(1,846)
Gross profit	2,074	1,907	2,004
Operating expenses	(1,592)	(1,520)	(1,594)
Other net gains and losses	40	9	(6)
Share of results of joint ventures and associates	14	8	2
Operating profit	536	404	406
Finance costs	(132)	(96)	(100)
Finance income	62	17	7
Profit before tax	466	325	313
Income tax	(124)	(63)	(61)
Profit for the year from continuing operations	342	262	252
Discontinued operations			
Profit for the year from discontinued operations	302	22	23
Profit for the year	644	284	275
Attributable to:			
Equity holders of the Company	624	262	252
Minority interest	20	22	23
Earnings per share from continuing and discontinued operations	78.2p	32.9p	31.7p
Earnings per share from continuing operations	40.4p	30.8p	29.4p

The results are presented under IFRS and comparatives have been restated accordingly.

Consolidated Balance Sheet

As at 31 December 2005

All figures in £ millions	2005	2004	2003
Non-current assets			
Property, plant and equipment	384	355	402
Intangible assets	3,854	3,278	3,550
Investments in joint ventures and associates	36	47	64
Deferred income tax assets	385	359	342
Financial assets – Derivative financial instruments	79	–	–
Other financial assets	18	15	21
Other receivables	108	102	100
	4,864	4,156	4,479
Current assets			
Intangible assets – pre-publication	426	356	362
Inventories	373	314	319
Trade and other receivables	1,031	933	1,025
Financial assets – Derivative financial instruments	4	–	–
Cash and cash equivalents (excluding overdrafts)	902	461	551
	2,736	2,064	2,257
Non-current assets classified as held for sale	–	358	–
Total assets	7,600	6,578	6,736
Non-current liabilities			
Financial liabilities – Borrowings	(1,703)	(1,714)	(1,349)
Financial liabilities – Derivative financial instruments	(22)	–	–
Deferred income tax liabilities	(204)	(139)	(140)

ALL FIGURES IN £ MILLIONS	2005	2004	2003
Retirement benefit obligations	(389)	(408)	(364)
Provisions for other liabilities and charges	(31)	(43)	(59)
Other liabilities	(151)	(99)	(70)
	(2,500)	(2,403)	(1,982)
Current liabilities			
Trade and other liabilities	(974)	(868)	(943)
Financial liabilities – Borrowings	(256)	(109)	(578)
Current income tax liabilities	(104)	(89)	(54)
Provisions for other liabilities and charges	(33)	(14)	(18)
	(1,367)	(1,080)	(1,593)
Liabilities directly associated with non-current assets classified as held for sale	–	(81)	–
Total liabilities	(3,867)	(3,564)	(3,575)
Net assets	3,733	3,014	3,161
Share capital	201	201	201
Share premium	2,477	2,473	2,469
Reserves	886	126	299
Total equity attributable to equity holders of the Company	3,564	2,800	2,969
Minority interest	169	214	192
Total equity	3,733	3,014	3,161

These summary financial statements, extracted from the full financial statements, have been approved for issue by the board of directors on 26 February 2006 and signed on its behalf by Rona Fairhead, Chief financial officer.

Consolidated Cash Flow Statement

Year Ended 31 December 2005

All figures in £ millions	2005	2004	2003
Cash flows from operating activities			
Cash generated from operations	875	705	531
Interest and tax paid	(166)	(143)	(131)
Net cash generated from operating activities	709	562	400
Cash flows from investing activities			
Net disposals/(acquisitions)	175	(4)	(14)
Net investment in property, plant, equipment and intangibles	(319)	(302)	(270)
Interest received	29	13	11
Dividends from joint ventures and associates	14	12	10
Net cash used in investing activities	(101)	(281)	(263)
Cash flows from financing activities			
Proceeds from issue of ordinary shares	4	4	5
Purchase of treasury shares	(21)	(10)	(1)
(Repayment of)/proceeds from borrowings	(82)	(58)	61
Dividends paid (including to minorities)	(222)	(197)	(207)
Net cash used in financing activities	(321)	(261)	(142)
Effects of exchange rate changes on cash and cash equivalents	13	(4)	45
Net increase in cash and cash equivalents	300	16	40
Cash and cash equivalents at beginning of the year	544	528	488
Cash and cash equivalents at end of the year	844	544	528

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF PEARSON PLC

We have examined the summary financial statements of Pearson plc.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Pearson Annual Review and Summary Financial Statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements, within the Pearson Annual Review, with the Pearson financial statements, report on directors' remuneration, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Pearson Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statements' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion In our opinion the Summary Financial Statements are consistent with the Pearson financial statements and the report on directors' remuneration of Pearson plc for the year ended 31 December 2005 and comply with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP, *Chartered Accountants and Registered Auditors, London*

26 February 2006

Adjusted operating profit increased 22% to £509m on a continuing business basis.

Our adjusted earnings exclude other gains and losses on the sale or closure of businesses. We also exclude amortisation of acquired intangible assets (defined under IFRS 3); short-term fluctuations in the market value of financial instruments (as determined under IAS 39) and other currency movements charged to statutory profits (in accordance with IAS 21).

Statutory numbers in 2005 are significantly improved by profits on disposals (notably Recoletos and Marketwatch); statutory profit for the year was £644m, up £360m on 2004, with continuing operations up from £262m to £342m.

This year we saw relatively small effects of exchange on our income statement. The average US dollar rate against sterling strengthened slightly to £1:$1.81 (2004: £1:$1.83) which marginally increased our reported operating profit. However, the strong year end dollar (£1:$1.72 vs £1:$1.92 in 2004) clearly had a significant impact on our balance sheet.

Financial statements These are our first set of consolidated financial statements under International Financial Reporting Standards (IFRS). We have chosen a transition date to IFRS of 1 January 2003, which means we have comparable data under IFRS for both 2004 and 2003 displayed in our financial statements. Where material, the impact of IFRS on our accounts is discussed below.

Interest Net interest payable in 2005 was £77m, up from £74m in 2004. Although we were partly protected by our fixed rate policy, the strong rise in US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, Euro and Sterling) rose by 1.9% to 3.4%. In addition, in 2005 we did not benefit from a one-off credit of £9m for interest on a repayment of tax that occurred in 2004. These increases were offset by the £260m fall in average net debt, reflecting in particular the proceeds from the disposal of Recoletos and good cash generation. The Group's average net interest rate payable rose by 0.9% to 5.9%.

Taxation The tax rate on adjusted earnings has barely changed from 2004 to 2005, reducing from 30.9% to 30.3%. The tax rate on adjusted earnings is very close to the UK statutory rate of 30%. The higher tax rate on US and overseas profits was offset by the use of UK losses and by credits relating to previous years, reflecting continued progress in settlement of the Group's affairs with the authorities.

The total tax charge for the year was £124m, representing a 27% rate on pre-tax profits of £466m (on a statutory basis excluding discontinued operations). This compares with a 2004 rate of 19% (or £63m on a pre-tax profit of £325m). In 2004, the tax charge reflected credits of £48m relating to previous years, a substantial element of which was non-recurring; adjustments relating to previous years in 2005 resulted in a credit of £18m. The 2005 rate benefited from the fact that the profit of £40m on the sale of Marketwatch.com is free of tax.

Minority interests Following the disposal of our 79% holding in Recoletos in April 2005 and the purchase of the 25% minority stake in Edexcel our minority interests now comprise mainly the 39% minority share in IDC. In January 2006 we increased our stake in IDC by the purchase of 1.1m shares, so the future minority interest will be 38%.

Dividends Under IFRS, dividends are accrued only once approved. Therefore, the dividend accounted for in our 2005 financial statements totalling £205m, represents the final dividend (15.7p) in respect of 2004 and the 2005 interim dividend of 10p.

We are proposing a final dividend for 2005 of 17p, bringing the total paid and payable in respect of 2005 to 27p, a 6.5% increase on 2004. This final 2005 proposed dividend was approved by the board in February 2006, is subject to shareholder approval at the forthcoming AGM and will be charged against 2006 profits. In 2005, the dividend paid (including minorities) is covered 1.9 times by total free cash flow.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the reinvestment opportunities which we identify around the Group. This balance has been expressed in recent years as a desire to increase our annual dividend by more than inflation, while also reinvesting a higher proportion of our distributable earnings in our businesses.

Other financial items: Pearson operates a variety of pension schemes. Our UK scheme is by far the largest and we also have some smaller defined benefit schemes in the US and Canada. Outside the UK, most of our companies operate defined contribution schemes. Pension funding levels are kept under regular review by the Company and the Fund trustees.

The UK scheme was valued as at 1 January 2004 and the next valuation will be as at 1 January 2006. As a result of the 2004 valuation, the Company agreed to increase contributions to £30m in respect of 2004; to £35m in 2005; and to £41m annually from 2006 to 2014.

Our total gross liability for retirement benefits was £389m at 31 December 2005 (2004: £408m), of which the UK scheme represented £271m, a reduction from £304m in 2004 as a result of good investment performance.

Summary financial statements These summary financial statements were approved by the board on 26 February 2006. They do not contain sufficient information to allow for a full understanding of the results and state of affairs of the Pearson Group. For further information, the governance and financial statements of Pearson plc should be consulted. If you have not received the full annual report, but wish to do so, please return the request form attached to your proxy form for the annual general meeting. If, however, you are happy to receive the summary report only (which does include a summary financial statement) you need take no action. The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

Summary Report on Directors' Remuneration

This is a summary of the full report on directors' remuneration set out on pages 21 to 37 of the governance and financial statements 2005.

The personnel committee During 2005, Reuben Mark chaired the personnel committee; Terry Burns and Rana Talwar were the other members. All three members of the committee were independent non-executive directors. The committee's terms of reference are set out on the company's website.

Remuneration policy Pearson seeks to generate a performance culture by operating incentive programmes that support its business goals and reward their achievement. It is the company's policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson's financial performance.

Performance Below we set out Pearson's total shareholder return on three bases. First, we set out Pearson's total shareholder return performance relative to the FTSE All-Share index on an annual basis over the five-year period 2000 to 2005. We have chosen this index, and used it consistently in each report on directors' remuneration since 2002, on the basis that it is a recognisable reference point and an appropriate comparator for the majority of our investors.

Total shareholder return

— Pearson — FTSE All-Share


125
100
75
50
25
01
02
03
04
05

Secondly, we show Pearson's total shareholder return relative to the FTSE Media index on an annual basis over the same five-year period.

Total shareholder return

— Pearson — FTSE Media


125
100
75
50
25
01
02
03
04
05

And thirdly, we show Pearson's total shareholder return relative to the FTSE

All-Share and Media indices on a monthly basis over 2005, the period to which this report relates.


Total shareholder return
Pearson
FTSE All-Share
FTSE Media
130
120
110
100
Dec
Mar
Jun
Sep
Dec

Pearson is a constituent of all the indices shown above.

Remuneration Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives. Base salary and other fixed remuneration (such as benefits and pension) reflect competitive market level, role and individual contribution. Annual incentives motivate achievement of annual strategic goals. Long-term incentives drive long-term earnings and share price growth, improvement in returns and value creation and align with shareholders' interests through ownership and retention of shares.

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentive, bonus share matching and long-term incentives.

Our policy is that the remuneration of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the committee's independent advisers use to make comparisons on remuneration takes this into account. In addition, all have very substantial overseas operations. We also use selected media companies in North America.

Base salary Our policy is to review salaries annually, considering levels of pay and pay increases throughout the company.

Other emoluments It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we require executives to work worldwide and recognise that recruitment also operates worldwide.

Annual incentive The committee establishes the annual incentive plans for the executive directors and the chief executives of the company's principal operating companies, including performance measures and targets. The committee also establishes the target and maximum levels of individual incentive opportunity based on an assessment by the committee's independent advisers of market practice for comparable companies and jobs.

The performance measures relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the committee establishes thresholds, targets and maxima for different levels of payout. With the exception of the CEO, 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson management committee is based on performance against personal objectives.

For 2006, the financial performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share for continuing operations at constant exchange rates, average working capital as a ratio to sales and operating cash flow. For subsequent years, the measures will be set at the time.

There have been no changes to the executive directors' individual incentive opportunities. For the CEO, the target annual incentive opportunity is 100% of base salary and the maximum is 150%. For the other executive directors and other members of the Pearson management committee, the target is up to a maximum of 75% of salary and the maximum is twice target. The committee may award individual discretionary payments.

Annual incentive payments do not form part of pensionable earnings.

Bonus share matching The company encourages executive directors and other senior executives to acquire and hold Pearson shares.

The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares. For awards to be made in 2006 and thereafter, if these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over a five-year period, the company will match them on a gross basis of one share for every one held. Half the matching shares will rest if the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over the first three years.

Long-term incentives We are asking shareholders by separate resolution to approve the renewal of the long-term incentive plan first introduced in 2001.

The committee has reviewed the operation of this plan in the light of the company's strategic goals and concluded that it is operating satisfactorily and achieving its objectives. We are therefore seeking approval of its renewal on broadly its original terms.

Subject to shareholders' approval, executive directors, senior executives and other managers will be eligible to participate in the plan which can deliver restricted stock and/or stock options. The aim as before is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way.

Restricted stock granted to executive directors will vest only when stretching corporate performance targets over a specified period have been met. Awards will vest on a sliding scale based on performance over the period. There will be no retesting. The committee will determine the performance measures and targets governing an award of restricted stock prior to grant.

The conditions that will apply for the 2006 award and subsequently for the executive directors will be focused on delivering and improving returns to shareholders.

The performance measures will be relative total shareholder return, return on invested capital and earnings per share growth.

Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company. To achieve this, for awards of restricted stock that are subject to performance conditions over a three-year period, 75% of the award will vest at the end of the three-year period. The remaining 25% of the award will only vest if the participant retains the after-tax number of shares that vest at year three for a further two years.

It is not the committee's intention to grant stock options in 2006.

The committee's independent advisers calculate the expected value of both restricted stock and stock options i.e. their net present value after taking into account all the conditions and, in particular, the probability that any performance conditions will be met.

Taking into account these values and assessments by the committee's independent advisers of market practice for comparable companies, the committee establishes guidelines each year for the maximum expected value of individual awards. Since 2001, we have adopted this market-based approach which established maximum award levels of 300% of salary expected value for the CEO and 200% of salary expected value for the other executive directors. In practice, since 2002, actual awards have always been below these maximum levels. The expected value of awards for the executive directors in 2006 as a percentage of base salary will be in line with the value of awards granted in 2004 and 2005.

In any rolling 10-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans, and no more than 5% of Pearson's equity will be issued, or be capable of being issued, under executive or discretionary plans.

Service agreements As set out in the annual report for 2004, Peter Jovanovich stood down as a director of the company for health reasons on 31 January 2005, but remained entitled to contractual short- and long-term disability and other benefits. These arrangements are set out in an agreement dated 28 January 2005.

Dennis Stevenson retired as chairman and director on 1 October 2005. Glen Moreno was appointed chairman and director on 1 October 2005.

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.

These service agreements provide that the company may terminate these agreements by giving 12 months' notice and they specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate compensation for loss of office and in line with the market.

Retirement benefits All five executive directors participate in defined benefit plans, although in the case of two of them, benefit accruals ceased on 31 December 2001. Three of these directors participate in defined contribution plans and the aggregate value of company contributions in 2005 was £870,337.

Directors' remuneration was as follows:

ALL FIGURES IN £000S	2005 SALARIES/ FEES	2005 ANNUAL INCENTIVE	2005 OTHER*	2005 TOTAL	2004 TOTAL
Chairman					
Dennis Stevenson (retired 1 October 2005)	281	–	–	281	325
Glen Moreno (appointed 1 October 2005)	106	–	–	106	–
Executive directors					
Marjorie Scardino	710	1,038	62	1,810	1,538
David Bell	395	560	17	972	874
Rona Fairhead	420	608	16	1,044	907
Peter Jovanovich (stepped down 31 January 2005)	41	–	373	414	1,052
John Makinson	475	564	211	1,250	791
Non-executive directors					
Terry Burns	71	–	–	71	35
Patrick Cescau	55	–	–	55	35
Susan Fuhrman	55	–	–	55	18
Reuben Mark	70	–	–	70	47
Vernon Sankey	60	–	–	60	40
Rana Talwar	55	–	–	55	35
Total	2,794	2,770	679	6,243	5,697
Total 2004	2,878	2,507	312	–	5,697

*Other emoluments exclude pension contributions and include £39,245 in respect of housing costs and a US payroll supplement of £8,372 for Marjorie Scardino and a location and market premium of £186,279 for John Makinson. Peter Jovanovich received short- and long-term disability payments for the period 1 February 2005 to 31 December 2005.

The interests of the directors were as follows:

	Ordinary shares at 1 Jan 05	Ordinary shares at 31 Dec 05	Restricted shares at 1 Jan 05	Restricted shares at 31 Dec 05	Share options at 1 Jan 05	Share options at 31 Dec 05
Dennis Stevenson	167,043	174,517	30,000	30,000	3,556	–
Glen Moreno	–	100,000	–	–	–	–
Marjorie Scardino	127,761	184,889	975,648	1,336,015	540,194	500,372
David Bell	77,305	103,158	455,969	587,829	181,627	162,928
Terry Burns	4,089	5,439	–	–	–	–
Patrick Cescau	–	–	–	–	–	–
Rona Fairhead	12,710	43,209	449,803	637,936	61,904	61,904
Susan Fuhrman	551	2,318	–	–	–	–
Peter Jovanovich	86,461	86,461	491,639	436,598	459,724	426,196
John Makinson	115,898	149,466	511,184	642,756	351,853	310,337
Reuben Mark	14,798	16,546	–	–	–	–
Vernon Sankey	3,943	5,285	–	–	–	–
Rana Talwar	8,152	13,103	–	–	–	–

Note 1 Ordinary shares includes both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

Note 2 In the case of Peter Jovanovich and Dennis Stevenson, the closing balance of ordinary shares represents the number of shares held on 31 January 2005 and 1 October 2005 respectively.

Note 3 Restricted shares comprise awards made under the reward, annual bonus share matching and long-term incentive plans. The number of shares that may vest are subject to any performance conditions being met.

Note 4 Executive directors of the company, as possible beneficiaries, are also deemed to be interested in the Pearson Employee Share Ownership Trust, the trustees of which held 5,249,407 Pearson ordinary shares of 25p each at 31 December 2005 and 5,248,615 at 26 February 2006.

Note 5 At 31 December 2005, John Makinson held 1,000 shares in Interactive Data Corporation.

Note 6 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

Advisers and Financial Calendar

Advisers
Auditors PricewaterhouseCoopers LLP

Bankers HSBC Bank Plc

Brokers JPMorgan Cazenove Limited, Citigroup

Financial advisers Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited

Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

2006 Financial calendar	
Ex-dividend date	5 April
Record date	7 April
Last date for dividend reinvestment election	20 April
Annual general meeting	21 April
Payment date for dividend and share purchase date for dividend reinvestment	5 May
Interim results	31 July
Interim dividend	22 September

Principal Offices Worldwide

Pearson (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000 F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas,
New York City, NY 10019, USA
T +1 212 641 2400 F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

Pearson Education
One Lake Street, Upper Saddle River,
NJ 07458, USA
T +1 201 236 7000 F +1 201 236 3222
firstname.lastname@pearsoned.com
www.pearsoned.com

The Financial Times Group
Number One Southwark Bridge,
London SE1 9HL, UK
T +44 (0)20 7873 3000 F +44 (0)20 7873 3076
firstname.lastname@ft.com *www.ft.com*

The Penguin Group (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000 F +44 (0)20 7010 6060
firstname.lastname@uk.penguingroup.com
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City, NY 10014, USA
T +1 212 366 2000 F +1 212 366 2666
firstname.lastname@us.penguingroup.com
us.penguingroup.com

Pearson plc Registered number 53723 (England)

Design & Production: Radley Yeldar
Photography: John Edwards, Chris Terry/Getty Images (Jamie Oliver) Print: CTD

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Live and Learn

Pearson Governance and Financial Statements 2005

PEARSON

Contents

Throughout this review (unless otherwise stated):

1. Growth rates are on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2005, currency movements increased sales on a continuing business basis by £46m and profits by £12m, while portfolio changes increased sales by £29m and profits by £9m.

2. Profit measures are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS 39) and other currency movements (under IAS 21).

3. The 'business performance' measures, which Pearson uses alongside other measures to track performance are non-GAAP measures for both US and UK reporting. Pearson uses these measures because we consider them to be most useful for tracking underlying business performance. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under IFRS are included in notes 2, 9 and 29 of the governance and financial statements.

4. Dollar comparative figures have been translated at the year end rate of $1.72: £1 sterling for illustrative purposes only.

Pearson plc – Attendance card

The Pearson plc Annual General Meeting To be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 21 April 2006. If you wish to come to the meeting please bring this card with you and present it on arrival.

Getting to the Conference Centre by public transport The Conference Centre is a five minute walk from Westminster and St James's Park underground stations and a 15 to 20 minute walk from Victoria mainline and underground stations.

Getting to the Conference Centre by car Due to its central location, on-street parking around the Conference Centre is very limited. There are NCP car parks in Abingdon Street and Rochester Row, just a short walk from the Centre.



King Charles St.
St James's Park
Parliament St.
Westminster
Great George St.
Bridge St.
Birdcage Walk
Storey's Gate
Parliament
Square
Tothill St.
Queen
Elizabeth II
Conference
Centre
St James's
Park
Broad Sanctuary
Great Smith St.
Abingdon St.
Victoria St.

Pearson plc – Distribution of annual report and annual review

This year we have produced two documents – 'Pearson governance and financial statements' which includes all the financial statements, the operating and financial review, the full directors' report and the full report on directors' remuneration and the 'annual review and summary financial statements' which includes the chairman's statement, the chief executive's review, a review of the businesses, together with a summary of the directors' remuneration report and the summary financial statements. These two documents together comprise the full annual report for 2005. If you have received only the annual review and would like to receive the full annual report for 2005 and in the future, please tick the box below and return this form to our registrars in the enclosed prepaid envelope.

If you are happy to receive the annual review only then no further action is needed.
I would like to receive the full annual report for 2005 and in the future ☐

Guidance notes on completing the form of proxy
You will find further details of the resolutions to be voted, together with the Notice of AGM, in the enclosed circular to shareholders. If you cannot attend the AGM you can appoint one or more persons, who need not be (a) member(s) of the company but who must attend the AGM in person, to be your proxy to vote in accordance with your instructions. If, in respect of any resolution, no voting instructions are received your proxy will vote, or abstain from voting, as he/she thinks fit. This form must be signed. In the case of joint holdings, the vote of the senior, whether in person or by proxy, will be accepted to the exclusion of the other joint holders. Seniority will be determined by the order in which the names appear in the register of members. If someone other than you signs this form, the letter of authority, power of attorney or a certified copy of the power of attorney authorising him/her to sign on your behalf must be sent with this form.

Electronic appointment
You can submit your proxy electronically at www.sharevote.co.uk and to do this you will need to use the Reference Number, Card I.D. and Account Number which are shown on this form.

Electronic proxy voting instructions must be submitted by 12 noon on Wednesday, 19 April 2006.

Alternatively, a member who has a shareview portfolio registered with Lloyds TSB Registrars may log onto their portfolio at www.shareview.co.uk, click on 'Company Meetings' and follow the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them.

CREST electronic proxy appointment
CREST members who wish to appoint a proxy or proxies, or amend an instruction to a previously appointed proxy, through the CREST electronic proxy appointment service may do so for the AGM to be held at 12 noon on Friday, 21 April 2006 and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent (ID7RA01) by 12 noon on Wednesday, 19 April 2006. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Neither the return of the form of proxy nor the submission of an electronic or CREST voting instruction will prevent a registered shareholder from attending the AGM in person.

PEARSON PLC – FORM OF PROXY

Reference Number | Card I.D. | Account Number

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.
I/We, being (a) member(s) of Pearson plc (the company), hereby appoint the chairman of the meeting○ or (indicate below)

as my/our proxy to attend and, on a poll, to vote for me/us on my/our behalf at the AGM of the company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 21 April 2006 and at any adjournment of that meeting.

To be valid, this form of proxy must be signed and returned to the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TB in the enclosed prepaid envelope, so as to be received no later than 12 noon on Wednesday, 19 April 2006. In the case of a corporation this form of proxy should be executed under its common seal or under the hand of a duly authorised officer.

○If you wish to appoint someone other than the chairman as your proxy, delete the words 'the chairman of the meeting or' and insert the name of your proxy.

IF YOU INTEND COMING TO THE AGM PLEASE MARK THIS BOX ☐
See over for notes.

Please indicate with a ☒ in the boxes on the right how you wish the proxy to vote your share entitlement. Fold

		For	Against	Vote withheld
Resolution 1	To receive the company's accounts and the reports of the directors and auditors	☐	☐	☐
Resolution 2	To declare a final dividend	☐	☐	☐
Resolution 3	To re-elect David Bell as a director	☐	☐	☐
Resolution 4	To re-elect Terry Burns as a director *†•	☐	☐	☐
Resolution 5	To re-elect Rana Talwar as a director †•▲	☐	☐	☐
Resolution 6	To reappoint Glen Moreno as a director•	☐	☐	☐
Resolution 7	To reappoint David Arculus as a director	☐	☐	☐
Resolution 8	To reappoint Ken Hydon as a director	☐	☐	☐
Resolution 9	To receive and approve the report on directors' remuneration	☐	☐	☐
Resolution 10	To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year	☐	☐	☐
Resolution 11	To authorise the directors to determine the remuneration of the auditors	☐	☐	☐
Resolution 12	To authorise the directors to exercise the powers of the company to allot ordinary shares	☐	☐	☐
Resolution 13	To increase the authorised share capital of the company	☐	☐	☐
Resolution 14	To waive the pre-emption rights conferred under the Companies Act 1985 to a limited extent	☐	☐	☐
Resolution 15	To authorise the company to purchase its own shares	☐	☐	☐
Resolution 16	To renew the Pearson Long-Term Incentive Plan	☐	☐	☐

* a member of the audit committee. † a member of the personnel committee. • a member of the nomination committee. ▲ a member of the treasury committee.

Signature | Date

PEARSON

0383 – 017 – 2

LETTER FROM THE CHAIRMAN

ON BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING ON FRIDAY, 21 APRIL 2006

AND NOTICE OF ANNUAL GENERAL MEETING

This document is important and requires your immediate attention.

If you are in any doubt as to what action you should take, you should seek your own advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the company's registrars no later than 12 noon on Wednesday, 19 April 2006. Alternatively, you may register your vote online by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, the electronic settlement system for UK securities, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish. Electronic and CREST proxy voting instructions should also be submitted no later than 12 noon on Wednesday, 19 April 2006.

PEARSON

Registered office: Pearson plc, 80 Strand, London WC2R 0RL, UK
Registered in England. Registered number 53723

To Shareholders
21 March 2006

Dear Shareholder,
I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 21 April 2006.

This year, voting on all of the proposed resolutions at the AGM will be conducted on a poll rather than on a show of hands. This is in line with recommended best practice as published in the recent Myners Report to the Shareholder Voting Working Group.

Voting by calling a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those members who attend the meeting.

Electronic voting enables results to be obtained almost immediately and facilitates an efficient process for voting on a poll. The Lloyds TSB Registrars "VoteNow" system will be used at the meeting, a summary of which is given in Note 4 on page 10.

Shareholders of the company (shareholders) will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

Ordinary business
The company's accounts and reports of the directors of the company (directors) and auditors of the company (auditors);
The final dividend for the year ended 31 December 2005;
Re-election and reappointment of directors;
Approval of the report on directors' remuneration;
Reappointment of PricewaterhouseCoopers LLP as auditors for the ensuing year;
Authority to determine the remuneration of the auditors; and
Authority to allot shares.

Special business
Increase in authorised share capital;
Waiver of pre-emption rights;
Authority to purchase own shares; and
Renewal of the Pearson Long-Term Incentive Plan.

A brief description of these matters is set out below.

Notice of AGM
The Notice convening the AGM is set out on pages 7 to 10 of this document.

Report and accounts and final dividend (resolutions 1 and 2)
The first item for consideration at the AGM will be the company's accounts and the reports of the directors and auditors for the financial year ended 31 December 2005.

Separately, shareholders will also be asked to approve the payment of a final dividend of 17p per ordinary share in respect of the year ended 31 December 2005, as recommended by the directors. The dividend will be payable on 5 May 2006 to shareholders on the register at the close of business on 7 April 2006, the record date.

Re-election and reappointment of directors (resolutions 3 to 8)
Five directors will retire by rotation at the AGM in accordance with the company's Articles of Association (Articles) and the requirements of the Combined Code on Corporate Governance (the Code). Three of them, David Bell, Terry Burns, and Rana Talwar will offer themselves for re-election. Reuben Mark and Vernon Sankey will not stand for re-election, as indicated last year.

David Bell aged 59, became a director of Pearson in March 1996. He is chairman of the Financial Times Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees. He is also a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.

Terry Burns aged 61, was appointed to the board, as a non-executive director, in May 1999. He was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is deputy chairman of Marks and Spencer Group plc, non-executive chairman of Abbey National plc and Glas Cymru Limited, and a non-executive director of Banco Santander Central Hispano. He is a member of our audit and personnel committees, and our senior independent director.

Rana Talwar aged 57, was appointed to the board, as a non-executive director, in March 2000. He was previously group chief executive of Standard Chartered plc. He is chairman of Sabre Capital Worldwide and Centurion Bank and a non-executive director of Schlumberger Limited and Fortis Bank. He is a member of our personnel committee.

Having been appointed since the last AGM, Glen Moreno, David Arculus and Ken Hydon will retire at the forthcoming AGM and, in accordance with the company's Articles and being eligible, will offer themselves for reappointment. Glen Moreno – aged 62, was appointed to the board as chairman on 1 October 2005. He is a director of Fidelity International and chairman of its audit committee. He is also the senior independent non-executive director of Man Group plc, and trustee to The Prince of Liechtenstein Foundation and The Liechtenstein Global Trust. From 1987 to 1991 he was chief executive of Fidelity International, and before that he spent 18 years at Citigroup in Europe and Asia. Glen was selected as Pearson's chairman because of his experience of building businesses, his international perspective and his commitment to shareholder value. David Arculus – aged 59, is a non-executive director of Barclays Bank plc and Telefonica SA, and was chairman of O_2 plc from 2004 until it was acquired by Telefonica earlier this year. His previous roles include chairman of Severn Trent plc, chairman of IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc. He became a non-executive director of Pearson in February 2006. Ken Hydon – aged 61, is a non-executive director of Tesco plc and Reckitt Benckiser plc. He was previously finance director of Vodafone Group plc and of subsidiaries of Racal Electronics, and financial controller of 3M. He became a non-executive director of Pearson in February 2006. With these credentials, and with their records of success at some highly respected organisations, the board believes that each will make a valuable contribution to Pearson and would wholeheartedly recommend their reappointment.

Report on directors' remuneration (resolution 9)
Shareholders will be asked to approve the report on directors' remuneration in accordance with the provisions of the Directors' Remuneration Report Regulations 2002.

Auditors (resolutions 10 and 11)
Resolutions will be proposed to reappoint PricewaterhouseCoopers LLP as auditors until the conclusion of the AGM in 2007 and to authorise the directors to determine the remuneration of the auditors.

Renewal of the directors' authority to allot shares (resolution 12)
Shareholders will be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to update for another year the authority for the allotment of shares which was conferred on the board of directors at the last AGM on 29 April 2005. This resolution is conditional on resolution 13 being passed. If both resolutions are passed, the new authority would permit the allotment of up to approximately 268 million ordinary shares (representing approximately 33% of Pearson's issued ordinary share capital at 1 March 2006) over and above those committed to the various share option and employee share plans. The directors have no current intention to exercise this authority.

Proposed increase in authorised share capital (resolution 13)
Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be some 385 million ordinary shares unissued, including some 107 million ordinary shares (representing approximately 9% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans. The increase represents some 0.5% of the current authorised share capital.

Waiver of pre-emption rights (resolution 14)
A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the Act. Accordingly, resolution 14 proposes a one year authority to issue ordinary shares for cash consideration either by way of a rights issue or to persons other than existing shareholders, in the latter case limited to a total of some 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital at 1 March 2006.

Authority to purchase own shares (resolution 15)
Shareholders will be asked to renew for a further year the authority given to the directors at the AGM held on 29 April 2005 to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

Last year's authority has not been exercised, but the directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are repurchased will be dealt with in accordance with section 162A of the Act. The company is entitled to hold the shares as treasury shares, sell them for cash, cancel them or transfer them pursuant to an employee share plan.

The authority, which will expire no later than 20 July 2007, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital at 1 March 2006. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to the higher of (i) 105% of the average of the market values of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current bid for an ordinary share as derived from the London Stock Exchange Trading System, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and Financial Services Authority requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for ordinary shares which were outstanding at 1 March 2006, the latest practicable date prior to the publication of this circular, was 22 million, which represents 2.74% of the issued share capital of the company at that date and would represent 3.03% of the company's issued share capital, if the maximum number of 80 million shares were to be purchased by the company.

Renewal of the Pearson Long-Term Incentive Plan (resolution 16)

The Pearson Long-Term Incentive Plan (the Plan) was approved by shareholders in 2001 for a five-year period. It was designed to enable us to recruit and retain the ablest managers worldwide and to ensure that their long-term incentives are competitive in the markets in which we operate.

The personnel committee of the Pearson board (the Committee) has reviewed the operation of the Plan in light of the company's strategic goals and concluded that it is operating satisfactorily and achieving its objectives. We are therefore seeking approval of its renewal on broadly its original terms.

A summary of the Plan and its intended operation is set out in the Appendix.

In recent years, Pearson has developed a remuneration framework that links rewards to the performance of the company and therefore to shareholders' interests. Full details of our remuneration policy are set out in the report on directors' remuneration in the annual report for the year ended 31 December 2005.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson's financial performance.

Total remuneration is made up of fixed and performance-linked elements with each element supporting different objectives.

Base salary and other fixed remuneration reflect competitive market level, role and individual contribution. Annual incentives motivate achievement of annual strategic goals, while long-term incentives drive long-term earnings and share price growth, improvement in returns and value creation and align directors' and shareholders' interests through ownership and retention of shares.

Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements which typically comprise up to two-thirds of executive directors' remuneration.

We select performance conditions for the company's various performance-related annual or long-term incentive plans that are linked to the company's strategic objectives and aligned with the interests of shareholders.

We have consulted with major shareholders and their representatives on the renewal of the Plan and its operation in 2006. The proposals set out in the Appendix, including amendments to the current plan, reflect the constructive and supportive comments received as part of this consultation. The Committee will continue to ensure that full and transparent information is provided to shareholders each year on the manner in which the Plan is operated.

Annual General Meeting
The resolutions referred to in this letter are included in the Notice of AGM set out on pages 7 to 10 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 21 April 2006. If you are unable to attend the meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrars not less than 48 hours before the time of the meeting. Alternatively, you may register your vote online by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the AGM and voting in person should you so wish. If you are unable to attend the AGM in person but would like to ask a question anyway, please e-mail glenmoreno-agm@pearson.com.

Recommendation
In the opinion of the directors, the passing of resolutions 1 to 16 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 16 as they intend to do in respect of their beneficial holdings.

Yours sincerely

Glen Moreno, Chairman

Directors
G R Moreno (chairman)
M M Scardino (chief executive)
D C M Bell (director for people)
R A Fairhead (chief financial officer)
J C Makinson (chairman and chief executive of The Penguin Group)

T D G Arculus
T Burns
P J Cescau
S H Fuhrman
K J Hydon
R Mark
V Sankey
G S Talwar

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (AGM) of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 21 April 2006 for the following purposes:

Ordinary business

1. To receive and consider the accounts of the company and reports of the directors of the company (directors) and auditors of the company (auditors) for the year ended 31 December 2005;
2. To declare a final dividend on the ordinary shares, as recommended by the directors;
3. To re-elect David Bell as a director;
4. To re-elect Terry Burns as a director;
5. To re-elect Rana Talwar as a director;
6. To reappoint Glen Moreno as a director;
7. To reappoint David Arculus as a director;
8. To reappoint Ken Hydon as a director;
9. To receive and approve the report on directors' remuneration;
10. To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year;
11. To authorise the directors to determine the remuneration of the auditors; and
12. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 13 set out in the Notice of AGM dated 21 March 2006, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,028,171, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously reviewed, varied or revoked by the company in general meeting), provided that: (i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and (ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 12 passed at the AGM of the company held on 29 April 2005.

Special business

13. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £296,500,000 be and is hereby increased by £1,000,000 to £297,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, subject to the passing of resolution 12, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 12 in the Notice of AGM dated 21 March 2006 (or, if resolution 12 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 12 passed at the AGM held on 29 April 2005), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited: (i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,040,000; and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

15. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System; (iv) the authority hereby conferred shall expire at the end of the next AGM or 18 months from the date of this resolution whichever is earlier unless such authority is renewed prior to such date; and (v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

16. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the Pearson Long-Term Incentive Plan, the principal terms of which are summarised in the Appendix to the circular to shareholders dated 21 March 2006, be and is hereby approved and adopted, and the directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect.

By order of the board

Philip Hoffman, Secretary – 21 March 2006

Notes

1. Ordinary shareholders only are entitled to attend and vote at this AGM. Any such shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxy or proxies to attend and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TB, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Alternatively, you may register your vote online by visiting the website of the company's registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

2. The following documents are available for inspection at the company's registered office during normal business hours on any business day and also during the AGM and for 15 minutes before it starts:

   - copies of the directors' service contracts with, or letters of appointment by, the company; and
   - the rules of the Pearson Long-Term Incentive Plan.

   The register of directors' interests will also be available for inspection from the commencement of the AGM until its conclusion.

3. The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6 pm on Wednesday, 19 April 2006 shall be entitled to attend and vote at the aforesaid AGM in respect of the number of shares registered in their name at that time. Changes to the register of members of the company after 6 pm on Wednesday, 19 April 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. As explained in the chairman's letter, Pearson has decided to move to voting on a poll and to use an electronic system called "VoteNow" to facilitate this process. We have been assured by Lloyds TSB Registrars that the "VoteNow" system has been rigorously tested by independent IT experts and independent auditors. We are satisfied that "VoteNow" accurately collects and presents the number of votes received for a resolution.

   The following notes summarise the key points for shareholders attending the AGM and how they can make best use of the "VoteNow" system:

   a) at the registration desks you will be given a smartcard with a unique barcode. This barcode will enable the registrars to link the vote you give via your electronic handset (which will be provided to you before the meeting starts) with your individual shareholding and consequently with the number of votes that you have at the meeting. This is different from the "show of hands" method where each shareholder casts a single vote regardless of the number of shares held.

   b) when instructed by the chairman you should press the button on your handset corresponding with the way you wish to vote.

   c) when voting you will see a message on your handset confirming that your vote "for" or "against" or "vote withheld" has been received. If you make a mistake you may simply press the correct button – your original vote will be cancelled and superseded by the correct vote. You may do this at any time until the chairman declares the vote on the resolution closed. You should note that a "vote withheld" has no legal effect and will count neither for nor against the resolution.

   d) a few moments after the chairman has declared the vote on the resolution closed, a provisional summary of the poll vote will be displayed in the auditorium showing the total number and percentages of shares voted ("for", "against" or "vote withheld") on the poll for that resolution. In order that the registrars may make a final audit check at the end of the meeting, these numbers are necessarily provisional. However, it is likely that these numbers will be strongly indicative of the result of the shareholders' voting. The final summary of the votes cast in respect of each resolution will be calculated at the end of the meeting and will be announced via a Regulatory Information Service and published on the company's website (www.pearson.com) as soon as practicable after the meeting.

Appendix
Renewal of the Pearson Long-Term Incentive Plan

Introduction

The Plan comprises two elements and can deliver restricted stock, which involves conditional awards of shares, and/or stock options. These elements offer the Committee the flexibility with which to construct managers' long-term incentive packages and the ability to link corporate performance and reward.

All employees of Pearson and its subsidiaries (including executive directors of the company), who are required to devote substantially the whole of their working time to the business of any member of the Pearson group, are eligible to participate in the Plan at the discretion of the Committee.

The Committee will supervise the Plan and will have responsibility for agreeing all grants of restricted stock and stock options under the Plan. It will also have responsibility for setting the policy for the operation of the Plan – for example, by agreeing performance measures and targets that are consistent with the company's strategic objectives and by establishing the level of individual awards.

Restricted stock awards and stock options to acquire ordinary shares in the capital of Pearson or American Depositary Receipts (Shares) may be awarded at any time, but not during a close period of the company. It is anticipated that grants will be made annually other than for new employees or following an acquisition. It is not the Committee's intention to grant stock options in 2006.

Principal terms of restricted stock

Restricted stock granted to executive directors will vest only when stretching corporate performance targets over a specified period have been met. Awards will vest on a sliding scale based on performance over the period. There will be no re-testing. The Committee will determine the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that will apply for the 2006 awards and subsequently for the executive directors will be focused on delivering and improving returns to shareholders. These are relative total shareholder return, return on invested capital, and earnings per share growth.

It is anticipated that for the 2006 awards for the executive directors, the award will be split equally across all three measures. It is anticipated that one-third of the award will be based on Pearson's total shareholder return relative to the constituents of the FTSE World Media Index over the three-year period 2006 to 2009. Subject to the Committee satisfying itself that the recorded total shareholder return is a genuine reflection of the underlying financial performance of the business, this part of the award will vest in full if Pearson's total shareholder return relative to this group of companies is ranked at the upper quartile or better. 30% of the award (compared to 40% for the two previous awards in 2004 and 2005) will vest at the median. No part of the award will vest for performance below median.

Total shareholder return will be measured over the three-year period 2006 to 2009 based on the period immediately following the 2005 results announcement to the period immediately following the 2008 results announcement.

Companies that drop out of the index (e.g. through acquisition, merger, cessation of trading) will be excluded i.e. only companies operating for the entire period are counted. Where a constituent of the FTSE World Media Index is listed outside the UK, there will be no adjustment to the total shareholder return calculations for currency or local market movements. The share price will be averaged over 20 trading days at the start and the end of the performance period and dividends will be treated as having been re-invested in additional shares on the ex-dividend date.

One-third of the 2006 award will be based on return on invested capital, defined as operating profit net of 15% cash tax divided by net operating assets plus gross goodwill (pre-amortisation). As the 2006 award will not be made until later in the year, the Committee has yet to set the targets but will disclose them in due course. It is anticipated that the Committee will set a threshold for return on invested capital in 2008, at which 25% of the award will vest, which is both a significant improvement on years prior to 2006 and is at least equivalent to the company's weighted average cost of capital. The award will vest in full for return on invested capital significantly above the weighted average cost of capital.

For the final third of the 2006 award, to be based on earnings per share growth, the threshold for payout, at which 30% of this part of the award will vest, is growth in earnings per share of 5% per annum. This part of the award pays out in full for growth in earnings per share of at least 12% per annum. The Committee does not consider it appropriate for the measurement of earnings per share to be directly linked to UK retail price inflation in view of the international nature of the company's business.

Earnings per share growth will be calculated using the aggregate method that sums the results for each year and calculates the compound annual growth rate over the period.

Full details of the performance measures and targets will be set out in the report on directors' remuneration for 2006.

For awards beyond 2006, the rules will continue to allow the Committee to use the same performance measures and targets, or to apply different ones that are consistent with the company's strategic objectives and which it considers to be no less demanding.

Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company. To achieve this, 75% of a participant's performance-related restricted stock award will vest, subject to satisfaction of the performance conditions, at the end of the three-year period. The remaining 25% of the award will only vest if the participant retains the after-tax number of Shares that vest at year three, for a further two years.

Restricted stock awards may be granted without performance conditions to satisfy recruitment and retention objectives. In such circumstances awards will vest after a specified period of service with Pearson. The vesting period will be specified by the Committee when an award is granted (and will not be less than 12 months). Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

A participant has no rights in relation to an award or to the Shares the subject of an award until it has vested. As an amendment to the current plan, where Shares vest under awards, a participant will receive additional Shares representing the gross value of dividends that would have been paid on these Shares during the performance period and reinvested. The expected value of awards made on this basis will take into account a reasonable expectation of the value of dividends over the vesting period.

Appendices to the rules can be incorporated to operate the Plan outside the UK. These appendices can vary the rules of the Plan to take account of any securities, exchange control or taxation laws or regulations. Under one such appendix (which is self-standing), the Committee may grant awards to department heads and members of the senior editorial team of Les Echos who are resident in France for tax purposes. Any awards granted under this French appendix will be governed by the terms of the appendix in order to enable the awards to attract favourable tax and social security treatment for French resident participants. Any awards granted under this appendix will vest on the third anniversary of the date of grant provided the participant is still an employee of the group at that time. Following vesting the Shares must be held by the participant for a further two years. The awards are also treated differently in the event of a good leaver circumstance in order to take account of the requirements of French legislation.

Principal terms of stock options

Whilst it is not the Committee's intention to grant stock options in 2006, the Committee believes that the Plan should retain the flexibility of granting stock options in addition to, or instead of, restricted stock awards in the right circumstances. Any decision by the Committee to grant stock options in the future would take account of best practice prevailing at the time. The Committee would consult with shareholders before granting stock options to executive directors.

An option granted under the stock option element may not generally be exercised until a time specified when the option is granted. The date on which options would become exercisable would be set by the Committee. Options may not be exercised later than the tenth anniversary of grant.

The feature of the current long-term incentive plan that allows for the granting of options based on performance in the period prior to grant would no longer apply.

As an amendment to the current plan, any options granted to executive directors would be subject to stretching performance conditions on vesting and a three-year minimum vesting period. Any options would vest on a sliding scale based on performance over the period. There would be no re-testing. The Committee would determine the conditions prior to grant.

The option price per Share would not be less than the market value of a Share at the date of grant, and may be stated in sterling or US dollars. A participant has no rights in relation to an option nor to the Shares which are the subject of the option until the option has been exercised.

In addition, the Committee would have the ability to grant stock appreciation rights in place of options if the Committee considers that a stock appreciation right would be a better form of incentive.

An appendix to the stock option element, which will be capable of approval by UK HM Revenue and Customs (HMRC) under Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, would permit the grant of HMRC approved options up to the HMRC £30,000 limit.

Further appendices to the Plan permit the grant of stock options to US resident and French resident employees respectively. The terms under which options are granted to employees in the US are essentially subject to the same provisions as summarised above, except that options may be over either shares or American Depositary Receipts. The options may be granted as incentive stock options (ISOs) or non-qualified stock options. ISOs are intended to qualify for favourable tax treatment under section 422 of the US Internal Revenue Code of 1986, as amended.

Options granted to French resident employees are also subject to essentially the same provisions although the treatment of options in the event of a good leaver circumstance is modified to take account of the requirements of French legislation.

Level of individual awards

Our policy is that the remuneration of the executive directors should be competitive with those of executive directors in similar positions elsewhere. The Committee looks at the competitive position both of each element of remuneration (i.e. base salary and other fixed remuneration such as pension, annual and long-term incentives) and of total remuneration. This takes account of assessments by the Committee's independent advisers of market practice for comparable companies.

The Committee's independent advisers also calculate the expected value of both restricted stock and stock options i.e. their net present value after taking into account all the conditions and, in particular, the probability that any performance conditions will be met. Based on these values, and the assessments of market practice for long-term incentives and overall remuneration, the Committee will establish guidelines each year for the maximum expected value of individual awards.

Since 2001, we have adopted this market-based approach which established maximum award levels of 300% of salary expected value for the CEO and 200% of salary expected value for the other executive directors. In practice, since 2002, actual awards have always been below these maximum levels.

Although the rules of the Plan will continue to give the Committee the flexibility to vary these maximum levels, we do not intend to do so and would only change them after further consultation with shareholders.

For 2006, the expected value of awards for the executive directors as a percentage of base salary will be in line with the expected value of awards as a percentage of base salary granted in 2004 and 2005. For awards after 2006, we do not anticipate increasing the value of awards beyond these levels unless justified on the grounds of market practice and competitiveness. Full details of awards will be set out in the report on directors' remuneration for 2006 and future years.

In establishing these guidelines for the maximum expected value of individual awards, the Committee also has regard to the face value of the awards and their potential value should the performance targets be met.

Cessation of employment

If a participant ceases employment with the group before awards have vested, all restricted stock awards and stock options will generally lapse. However, if the reason for leaving is ill-health, injury, disability, retirement, the employing company or business ceasing to be part of the group or redundancy (with appropriate meanings being given to these terms in all territories in which the company operates), or any other reason which the Committee so decides in its absolute discretion, a participant's restricted stock award and stock options will remain in force.

In the case of performance-related restricted stock awards, the awards will normally continue until the original vesting date and will be released to the extent any applicable performance target has been met on the original vesting date.

In the case of restricted stock awards that are not subject to a performance condition, the awards will be released as soon as practicable after the participant leaves.

In the case of options that are subject to a performance condition, the options will normally continue until the original vesting date and will be exercisable to the extent any applicable performance target has been met for a period of six months from the original vesting date.

In the case of options that are not subject to a performance condition, the options will normally be exercisable for a period of six months from the date the participant leaves.

The number of Shares that vest under restricted stock awards will be scaled down pro-rata to the participant's actual service during the vesting period, unless the Committee determines that the leaver's entitlement should not be scaled down or should only be scaled down in part.

In the event of a participant's death or other exceptional circumstances on leaving employment, the Committee may permit the release of restricted stock awards or the exercise of stock options on an accelerated basis.

Change of control of the company

In the event of a change of control of Pearson as a result of a takeover offer or scheme of arrangement under section 425 of the Companies Act 1985 (other than for the purpose of creating a new holding company for Pearson) restricted stock awards will vest and stock options will become exercisable.

In the case of restricted stock awards and stock options that are subject to a performance condition, they will vest or be exercisable to the extent that the performance condition has been met at the date of the relevant event. The number of Shares over which the restricted stock award vests will then be scaled down pro-rata to the participant's actual service during the performance period, unless the Committee determines that the performance conditions would have been met to a greater or lesser extent at the end of the full performance period. The Committee will, however, retain the discretion to modify any pro-rating if it considers that the contribution of the senior executive team to the creation of shareholder value during the performance period would not otherwise be properly recognised. The Committee will not exercise its discretion in such a way that results in unjustifiably large rewards.

In the case of restricted stock awards and stock options that are not subject to a performance condition, these shall vest or become exercisable. The number of Shares over which the restricted stock award vests will be scaled down pro-rata to the participant's actual service from the date of grant up to the date of the relevant event, unless the Committee determines otherwise.

Source of Shares

Awards under the Plan may be satisfied using either existing Shares bought in the market, treasury Shares or newly-issued Shares.

Where restricted stock awards and stock options are granted over existing Shares, these will be purchased by an employee trust established by the company. The trust will not in any event hold more than 5% of the company's issued share capital. Group companies will provide funds, by way of loan or gift, to the trust to enable it to purchase Shares.

All Shares allotted under the Plan will carry the same rights as all other issued ordinary shares in the company.

To the extent that newly-issued Shares are used under the Plan (or any appendices), the company will ensure that the number of Shares which may be issued under the Plan, when aggregated with the number of Shares which may be issued under all of Pearson's share plans pursuant to grants made under such plans in any rolling 10-year period, will not be more than 10% of Pearson's issued share capital. As an amendment to the current plan, the company will also ensure that the number of Shares which may be issued under the Plan, when aggregated with the number of Shares which may be issued under Pearson's executive or discretionary plans pursuant to grants made under such plans in any rolling 10-year period, will not be more than 5% of Pearson's issued share capital.

To the extent that stock appreciation rights (SARs) are granted under the Plan and such SARs could relate to newly-issued Shares, for the purposes of the above limits the number of Shares to which the SAR relates shall be taken into account and not the number of Shares that is delivered on satisfaction of the SAR.

The Committee may use treasury Shares for the purposes of the Plan, and transfers of such treasury Shares will count towards these percentage limits.

General provisions

No consideration is payable by participants for the grant of restricted stock or stock options.

Restricted stock awards and stock options may not be assigned or transferred, except on a participant's death, when they may be assigned to the participant's personal representatives. Benefits under the Plan are not pensionable.

If there is a variation in the share capital of the company (including a demerger or payment of a super dividend) the terms of restricted stock awards or stock options may be adjusted to reflect that variation.

The directors will have authority to amend the rules of the Plan, provided that no amendment to the advantage of participants or eligible employees may be made to provisions relating to eligibility requirements, equity dilution, share utilisation and individual participation limits and the adjustments that may be made in the event of a variation in the company's share capital without the prior approval of shareholders in general meeting. However, shareholder approval will not be required if the amendment is minor and made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

No restricted stock award or stock option may be granted after five years from the date of renewal of the Plan by shareholders.

Shareholder Information

Payment of dividends to mandated accounts
Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP)
The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

Individual Savings Accounts (ISAs)
Lloyds TSB Registrars offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

Low cost share dealing facilities
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of buying and selling Pearson shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate. A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars, telephone 0870 242 4244 for details.

ShareGift
Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686). ShareGift is particularly designed to use donated shares to support a wide range of UK charities. Over £7 m has been given by ShareGift so far to over 1,000 UK charities. Further information about ShareGift and the charities it has supported may be obtained from their website, www.sharegift.org or by contacting ShareGift at 46 Grosvenor Street, London W1K 3HN.

Shareholder information online
Lloyds TSB Registrars provide a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price
The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com or from www.ft.com.

American Depositary Receipts (ADRs)
Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888 BNY ADRs (toll free within the US) or (1) 212 815 3700 (outside the US), or e-mail shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

PEARSON


LONGMAN
my first

2005 overview

Pearson predicted that 2005 would be a year of strong growth and financial progress, driven by education, our largest business. We have reported that Pearson Education had its best year ever; that the FT Group achieved a further significant profit improvement; and that we see good prospects for continued growth in 2006 and beyond.

Pearson's sales increased 9% in 2005, the fastest rate of growth for five years. Adjusted operating profit increased by 22%, well ahead of sales, with profits improving in all businesses. Operating margin improved by 1.6% points to 12.4%. Adjusted earnings per share were 34.1p, up 24%.

In 2005, Pearson generated more cash than ever before, increasing operating cash flow by £152m or 36% to £570m and free cash flow by £147m or 52% to £431m. Cash conversion was particularly strong at 113% of operating profit. The average working capital to sales ratio at Pearson Education and Penguin improved by a further 2% points to 27.4%, even as we continued to make a significant investment in new products and services that will support our future growth.

Our return on invested capital improved to 6.7%, or 7.2% at constant currency, from 6.2% in 2004.

Our statutory results show an increase in operating profit to £536m (2004: £404m) and in statutory basic earnings per share to 78.2p (2004: 32.9p), benefiting from a £302m profit from Recoletos. We ended the year with net debt of £996m, a £225m reduction on 2004 despite the sharp increase in the value of the US dollar to £1:$1.72 at 31 December which increased our dollar denominated net debt by £121m.
The £426m proceeds from the sale of our interests in Recoletos and MarketWatch were partially used in a series of bolt-on acquisitions in education and financial information, including AGS, Co-nect and IS.Teledata.

The board is proposing a dividend increase of 6% to 27.0p. Subject to shareholder approval, 2005 will be Pearson's 14th straight year of increasing our dividend above the rate of inflation, and in the past eight years we have returned approximately £1.5bn or one-quarter of our current market value to shareholders through the dividend.



Rona Fairhead, *Chief financial officer*

ADJUSTED EARNINGS PER SHARE


05
34.1p $58.7¢

Our progress We increased adjusted earnings per share by 24% on an underlying basis. We expect future strong underlying earnings growth in 2006 as we continue to increase margins and grow ahead of our markets.

FREE CASH FLOW


05
£431M $741M

Our progress Our free cash flow improved by £147m or 52% to $431m, helped by strong operating performance and working capital efficiencies. Although our cash flow benefited from some one-off factors, we expect another good cash performance in 2006.

RETURN ON INVESTED CAPITAL


05
6.7%
7.2%*

Our progress Our return on invested capital improved from 6.2% in 2005 to 6.7% or 7.2% at constant currency. We expect a further significant improvement in 2006.

*Constant currency

PEARSON EDUCATION

SALES	
05	£2,663M $4,580M
04	£2,328M $3,996M
03	£2,422M $4,166M

ADJUSTED OPERATING PROFIT	
05	£348M $599M
04	£277M $476M
03	£292M $502M

School

	2005 £m	2004 £m	Headline growth %	Underlying growth %
Sales	1,295	1,087	19	16
Adjusted operating profit	147	108	36	29

Record results in 2005: Sales up 16% to almost £1.3bn; Profits up 29% to £147m.

Rapid growth in US School publishing, testing and technology

- Pearson's US School publishing business grew 12%, ahead of industry growth of 10.5% (source: Association of American Publishers).
- New adoption market share of 33% where Pearson competed (and 24% of the total new adoption market); leading positions in maths, science, literature and foreign languages.
- School testing sales up more than 20%, benefiting from significant market share gains and first year of mandatory state testing under No Child Left Behind.
- Strong performance in school software, with good sales and profit growth in curriculum and school administration services.

Good progress in international school markets

- High single-digit growth in international school publishing. Worldwide English Language Teaching business benefiting from strong demand for English language learning and investments in new products, including *English Adventure* (with Disney) for the primary school market, *Sky* for secondary schools, *Total English* for adult learners, and *Intelligent Business* (with *The Economist*) for the business market.
- Strong growth in international school testing. Four million UK GCSE, AS and A-Level scripts marked on screen; first year of running UK National Curriculum tests completed successfully; new contract for national school testing pilot in Australia.

Significant efficiency gains and margin improvement

- School margins up by 1.5% points to 11.4% with efficiency gains in central costs, production, distribution and software development.

Continued investment for future growth

- US School new adoption market expected to grow strongly 2007 - 09 (estimated at $620m in 2006; $800m in 2007; $900m in 2008; $1bn in 2009).
- Steady investment in School publishing: Pearson publishing major new basal curriculum programmes for reading, science and social studies, the three largest adoption disciplines in 2006.
- Healthy outlook in school testing underpinned by 2005 contract wins with a lifetime value of $700m (including Texas, Virginia, Michigan and Minnesota).
- AGS Publishing, acquired in July 2005, performing ahead of expectations as special needs market grows rapidly and integration is on track.
- Acquisition of Co-nect in December 2005 and creation of Pearson Achievement Solutions targets growing market for teacher professional development and integrated school solutions.

Higher education

	2005 £m	2004 £m	Headline growth %	Underlying growth %
Sales	779	729	7	5
Adjusted operating profit	156	129	21	19

Record results in 2005: Sales up 5% to £779m; Profits up 19% to £156m.

Above-market growth and significant margin improvement

- US Higher education business up 6%, ahead of industry growth of 5% (source: Association of American Publishers).
- Pearson's US Higher education business has grown faster than the industry for seven straight years.
- Higher education margins up by 2.3% points to 20%. Good margin improvement in US and International publishing, boosted by shared services across US and international units and saving in central costs; technology, production and manufacturing.

Strong publishing performance

- Continued growth from market-leading authors in key academic disciplines including biology (Campbell & Reece), chemistry (Brown & LeMay), sociology (Macionis), marketing (Kotler & Keller), maths (Tobey & Slater), developmental maths (Martin-Gay) and English composition (Faigley's *Penguin Handbook).*
- Rapid expansion in career and workforce education sector, with major publishing initiatives gaining share in allied health, criminal justice, paralegal, homeland security and hospitality.

Rapid growth in online learning and custom publishing

- Approximately 3.6 million US college students studying through one of our online programmes, an increase of 20% on 2004.
- *MyMathLab*, Pearson's innovative online homework and assessment programme, increases unit sales by almost 50% to 1.1 million, with student registrations 47% higher. Usage increases by 60%, with students completing and submitting 11 million assignments online. Research by colleges using *MyMathLab* demonstrates significant improvements in student achievement.
- Continued strong double-digit growth in custom publishing - which builds customised textbooks and online services around the courses of individual faculties or professors.

Good progress in international markets

- 4% sales growth in Higher education publishing outside the US. International businesses benefit from local adaptation of global authors, including Campbell and Kotler, and introduction of custom publishing and online learning capabilities into new markets in Asia and the Middle East.

Continued investment for future growth

- 2006 expected to be a record year for first editions, with major new titles in statistics, algebra, psychology, economics, health and writing.
- Launch of online homework and assessment programmes in new curriculum areas including economics, psychology and developmental writing.
- Creation of Custom Media Solutions Group, extending highly successful customised print publishing model to online curriculum and course management programmes.

Professional

	2005 £m	2004 £m	Headline growth %	Underlying growth %
Sales	589	507	16	15
Adjusted operating profit	45	40	13	13

Sales up 15% to £589m;
Profits up 13% to £45m.

Professional testing: rapid organic growth; Promissor acquisition opens new markets

- Professional testing sales up more than 40%, benefiting from successful start-up of major new contracts including the Driving Standards Agency, National Association of Securities Dealers and the Graduate Management Admissions Council.
- Acquisition of Promissor in January 2006 brings together two leading international professional testing companies and takes Pearson into new US state and federal regulatory markets.

Government Solutions: sales up 38% and $1bn of new long-term contracts

- Sales up a further 38%, helped by new contracts with the US Department of Education, the Centers for Medicare and Medicaid Services and the London Borough of Southwark. Margins a little lower, resulting from new contract start-up costs.
- More than $1 billion of new, long-tem contract wins for customers including the US Department of Education, Department of Commerce and the University of California.

Professional publishing: margins maintained despite further declines in technology markets

- Worldwide sales of technology-related books 7% lower with continued weakness in professional markets partly offset by consumer technology publishing.
- Pearson maintains leading market share and single-digit margins through further cost actions; sees stronger schedule of new software releases in professional and consumer technology markets in 2006.
- Good growth in business publishing imprints including Wharton School Publishing and Financial Times Prentice Hall. Strong 2006 business list includes new books from *NY Times* bestselling authors Bernard Lewis, Jeffrey Gitomer, Ken Blanchard and Oren Harari.

THE FINANCIAL TIMES GROUP

SALES


05
£629m $1,082m
04
03

ADJUSTED OPERATING PROFIT


05
03

FT Publishing

	2005 £m	2004 £m	Headline growth %	Underlying growth %
Sales	332	318	4	4
Adjusted operating profit	21	4	–	–

Profits up by £17m on £14m sales improvement

Advertising growth continues and Financial Times returns to profit

- FT newspaper sales up 6% to £221m; £14m profit improvement to £2m.
- FT advertising revenues up 9% (and up 18% in the fourth quarter), improving through the year. Sustained growth in luxury goods and worldwide display advertising. FT.com advertising revenues up 27% as FT's biggest advertisers shift to integrated print and online campaigns.
- More than 90% of advertising revenue improvement converted to profit in 2005.
- FT's average worldwide circulation 2% lower for the year at 426,453 but 1% higher in the second half at 430,635. FT.com's paying subscribers up 12% to 84,000 and average monthly audience up 7% to 3.2 million.

Sustained progress at network of business newspapers

- Sales broadly level and profits £3m higher at the FT Group's other business newspapers and magazines.
- *Les Echos* advertising revenues and circulation level with 2004 (average circulation of 119,000) despite tough trading conditions.
- FT Business improves margins and profits with good growth in international finance titles.
- *FT Deutschland* reduces losses further despite a weak advertising market in Germany, and increases average circulation by 6% to 102,000.
- *The Economist,* in which Pearson owns a 50% stake, increases its circulation by 10% to 1,038,519 (for the January - June ABC period).

Interactive Data Corporation (NYSE: IDC)

	2005 £m	2004 £m	Headline growth %	Underlying growth %
Sales	297	269	10	7
Adjusted operating profit	80	67	19	13

Record results in 2005: Sales up 7% to £297m;
Profits up 13% to £80m;
Margins up 2% points to 26.9%.

Strong organic growth and operating improvements

- FT Interactive Data, IDC's largest business (approximately two-thirds of IDC revenues), generates strong growth in North America and returns to growth in Europe.
- Modest growth at Comstock, IDC's real-time datafeed business for global financial institutions, and at CMS BondEdge, its fixed income analytics business.
- Renewal rates for IDC's institutional businesses remain at around 95%.
- eSignal, IDC's active trader services business, increases headline sales by 27% with continued growth of subscriber base and full-year contribution from FutureSource, acquired in September 2004.
- Continued progress in transition to two new consolidated data centres, enabling IDC's four major businesses increasingly to feed off one centralised data and technology infrastructure.

Continued expansion into adjacent markets

- Acquisition of IS.Teledata for $51m (net of cash acquired) in December 2005 adds web-based financial data applications and further expands IDC's presence in continental Europe.
- Agreement to acquire Quote.com and related assets for $30m in February 2006 which will broaden IDC's range of online services for active traders and financial professionals, and create a new revenue stream in online financial advertising.

The Penguin Group

Sales


05
£804M $1,383M
04
03

Adjusted Operating Profit


05
£60M $102M
04
03

	2005 £m	2004 £m	Headline growth %	Underlying growth %
Sales	804	786	2	1
Adjusted operating profit	60	52	15	4

Sales up 1%
Profit up 4%

Strong operational progress

- Sales up 1%; profit up 4%; margins up 0.9%; strong cash generation.
- Successful format innovation to help address weakness of mass market category in the US, down a further 4% for the industry in 2005. First seven *Penguin Premium* paperbacks published, priced at $9.99, and all become bestsellers, with authors including Nora Roberts, Clive Cussler and Catherine Coulter.
- Pearson Education moves successfully into new shared UK warehouse in second half of 2005.

Outstanding publishing performance

- Penguin authors win a Pulitzer Prize (for Steve Coll's *Ghost Wars*), a National Book Award (William T. Vollman's *Europe Central*), the Whitbread Book of the Year (Hilary Spurling's *Matisse the Master*), the Whitbread Novel of the Year (Ali Smith's *The Accidental*) and the FT & Goldman Sachs Business Book of the Year Award (Thomas Friedman's *The World is Flat*).
- 129 *New York Times* bestsellers and 54 top 10 bestsellers in the UK. Major bestselling authors include Patricia Cornwell, John Berendt, Sue Grafton, Jared Diamond, Jamie Oliver, Gillian McKeith, Jeremy Clarkson and Gloria Hunniford.

Successful focus on new talent

- Strong contribution from new imprints and first-time authors. New imprint strategy continues to gather pace and Penguin publishes more than 150 new authors in the US and approximately 250 worldwide – its largest ever investment in new talent.
- Sue Monk Kidd's first novel, *The Secret Life of Bees*, has been a *New York Times* bestseller for almost two years; her second, *The Mermaid Chair*, reaches number one in 2005. *The Kite Runner*, Khaled Hosseini's first book, stays on the *New York Times* bestseller list for all of 2005, selling an additional two million copies (three million in total). In the UK, strong performance from new fiction authors including Jilliane Hoffman, PJ Tracy, Karen Joy Fowler and Marina Lewycka.

Continued investment in new markets and international talent

- Launch of regional language publishing programme in India with first ten titles in Hindi and Marathi; approximately 70 new titles to be published in 2006. Acquisition of worldwide English language rights to *Wolf Totem*, one of China's top five bestselling books for more than a year.

Strong 2006 publishing schedule

- Strong list of new titles for 2006 from bestselling authors including Nathaniel Philbrick, Patricia Cornwell, Senator Edward M. Kennedy, Jamie Oliver, Sue Townsend and Jeremy Paxman.

Adjusted operating profit increased 22% to £509m on a continuing business basis.

Our adjusted earnings exclude other gains and losses on the sale or closure of businesses. We also exclude amortisation of acquired intangible assets (defined under IFRS 3); short-term fluctuations in the market value of financial instruments (as determined under IAS 39) and other currency movements charged to statutory profits (in accordance with IAS 21).

Statutory numbers in 2005 are significantly improved by profits on disposals (notably Recoletos and Marketwatch); statutory profit for the year was £644m, up £360m on 2004, with continuing operations up from £262m to £342m.

This year we saw relatively small effects of exchange on our income statement. The average US dollar rate against sterling strengthened slightly to £1:$1.81 (2004: £1:$1.83) which marginally increased our reported operating profit. However, the strong year end dollar (£1:$1.72 vs £1:$1.92 in 2004) clearly had a significant impact on our balance sheet.

Financial statements

These are our first set of consolidated financial statements under International Financial Reporting Standards (IFRS). We have chosen a transition date to IFRS of 1 January 2003, which means we have comparable data under IFRS for both 2004 and 2003 displayed in our financial statements. Where material, the impact of IFRS on our accounts is discussed below.

Interest Net interest payable in 2005 was £77m, up from £74m in 2004. Although we were partly protected by our fixed rate policy (see page 10), the strong rise in US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, Euro and Sterling) rose by 1.9% to 3.4%. In addition, in 2005 we did not benefit from a one-off credit of £9m for interest on a repayment of tax that occurred in 2004. These increases were offset by the £260m fall in average net debt, reflecting in particular the proceeds from the disposal of Recoletos and good cash generation. The Group's average net interest rate payable rose by 0.9% to 5.9%.

Taxation The tax rate on adjusted earnings has barely changed from 2004 to 2005, reducing from 30.9% to 30.3%. The tax rate on adjusted earnings is very close to the UK statutory rate of 30%. The higher tax rate on US and overseas profits was offset by the use of UK losses and by credits relating to previous years, reflecting continued progress in settlement of the Group's affairs with the authorities.

The total tax charge for the year was £124m, representing a 27% rate on pre-tax profits of £466m (on a statutory basis excluding discontinued operations). This compares with a 2004 rate of 19% (or £63m on a pre-tax profit of £325m). In 2004, the tax charge reflected credits of £48m relating to previous years, a substantial element of which was non-recurring; adjustments relating to previous years in 2005 resulted in a credit of £18m. The 2005 rate benefited from the fact that the profit of £40m on the sale of Marketwatch.com is free of tax.

Minority interests Following the disposal of our 79% holding in Recoletos in April 2005 and the purchase of the 25% minority stake in Edexcel our minority interests now comprise mainly the 39% minority share in IDC. In January 2006 we increased our stake in IDC by the purchase of 1.1m shares, so the future minority interest will be 38%.

Dividends Under IFRS, dividends are accrued only once approved. Therefore, the dividend accounted for in our 2005 financial statements totalling £205m, represents the final dividend (15.7p) in respect of 2004 and the 2005 interim dividend of 10p.

We are proposing a final dividend for 2005 of 17p, bringing the total paid and payable in respect of 2005 to 27p, a 6.5% increase on 2004. This final 2005 proposed dividend was approved by the board in February 2006, is subject to shareholder approval at the forthcoming AGM and will be charged against 2006 profits. In 2005, the dividend paid (including minorities) is covered 1.9 times by total free cash flow.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the reinvestment opportunities which we identify around the Group. This balance has been expressed in recent years as a desire to increase our annual dividend by more than inflation, while also reinvesting a higher proportion of our distributable earnings in our businesses.

Other financial items

Pensions Pearson operates a variety of pension schemes. Our UK scheme is by far the largest and we also have some smaller defined benefit schemes in the US and Canada. Outside the UK, most of our companies operate defined contribution schemes. Pension funding levels are kept under regular review by the Company and the Fund trustees.

The UK scheme was valued as at 1 January 2004 and the next valuation will be as at 1 January 2006. As a result of the 2004 valuation, the Company agreed to increase contributions to £30m in respect of 2004; to £35m in 2005; and to £41m annually from 2006 to 2014.

Our total gross liability for retirement benefits was £389m at 31 December 2005 (2004: £408m) of which the UK scheme represented £271m, a reduction from £304m in 2004 as a result of good investment performance.

Accounting policies and disclosures As noted above, Pearson has adopted IFRS for its 2005 consolidated financial statements, in compliance with European Union regulation. This has resulted in changes to the format of presentation but has had no impact on the cash resources available to the Group. A full list of IFRS accounting policies can be found in note 1 to our financial statements.

In summary, the main changes to our reported 2005 statutory accounts from IFRS adoption are as follows:

Goodwill and other intangibles Under IFRS 3 'Business Combinations', goodwill is no longer amortised, but instead is assessed annually for impairment. Goodwill which arose on acquisitions prior to 1 January 2003 and which was capitalised under UK GAAP has not been restated; other intangible assets arising from acquisitions since 1 January 2003 have been separately identified, fair valued and capitalised. They are being amortised over their estimated useful economic life. The charge to the income statement for such amortisation was £11m in 2005 (2004: £5m).

Share-based payments Under IFRS 2 'Share-based payment', a proportion of the imputed fair value at the date of grant of restricted shares, SAYE schemes and share options issued to employees has been charged to operating profit. The proportion charged is determined with respect to the relevant vesting period. The amount charged in 2005 was £23m (2004: £25m).

Employee benefits Under IAS 19 'Employee Benefits', assets and liabilities relating to pension and other post-retirement benefits are valued and accounted for at the balance sheet date.

The income statement expense is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. The assumptions for 2005 are disclosed in note 24 to our accounts, along with the year-end deficits in our defined benefit schemes. We recognise actuarial gains and losses arising when assumptions diverge from reality through the statement of recognised income and expense (SORIE).

Our charge to profit in respect of worldwide pensions under IAS 19 amounted to £64m in 2005 (2004: £57m) of which a charge of £60m was reported in operating profit and the net finance charge (£4m) was reported against interest.

Pearson has adopted IAS 39, 'Financial Instruments: Recognition and Measurement' as at 1 January 2005, and the results of this are detailed below under our Treasury policy.

There are a number of other relatively minor statutory presentation and disclosure changes under IFRS which are treated consistently across our 2005 actual IFRS reported numbers and our 2004 and 2003 restated comparatives. The total impact of these changes on previously reported profits can be seen from our five-year summary at the back of the financial statements.

Managing our financial risks

This section explains the Group's approach to the management of financial risk.

Treasury policy The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars, Euro and Sterling, at both floating and fixed rates of interest, using derivative financial instruments ('derivatives'), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the treasury committee of the board, which are summarised below. Apart from the change to interest rate policy and the modification to currency risk policy identified below, all other treasury policies have remained unchanged throughout 2005. The treasury committee of the board, and a group of external treasury advisers, receives reports on the Group's treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Adoption of International Financial Reporting Standards From 1 January 2005 the Group adopted IAS 39 'Financial Instruments: Recognition and Measurement'. The market values of the Group's derivatives were taken onto the balance sheet at the adoption date. Subsequent changes in them will change the carrying values on the balance sheet and create movements in the finance costs section of the income statement, unless they have been designated (and passed the prescribed tests) for hedge accounting treatment. By contrast, under UK GAAP accounting, except for the impact of some currency rate derivatives, the values of derivatives were not carried in the balance sheet, nor were movements in those values taken to the income statement (although information on derivatives was disclosed in the notes). Thus both the balance sheet and the income statement have the potential to be more volatile under IAS 39 than they were before.

In addition, IAS 39 required us to value our derivatives at 1 January 2005 as if the standard had been in place at the start date of each individual contract. This has given rise to transition adjustments, which in some cases will have to be amortised over the remaining life of the relevant transaction. Also, where we have achieved hedge accounting on a derivative, the carrying value of the relevant bond is adjusted at each reporting date to reflect this (in addition to the requirement under IFRS that accrued interest should be included in the carrying value of the bond or derivative, in contrast to its treatment as a creditor under UK GAAP).

As the Company elected to adopt IAS 39 from 1 January 2005, the effects described above are not reflected in the 2004 and 2003 comparatives.

Interest rate risk The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. Since September 2005 the Group's policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. Previously the minimum was 40% throughout. At the end of 2005 the hedging ratio was 55%. A simultaneous 1% change on 1 January in the Group's variable interest rates in each of US dollar, Euro and Sterling, taking into account forecast seasonal debt would have a £7m effect on profit before tax.

Use of interest rate derivatives The policy in the section above creates a group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group also strives to avoid undue exposure to a single interest rate setting. Reflecting this, it swaps its fixed rate bond issues to floating rate at their launch. These create a second group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates.

The Group's accounting objective in its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then divides the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Liquidity and refinancing risk The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and 10 years. At the end of 2005 the average maturity of gross borrowings was five years and non-banks provided £1,855m (95%) of them (down from six years and up from 91% respectively at the beginning of the year). The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group strives to maintain a rating of at least BBB+/Baa1 over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit, net debt to enterprise value and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2005 these amounted to £786m and their weighted average maturity was 3.5 years.

Net borrowings fixed and floating rate

	2005 £m	2004 £m
Fixed Rate	549	740
Floating Rate	447	481
Total	996	1,221

Gross Borrowings

	2005 £m	2004 £m
Bank debt	105	173
Bonds	1,854	1,650
Total	1,959	1,823

Gross borrowings by currency

	As reported 2005 £m	Currency derivatives 2005 £m	Combined 2005 £m	2004 £m
US dollar	1,165	290	1,455	1,335
Sterling	357	(150)	207	202
Euro	437	(140)	297	284
Other	–	–	–	2
Total	1,959	–	1,959	1,823

Counterparty risk The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the Chief financial officer. In addition, for a currency rate swap that transforms a major part of the 6.125% Euro Bonds due 2007 into a US dollar liability, the Group has entered into a mark-to-market agreement which significantly reduces the counterparty risk of that transaction.

Currency risk Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group's policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be completed at the relevant spot exchange rate. No unremitted profits are hedged with foreign exchange contracts, as the Company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a 'natural hedge' through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. In September 2005 this policy was modified to apply only to currencies that accounted for more than 15% of group operating profit, which currently is only the US dollar. Previously, the policy applied specifically to US dollars, Euro and Sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group currently expect to hold the legacy borrowings in Euro and Sterling to their maturity dates: our policy does not require existing currency debt to be terminated to match declines in that currency's share of group operating profit. Included within year end net debt, the net borrowings/(cash) in the three principal currencies above (taking into account the effect of cross currency swaps) were: US dollar £1,114m, Euro £78m and Sterling £(93)m.

Use of currency debt and derivatives The Group uses both currency denominated debt and derivative instruments to implement the above policy.
Its intention is that gains/losses on the derivatives and debt offset the losses/gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of IAS 39.

The directors are pleased to present their report to shareholders, together with the financial statements for the year ended 31 December 2005 on pages 38 to 41 and 44 to 116 respectively. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 1 to 13 and on pages 16 to 30 of the annual review and summary financial statements. Sales and profits of the different sectors and geographical markets are given on pages 53 to 56.

Results and dividend

The profit for the financial year ended 31 December 2005 was £644m (2004: £284m) and has been transferred to reserves. A final dividend of 17p per share is recommended for the year ended 31 December 2005. This, together with the interim dividend already paid, makes a total for the year of 27p (2004: 25.4p). The final dividend will be paid on 5 May 2006 to shareholders on the register at the close of business on 7 April 2006, the record date.

Significant acquisitions and disposals

In April 2005, Pearson disposed of its 79% interest in Recoletos Grupo de Comunicación, S.A. to Retos Cartera, a consortium of investors, for net cash proceeds of £371m. In January 2005, Pearson sold its 22% stake in MarketWatch to Dow Jones & Co. for $101m.

Transactions with related parties

Details of transactions with related parties, which are reportable under IAS 24 'Related party disclosures', are given in note 32 to the accounts on page 97.

Capital expenditure

The analysis of capital expenditure and details of capital commitments are shown in notes 11, 12, 17 and 31 to the accounts on pages 65 to 69, 75 and 97.

Events after the balance sheet date

On 9 January 2006, Pearson announced the purchase of 1,130,739 shares in Interactive Data Corporation (IDC) for $21.67 per share in cash. This purchase brings Pearson's total holding in IDC to almost 62%. On 23 January 2006, Pearson announced the acquisition of Promissor, a leading professional testing business from Houghton Mifflin Company for $42m in cash.

Directors

The present members of the board, together with their biographical details, are shown on page 31 of the annual review and summary financial statements. Dennis Stevenson, who was formerly chairman, retired with effect from 1 October 2005 and Glen Moreno was appointed as chairman in his place.

Details of directors' remuneration and interests in ordinary shares and options of the company are contained in the report on directors' remuneration on pages 21 to 37. Five directors, David Bell, Terry Burns, Reuben Mark, Vernon Sankey and Rana Talwar will retire by rotation at the forthcoming annual general meeting (AGM) on 21 April 2006. Three of them, being eligible, will offer themselves for re-election. Reuben Mark, who joined the board as a non-executive director in 1988, and Vernon Sankey, who joined the board as a non-executive director in 1993, will not offer themselves for re-election at the AGM. In addition, Glen Moreno, who joined the board as chairman on 1 October 2005, will retire from office in accordance with the company's articles of association. He will offer himself for reappointment at the AGM.

Details of directors' service contracts can be found on page 26. No director was materially interested in any contract of significance to the company's business.

Corporate governance

Introduction A detailed account of how we comply with the provisions of the Combined Code (hereinafter referred to as the Code) can be found on our website at www.pearson.com/investor/corpgov.htm, or by telephoning our company secretarial department on +44 (0)20 7010 2257 or 2253.

In terms of compliance with the Code during 2005, the only area where explanation is required, since the resignation of Peter Jovanovich, in January 2005, who had a service contract that provided for two years' severance pay, is the independence of both Reuben Mark and Vernon Sankey as non-executive directors, which is covered below. Except for this, the board believes that we are in full compliance with the Code.

Composition of the board The board consists of the chairman, Glen Moreno, four executive directors including the chief executive, Marjorie Scardino, and six non-executive directors. Terry Burns was appointed as our senior independent director in 2004.

Independence of directors As announced last year both Vernon Sankey and Reuben Mark will stand down from the board at the 2006 AGM. Both have served on the board for more than the recommended nine years under the Code, but both have continued to perform as exceptional independent directors. The board considered their independence during 2005, as they are required to do under the Code, and concluded that both continued to demonstrate a robust independence and to make a substantial, constructively critical contribution as directors. As a result of their standing down, and in order to restore balance to the board, we are expecting to announce the appointment of two new non-executive directors in the near future.

Following the approval of their appointments at the AGM, the board will then consist of six independent directors, four executive directors and the chairman.

Board meetings

The board meets six times a year and at other times as appropriate. The following table sets out the attendance of our directors at the board and committee meetings during 2005:

	Board meetings (maximum 6)	Audit committee meetings (maximum 4)	Treasury committee meetings (maximum 1)	Personnel committee meetings (maximum 5)	Nomination committee meetings (maximum 2)
Chairman					
Dennis Stevenson*	5		1		2
Glen Moreno†	1				
Executive directors					
Marjorie Scardino	6				2
David Bell	6				
Rona Fairhead	6		1		
John Makinson	6				
Non-executive directors					
Terry Burns	5 and part of 1	3 and part of 1		5	2
Patrick Cescau	6	4			2
Susan Fuhrman	6				2
Reuben Mark	3 and part of 3	3 and part of 1		3	2
Vernon Sankey	6	4	1		2
Rana Talwar	6		1	5	2

*Until 1 October 2005.
†Glen Moreno was appointed chairman on 1 October 2005.

The role and business of the board The formal matters reserved for the board's decision and approval are: the company's strategy; acquisitions, disposals and capital expenditure projects above certain thresholds; all guarantees over £10m; treasury policies; the interim and final dividends and the financial statements; borrowing powers; appointments to the board; and the appointment and removal of the company secretary.

The board receives timely, regular and necessary management and other information to fulfil its duties. Directors can obtain independent professional advice at the company's expense in the performance of their duties as directors. All directors have access to the advice and the services of the company secretary.

In addition to these formal roles, we aim to give the non-executive directors access to the senior managers of the business via involvement at both formal and informal meetings. In this way we hope that the experience and expertise of the non-executive directors can be garnered to the benefit of the company. At the same time, the non-executive directors will develop an understanding of the abilities of the most senior managers that will help them judge the company's prospects and plans for succession.

Board evaluation With the introduction of a new chairman late in the year, our focus is on continuing to enhance board and committee effectiveness going forward. The chairman has begun a process of meeting with the directors to discuss their views on board performance and effectiveness and to develop proposals for implementation during 2006. The results of this review will be reported back to the board at a forthcoming meeting. We also plan during the year, to review the composition and structure of each of our board committees. During 2005 the executive directors were evaluated by the chief executive for performance against personal objectives under the company's standard appraisal mechanism.

Directors' training Directors receive an induction programme and a range of information about the company when they join the board. This includes background information on Pearson and its directors and details of board procedures, directors' responsibilities and various governance-related issues, including procedures for dealing in Pearson shares; their legal obligations as directors; as well as continuing updates to the induction programme through presentations about the company's operations at board meetings and ongoing information. The induction also includes a series of meetings with members of the board, presentations regarding the business from senior executives and a briefing on Pearson's investor relations programme. We supplement the existing directors' training programme by making available to the directors the opportunity for additional visits to operating company divisions and meetings with local management, as well as facilitating access to externally run courses should a director wish to make use of them.

Directors' indemnities The company grants an indemnity to all of its directors in accordance with section 337A of the Companies Act 1985 in relation to costs incurred by them in defending any civil or criminal proceedings and in connection with an application for relief under section 144(3) or (4) or section 727 of the Companies Act, so long as it is repaid not later than when the outcome becomes final if: i) they are convicted in the proceedings; ii) judgement is given against them; or iii) the court refuses to grant the relief sought.

Dialogue with institutional shareholders There is an extensive programme for executive directors, including the chairman, and top managers to meet with institutional shareholders. The non-executive directors meet informally with shareholders both before and after the AGM, and respond to shareholder queries and requests. The chairman and senior independent director make themselves available to meet any significant shareholder, as required. Makinson Cowell reports to the board each year the results of an extensive survey on major shareholders' views and at every board meeting on changes in market positions and shareholders' views.

Board committees

The board has established four committees. Chairmen and members of these committees are appointed by the board on the recommendation (where appropriate) of the nomination committee and in consultation with each requisite committee chairman.

i Audit committee During the year, the committee comprised: Vernon Sankey (chairman), Terry Burns, Patrick Cescau, Reuben Mark.

All of the committee members are independent non-executive directors and have significant financial experience due to the senior positions they hold or held in other listed or publicly traded companies.

The committee has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm.

The committee provides the board with the means to appraise Pearson's financial management and reporting, and to assess the integrity of the Group's accounting procedures and financial controls. The Group's internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of Pearson. The committee also reviews the objectivity of the external auditors, including non-audit services supplied, and ensures that there is an appropriate audit relationship.

The committee met four times during the year with the chief financial officer, head of group control and other members of the senior management team, together with the external auditors, in attendance. The committee meets privately with the external auditors and the head of group control at least once a year or more regularly if required at its or their request.

Following the departure of Vernon Sankey from the board at the 2006 AGM, the board plans to review the composition and structure of the audit committee and will appoint a new chairman of the committee in due course.

ii Personnel committee During the year, the committee comprised: Reuben Mark (chairman), Terry Burns, Rana Talwar.

The committee is comprised solely of independent non-executive directors and meets at least three times a year and on other occasions when circumstances require.

The committee has responsibility for determining the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the management committee, as well as recommending the chairman's remuneration to the board for its decision. It also reviews the company's management development, diversity and succession plans.

The committee takes independent advice from consultants when required. No executive director takes part in any discussion or decision concerning their own remuneration. The committee reports to the full board and its report on directors' remuneration, which has been considered and adopted by the board, is set out on pages 21 to 37.

The committee has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm.

Following the departure of Reuben Mark from the board at the 2006 AGM, the board plans to review the composition and structure of the personnel committee and will appoint a new chairman of the committee in due course.

iii Nomination committee During the year the committee comprised: Dennis Stevenson (chairman), Marjorie Scardino, Terry Burns, Patrick Cescau, Susan Fuhrman, Reuben Mark, Vernon Sankey, Rana Talwar.

The committee is comprised of the chairman, chief executive and all of the non-executive directors and meets as and when required. The committee primarily monitors the composition and balance of the board and its committees, and identifies and recommends to the board the appointment of new directors. Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being considered or during discussion regarding his performance.

In accordance with the company's articles of association, directors are subject to reappointment at the AGM immediately following the date of their appointment, and thereafter they must seek re-election no more than three years from the date they were last re-elected. The committee will recommend to the board the names of the directors who are to seek re-election at the AGM.

During the year Glen Moreno was appointed to the board as chairman. When considering the appointment of a new chairman the committee reviews the current balance of skills and experience on the board. A detailed specification is drawn up to include any specific knowledge or expertise that is considered necessary for the board. External search consultants are then used to identify suitable candidates who are shortlisted and then evaluated by the committee before it submits its recommendation to the board as a whole.

The committee has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm.

iv Treasury committee During the year the committee comprised: Dennis Stevenson (chairman), Rona Fairhead, Vernon Sankey, Rana Talwar.

The committee sets the policies for the company's treasury department and reviews its procedures on a regular basis. The treasury committee schedules one meeting a year and arranges to meet at other times, if necessary.

Internal control

The board of directors has overall responsibility for Pearson's system of internal control, which is designed to manage the risks facing the Group, safeguard assets and provide reasonable, but not absolute, assurance against material financial misstatement or loss.

In accordance with the provisions of the Combined Code, the directors confirm that they have reviewed its effectiveness.

They also confirm that there is an ongoing process allowing for the identification, evaluation and management of significant business risks. This process accords with the revised Turnbull guidance and has been in place throughout 2005 and up to the date of approval of this annual report.

The Group's internal control framework covers financial, operational and compliance risks. Its main features are described below:

i Board – The board of directors, which has overall responsibility for Pearson's system of internal control, exercises that control through an organisational structure with clearly defined levels of responsibility and authority and appropriate reporting procedures. To maintain effective control over strategic, financial, operational and compliance matters the board meets regularly, and has a formal schedule of matters that is brought to it, or its duly authorised committees, for attention. Responsibility for financial management and reporting, internal control and risk management has been delegated to the audit committee by the board. At each meeting, the audit committee considers reports from management, group control and the external auditors, with the aim of reviewing the effectiveness of the internal financial and operating control environment of the Group.

ii Operating company controls – The identification and mitigation of major business risks is the responsibility of operating company management. Each operating company maintains internal controls and procedures appropriate to its structure and business environment, whilst complying with Group policies, standards and guidelines.

iii Financial reporting – There is a comprehensive strategic planning, budgeting and forecasting system with an annual operating plan approved by the board of directors. Monthly financial information, including trading results, balance sheets, cash flow statements and indebtedness, are reported against the corresponding figures for the plan and prior years, with corrective action outlined by operating company executives as appropriate. Group senior management meets, on a quarterly basis, with operating company management to review their business and financial performance against plan and forecast. Major business risks relevant to each operating company are reviewed in these meetings.

In addition, the chief executive prepares a monthly report for the board on key developments, performance and issues in the business.

iv Risk management – Operating companies undertake formal semi-annual risk reviews to identify new or potentially under-managed risks. The results of these reviews are submitted to group control for evaluation and onward reporting to the board, via the audit committee. Throughout the year, risk sessions facilitated by group control, are held with operating company management and with the Pearson executive committee to discuss and review the significant risks facing the business.

v Group control – The group control function is responsible for providing independent assurance to management on the effectiveness of internal controls. The annual internal audit plan, derived from a risk model, is approved by the audit committee. Internal audit activity is supplemented by annual financial control self-assessment returns, completed by the businesses. Recommendations to improve internal controls and/or to mitigate risks are agreed with operating company management after each audit. Formal follow-up procedures allow group control to monitor operating companies' progress in implementing its recommendations and resolve any control deficiencies. Regular reports on its findings are provided to executive management and, via the audit committee, to the board.

The head of group control is jointly responsible with the group legal counsel for monitoring compliance with our Code of Business Conduct, and investigating any reported incidents.

vi Treasury management – The treasury department operates within policies approved by the board and its procedures are reviewed regularly by the treasury committee. Major transactions are authorised outside the department at the requisite level, and there is an appropriate segregation of duties. Frequent reports are made to the chief financial officer and regular reports are prepared for the treasury committee.

vii Insurance – Insurance is provided through Pearson's insurance subsidiary or externally, depending on the scale of the risk and the availability of cover in the external market, with the objective of achieving the most cost effective balance between insured and uninsured risks.

Sarbanes Oxley

As a requirement of our US listing we are required to comply with various provisions of the Sarbanes Oxley Act, including Section 404 relating to the effectiveness of our financial reporting internal controls. This will apply to Pearson for the first time in 2006. Significant work has already been undertaken to ensure compliance and we continue on track to meet our deadlines.

Going concern

Having reviewed the Group's liquid resources and borrowing facilities, and the 2006 and 2007 cash flow forecasts contained in the 2006 operating plan, the directors believe that Pearson has adequate resources to continue as a going concern for the foreseeable future. For this reason, the financial statements have, as usual, been prepared on that basis.

Shareholder communication

Pearson has an extensive programme of communication with all its shareholders – large and small, institutional and private. We also make a particular effort to communicate regularly with our employees, a large majority of whom are shareholders in the company. We post all company announcements on our website, www.pearson.com, as soon as they are released, and major shareholder presentations are made accessible via webcast or conference call. Our website contains a dedicated investor relations section with an extensive archive of past announcements and presentations, historical financial performance, share price data and a calendar of events. It also includes information about all of our businesses, links to their websites, and details of our corporate responsibility policies and activities.

In 2005, we continued our programme of educational seminars for our institutional shareholders focusing on individual parts of Pearson. The seminars are available to all shareholders via webcast on www.pearson.com.

Our AGM – which will be held on 21 April this year – includes opportunities to meet the company's managers, presentations about Pearson's businesses and the previous year's results as well as general AGM business.

People

During 2005, Pearson employed over 33,000 people in 60 countries. Each business has detailed employment practices for recruitment, remuneration, employee relations, health and safety, and terms and conditions designed for the different sectors and countries in which it operates.

We are committed to equality of opportunity for all regardless of gender, race, age, physical ability, religion or sexual orientation. This applies equally to recruitment and to the promotion, development and training of people who are already part of Pearson. The company takes seriously its obligations to the disabled and seeks not to discriminate against current or prospective employees because of any disability. We are always willing to make reasonable adjustments to premises or employment arrangements if these substantially disadvantage a disabled employee or prospective employee. Every effort is made to find suitable alternative jobs and, as necessary, training for those who are unable to continue in their existing role due to disability.

Pearson is committed to clear and timely communication with its people concerning business performance. It works hard to maintain effective channels of communication and supports employee representation to help positive employee relations. Twice a year, the European Employee Forum meets to discuss issues of importance to staff in their businesses across Europe.

The directors believe that the best way for people to profit from the success of the company is for them to become shareholders. Pearson operates worldwide share plans taking account of local country tax and securities regulation. With more than half of our people based in the US, we have taken special care to make it easy for them to acquire shares in Pearson. The listing of our shares on the New York Stock Exchange allows us to operate a US Employee Stock Purchase Plan that makes share ownership in Pearson accessible to the majority of our employees.

Supplier payment policy

Operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is company policy that suppliers are aware of such terms of payment and that payments to them are made in accordance with these, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2005 were equivalent to 30 days of purchases during the year ended on that date. The company does not have any significant trade creditors and therefore is unable to disclose average supplier payment terms.

External giving

In 2005, Pearson's charitable giving totalled £3.3m (2004: £2.5m). In addition to cash donations, Pearson provides in-kind support such as books, publishing expertise, advertising space and staff time. We focus our charitable giving on projects related to education. We encourage our employees to support their personal charities by matching donations and payroll giving.

More details can be found on our website at www.pearson.com/community/csr_report2005.

Share capital

Details of share issues are given in note 25 to the accounts on page 92. At the AGM held on 29 April 2005, the company was authorised, subject to certain conditions, to acquire up to 80 million of its ordinary shares by market purchase. Although circumstances have not merited using this authority and there are no plans at present to do so, shareholders will be asked to renew this authority at the AGM on 21 April 2006.

At 26 February 2006, beneficial interests amounting to 3% or more of the issued ordinary share capital of the company notified to the company comprised:

	Number of shares	Percentage
Franklin Resources, Inc.	104,485,808	13.00%
The Capital Group Companies Inc.	55,653,209	6.92%

Annual general meeting – The notice convening the AGM to be held at 12 noon on Friday, 21 April 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 21 March 2006.

Registered auditors – In accordance with section 384 of the Companies Act 1985 (the Act) resolutions proposing the reappointment of PricewaterhouseCoopers LLP as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the directors.

Auditor independence – In line with best practice, the audit committee has introduced a policy that defines those non-audit services that the independent auditors, PricewaterhouseCoopers LLP, may or may not provide to Pearson. The policy requires the provision of these services to be approved in advance by the audit committee. The policy also establishes other procedures to ensure that the auditors' independence has not been compromised. A full statement of the fees for audit and non-audit services is provided in note 5 on page 59 to the accounts.

Statement of directors' responsibilities – Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group as at the end of the year and of the profit or loss of the Group for that period. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time, the financial position of the company and the Group and to enable them to ensure that the financial statements comply with the Act. They are also responsible for safeguarding the assets of the Group, and hence for taking reasonable steps towards preventing and detecting fraud and other irregularities. In preparing the financial statements on pages 38 to 41 and 44 to 116 inclusive, the directors consider that appropriate accounting policies have been used and applied in a consistent manner, supported by reasonable and prudent judgements and estimates, and that all relevant accounting standards have been followed.

Approved by the board on 26 February 2006 and signed on its behalf by

Philip Hoffman, *Secretary*

The board presents its report on directors' remuneration to shareholders. This report complies with the Directors' Remuneration Report Regulations 2002.

This report also demonstrates how the principles of the Combined Code relating to directors' remuneration are applied.

A resolution will be put to shareholders at the annual general meeting on 21 April 2006 inviting them to consider and approve this report.

The personnel committee

During 2005, Reuben Mark chaired the personnel committee; Terry Burns and Rana Talwar were the other members. All three members of the committee were independent non-executive directors. Reuben Mark is standing down as a director of the company at the annual general meeting. The board is considering who will serve as chairman of the committee thereafter.

Dennis Stevenson, chairman until 1 October 2005, Marjorie Scardino, chief executive, David Bell, director for people, and Robert Head, compensation and benefits director, provided material assistance to the committee during the year. They attended meetings of the committee, although no director was present when his or her own position was being considered.

To ensure that it receives independent advice, the committee has appointed Towers Perrin to supply survey data and to advise on market trends, long-term incentives and other general remuneration matters. Towers Perrin also advised the company on health and welfare benefits in the US, but has no other involvement with the company.

The committee's terms of reference are set out on the company's website.

Compliance

The committee believes that the company has complied with the provisions regarding remuneration matters contained within the Combined Code.

Items subject to audit

The items subject to audit in this report comprise the sections on directors' remuneration, directors' pensions and movements in directors' interests in restricted shares and share options set out in tables 1, 2, 4 and 5 together with the accompanying notes set out below each table.

Remuneration policy

This report sets out the company's policy on directors' remuneration. This policy will continue to apply to each director for 2006 and, so far as practicable, for subsequent years. The committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Future reports, which will continue to be subject to shareholder approval, will describe any changes in policy for years after 2006. Shareholders should consider all statements in this report about remuneration policy for years after 2006 in this context.

Pearson seeks to generate a performance culture by operating incentive programmes that support its business goals and reward their achievement. It is the company's policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards directly to Pearson's financial performance.

The committee selects performance conditions for the company's various performance-related annual or long-term incentive plans that are linked to the company's strategic objectives and aligned with the interests of shareholders.

All outstanding long-term incentive awards for each of the executive directors are set out in tables 4 and 5 on pages 32 to 37 of this report.

The committee determines whether or not targets have been met under the company's various performance-related annual or long-term incentive plans based on the relevant information and input from advisers.

For 2005, the Group's financial results have been reported under IFRS. In order to reflect the performance of the business on a consistent basis, earnings per share and any other accounting measures for prior years used for the purposes of the company's short- or long-term incentive plans have been rebased on IFRS.

Performance

Below we set out Pearson's total shareholder return on three bases. First, we set out Pearson's total shareholder return performance relative to the FTSE All-Share index on an annual basis over the five-year period 2000 to 2005. We have chosen this index, and used it consistently in each report on directors' remuneration since 2002, on the basis that it is a recognisable reference point and an appropriate comparator for the majority of our investors.

Total shareholder return

— Pearson — FTSE All-Share


125
100
75
50
25
01
02
03
04
05

Secondly, we show Pearson's total shareholder return relative to the FTSE Media index on an annual basis over the same five-year period.

Total shareholder return

— Pearson — FTSE Media


125
100
75
50
25
01
02
03
04
05

And thirdly, we show Pearson's total shareholder return relative to the FTSE All-Share and Media indices on a monthly basis over 2005, the period to which this report relates.

Total shareholder return

— Pearson — FTSE All-Share — FTSE Media


130
120
110
100
90
Mar
Jun
Sep
Dec

Pearson is a constituent of all the indices shown above.

Main elements of remuneration

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives.

Base salary and other fixed remuneration (such as benefits and pension) reflect competitive market level, role and individual contribution. Annual incentives motivate achievement of annual strategic goals. Long-term incentives drive long-term earnings and share price growth, improvement in returns and value creation and align with shareholders' interests through ownership and retention of shares.

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentive, bonus share matching and long-term incentives. Based on the details set out in this report, our policy is that the relative importance of fixed and performance-related remuneration for each of the directors should be as follows:

Proportion of total remuneration


Marjorie Scardino
25.7%
41.2%
David Bell
26.7%
37.8%
Rona Fairhead
27.1%
38.4%
John Makinson
24.0%
34.0%
Base salary and other fixed remuneration
Target annual incentive and bonus share matching
Target long-term incentives

The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.

Our policy is that the remuneration of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the committee's independent advisers use to make comparisons on remuneration takes this into account. In addition, all have very substantial overseas operations. We also use selected media companies in North America.

We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base salary

Our policy is to review salaries annually, considering levels of pay and pay increases throughout the company.

The committee has reviewed executive directors' base salaries for 2006 consistent with this policy. Full details will be set out in the report on directors' remuneration for 2006.

Other emoluments

It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we require executives to operate worldwide and recognise that recruitment also operates worldwide.

Annual incentive

The committee establishes the annual incentive plans for the executive directors and the chief executives of the company's principal operating companies, including performance measures and targets. The committee also establishes the target and maximum levels of individual incentive opportunity based on an assessment by the committee's independent advisers of market practice for comparable companies and jobs.

The performance measures relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the committee establishes thresholds, targets and maxima for different levels of payout. With the exception of the CEO, 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives.

For 2006, the financial performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share for continuing operations at constant exchange rates, average working capital as a ratio to sales and operating cash flow. For subsequent years, the measures will be set at the time.

There have been no changes to the executive directors' individual incentive opportunities. For the CEO, the target annual incentive opportunity is 100% of base salary and the maximum is 150%. For the other executive directors and other members of the Pearson Management Committee, the target is up to a maximum of 75% of salary and the maximum is twice target.

The committee may award individual discretionary payments.

Details of actual payouts for 2005 are set out in table 1 and the notes on page 29 of this report.

The committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions.

Annual incentive payments do not form part of pensionable earnings.

Bonus share matching

The company encourages executive directors and other senior executives to acquire and hold Pearson shares.

The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares. For awards to be made in 2006 and thereafter, if these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over a five-year period, the company will match them on a gross basis of one share for every one held. Half the matching shares will vest if the company's adjusted earnings per share increase in real terms by at least 3% per annum compound over the first three years.

Real growth is measured against the UK Government's Index of Retail Prices (All Items). We choose to test our earnings per share growth against UK inflation over three and five years to measure the company's financial progress over the period to which the entitlement to matching shares relates.

Since its introduction, there have been four full five-year cycles of this plan. For the 1998 award, the first one-for-two match vested, but not the full one-for-one. For both the 1999 and 2000 award, both matches lapsed. For the 2001 award, the full one-for-one match vested as set out in the notes to table 4 on page 33 of this report.

Long-term incentives

We are asking shareholders by separate resolution to approve the renewal of the long-term incentive plan first introduced in 2001.

The committee has reviewed the operation of this plan in the light of the company's strategic goals and concluded that it is operating satisfactorily and achieving its objectives. We are therefore seeking approval of its renewal on broadly its original terms.

Subject to shareholders' approval, executive directors, senior executives and other managers will be eligible to participate in the plan which can deliver restricted stock and/or stock options. The aim as before is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way.

Restricted stock granted to executive directors will vest only when stretching corporate performance targets over a specified period have been met. Awards will vest on a sliding scale based on performance over the period. There will be no retesting. The committee will determine the performance measures and targets governing an award of restricted stock prior to grant.

The conditions that will apply for the 2006 award and subsequently for the executive directors will be focused on delivering and improving returns to shareholders. The performance measures will be relative total shareholder return, return on invested capital and earnings per share growth.

The committee chose total shareholder return relative to the constituents of the FTSE World Media index because, in line with many of our shareholders, it felt that part of executive directors' rewards should be related to performance relative to the company's peers.

We chose return on invested capital, which is defined as operating profit net of 15% cash tax divided by net operating assets plus gross goodwill (pre-amortisation), because, over the past few years, the transformation of Pearson has significantly increased the capital invested in the business (mostly in the form of goodwill associated with acquisitions) and required substantial cash investment to integrate those acquisitions.

Earnings per share growth was chosen because strong bottom-line growth is imperative if we are to improve our total shareholder return and our return on invested capital.

Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company. To achieve this, for awards of restricted stock that are subject to performance conditions over a three-year period, 75% of the award will vest at the end of the three-year period. The remaining 25% of the award will only vest if the participant retains the after-tax number of shares that vest at year three for a further two years.

Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

It is not the committee's intention to grant stock options in 2006. Should the committee decide to grant them in future, options granted to executive directors would come with a minimum three-year vesting period and would vest on a sliding scale based on stretching performance over the three-year period with no retesting.

The committee's independent advisers calculate the expected value of both restricted stock and stock options i.e. their net present value after taking into account all the conditions and, in particular, the probability that any performance conditions will be met.

Taking into account these values and assessments by the committee's independent advisers of market practice for comparable companies, the committee establishes guidelines each year for the maximum expected value of individual awards. Since 2001, we have adopted this market-based approach which established maximum award levels of 300% of salary expected value for the CEO and 200% of salary expected value for the other executive directors. In practice, since 2002, actual awards have always been below these maximum levels. The expected value of awards for the executive directors in 2006 as a percentage of base salary will be in line with the value of awards granted in 2004 and 2005. As the 2006 award will not be made until later in the year, full details will be set out in the report on directors' remuneration for 2006.

In establishing these guidelines for the maximum expected value of individual awards, the committee also has regard to the face value of the awards and their potential value should the performance targets be met.

In any rolling 10-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

Details of the actual awards, performance periods, measures and targets for the 2005 restricted stock awards are set out in table 4 and the notes on pages 32 to 34 of this report.

At 31 December 2005, stock awards granted in the last 10 years under this and all other employee share plans, to be satisfied by new-issue equity, amounted to 3.6% of the company's issued share capital and under this and other executive or discretionary plans amounted to 2.5%.

All-employee share plans

Executive directors are eligible to participate in the company's all-employee share plans on the same terms as other employees. These plans comprise share acquisition savings programmes in the UK and the US.

These plans operate within specific tax legislation (including a requirement to finance acquisition of shares using the proceeds of a monthly savings contract) and the acquisition of shares under these plans is not subject to the satisfaction of a performance target.

Shareholding policy

As previously noted, in line with the policy of encouraging widespread employee ownership, the company encourages executive directors to build up a substantial shareholding in the company.

Given the share retention features of the annual bonus share matching and long-term incentive plans and the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary. However, we describe separately here both the number of shares that the executive directors hold and the value expressed as a percentage of base salary.

The current value of holdings of the continuing executive directors based on the middle market value of Pearson shares of 705.5p on 24 February 2006 against the base salary set out in this report is as follows:

	Number of shares	Value (% of base salary)
Marjorie Scardino	184,889	184%
David Bell	103,158	184%
Rona Fairhead	43,209	73%
John Makinson	149,466	222%

Service agreements

As set out in the annual report for 2004, Peter Jovanovich stood down as a director of the company for health reasons on 31 January 2005, but remained entitled to contractual short- and long-term disability and other benefits. These arrangements are set out in an agreement dated 28 January 2005.

Dennis Stevenson retired as chairman and director on 1 October 2005. Glen Moreno was appointed chairman and director on 1 October 2005.

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.

These service agreements provide that the company may terminate these agreements by giving 12 months' notice, and they specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate compensation for loss of office and in line with the market.

We summarise the service agreements that applied during 2005 (or in the case of Peter Jovanovich and Dennis Stevenson that applied to 31 January 2005 and 1 October 2005 respectively) and that continue to apply for 2006 as follows:

Name	Date of agreement	Notice periods	Compensation on termination by the company without notice or cause
Dennis Stevenson	13 May 1997 (for service to 1 October 2005)	Six months from the director; 12 months from the company	100% of salary at the date of termination
Glen Moreno	29 July 2005 (for service from 1 October 2005)	12 months from the director; 12 months from the company	100% of annual fees at the date of termination
Marjorie Scardino	27 February 2004	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
David Bell	15 March 1996	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
Rona Fairhead	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
Peter Jovanovich	9 October 2000 (for service to 31 January 2005)	Employment may be terminated by either party at any time, subject to three months' notice from the director in the case of voluntary resignation	200% of annual salary and target annual incentive
John Makinson	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive

Retirement benefits

We describe the retirement benefits for each of the executive directors. Details of directors' pension arrangements are set out in table 2 on page 30 of this report.

Executive directors participate in the approved pension arrangements set up for Pearson employees. Marjorie Scardino, John Makinson, Rona Fairhead and Peter Jovanovich will also receive benefits under unapproved arrangements because of the cap on the amount of benefits that can be provided from the approved arrangements in the US and the UK.

The pension arrangements for all the executive directors include life insurance cover while in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the approved defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased. Normal retirement is age 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse's pension on death in service and the option to provide a death in retirement pension by reducing the member's pension.

The approved defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the approved plan is the Pearson Group Pension Plan and executive directors participate in the Final Pay section. Normal retirement age is 62 but, subject to company consent, retirement is possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member's spouse, dependent children and/or nominated financial dependant are payable in the event of death.

In response to the UK Government's plans for pensions simplification and so-called 'A-Day' effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance will be offered a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company. Further details will be set out in the report on directors' remuneration for 2006.

Marjorie Scardino

Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan. Additional pension benefits will be provided through an unfunded unapproved defined contribution plan and a funded defined contribution plan approved by HM Revenue and Customs as a corresponding plan to replace part of the unfunded plan. The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account that increases annually by a specified notional interest rate. This plan provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

David Bell

David Bell is a member of the Pearson Group Pension Plan. He is eligible for a pension of two-thirds of his final base salary at age 62 due to his long service but early retirement with a reduced pension before that date is possible, subject to company consent.

Rona Fairhead

Rona Fairhead is a member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the earnings cap introduced by the Finance Act 1989. The company also contributes to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. In the event of death before retirement, the proceeds of the FURBS account will be used to provide benefits for her dependants.

Peter Jovanovich

Peter Jovanovich is a member of the Pearson Inc. Pension Plan and the approved 401(k) plan. He also participates in an unfunded, unapproved Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and

US Social Security. He ceased to build up further benefits in the SERP at 31 December 2002. Additional defined contribution benefits are provided through a funded, unapproved 401(k) excess plan and an unfunded, unapproved arrangement. In the event of death while in receipt of disability benefits, the account balances in the defined contribution arrangements will be used to provide benefits for dependants. The SERP arrangement provides a spouse's pension on death while in receipt of disability benefits and the option of a death in retirement pension by reducing the member's pension.

John Makinson

John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pensions payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the Index of Retail Prices. In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent.

The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors' non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

Chairman's remuneration

Our policy is that the chairman's pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

The committee's view is that, taking into account the remuneration of chairmen in comparable positions, the appropriate total pay level is £425,000 per year.

Non-executive directors

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company's articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

For 2005, the chairman and the executive directors of the board reviewed the level and structure of non-executive directors' fees, which had not been changed since January 2000. After reviewing external benchmarks, they agreed an increase in the basic fee to £45,000, an increase in the fee for the committee chairmen to £10,000, the introduction of separate fees of £5,000 for committee membership and of £10,000 for the senior independent director and the replacement of the fee for non-UK based directors with a fee of £2,500 for overseas meetings.

	Fees payable from 1 January 2005
Basic non-executive director fee	£45,000
Chairmanship of audit and personnel committees	£10,000
Membership of audit and personnel committees	£5,000
Senior independent director's fee	£10,000
Overseas meetings (per meeting)	£2,500

One-third of the basic fee, or the entire fee in the case of Rana Talwar, is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.

In the case of Patrick Cescau, his fee was paid over to his employer.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Table 1: Remuneration of the directors
Excluding contributions to pension funds and related benefits set out in table 2, directors' remuneration was as follows:

All figures in £000s	2005 Salaries/Fees	2005 Annual Incentive[1]	2005 Other[2]	2005 Total	2004 Total
Chairman					
Dennis Stevenson (retired 1 October 2005)	281	–	–	281	325
Glen Moreno (appointed 1 October 2005)	106	–	–	106	–
Executive directors					
Marjorie Scardino	710	1,038	62	1,810	1,538
David Bell	395	560	17	972	874
Rona Fairhead	420	608	16	1,044	907
Peter Jovanovich (stepped down 31 January 2005)	41	–	373	414	1,052
John Makinson	475	564	211	1,250	791
Non-executive directors					
Terry Burns	71	–	–	71	35
Patrick Cescau	55	–	–	55	35
Susan Fuhrman	55	–	–	55	18
Reuben Mark	70	–	–	70	47
Vernon Sankey	60	–	–	60	40
Rana Talwar	55	–	–	55	35
Total	2,794	2,770	679	6,243	5,697
Total 2004	2,878	2,507	312	–	5,697

Note 1 For Marjorie Scardino, David Bell and Rona Fairhead, annual incentives were based on the financial performance of Pearson plc. In the case of John Makinson, 70% of his annual incentive was based on the performance of Penguin Group and 20% on the financial performance of Pearson plc. In the case of David Bell, Rona Fairhead and John Makinson, 10% of their annual incentives was based on performance against personal objectives.

For Pearson plc, the performance measures were earnings per share growth, operating cash flow, sales and average working capital as a ratio to sales. Actual underlying growth in adjusted earnings per share at constant exchange rates consistent with the reported adjusted earnings per share (pre-intangibles) of 34.1p, operating cash flow of £570m and average working capital as a ratio to sales were each better than the level of performance required for maximum payout. Actual sales at £4,096m were above target but below maximum.

For Penguin Group, the performance measures were operating profit, operating cash flow and average working capital as a ratio to sales. For operating cash flow and working capital as a ratio to sales actual performance was better than that required for maximum payout and for operating profit was above target but below maximum.

Note 2 Other emoluments include company car and healthcare benefits. In the case of Marjorie Scardino, these include £39,245 in respect of housing costs and a cash US payroll supplement of £8,372. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US. He received £186,279 in cash for 2005. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur. In accordance with the agreement dated 28 January 2005 referred to on page 26 of this report, Peter Jovanovich received short- and long-term disability payments in cash for the period 1 February 2005 to 31 December 2005.

Note 3 No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Note 4 The following executive directors served non-executive directorships elsewhere and received fees as follows: Marjorie Scardino (Nokia Corporation – €110,000, MacArthur Foundation (from 1 December 2005) – $3,667); David Bell (VITEC Group plc – £28,542); Rona Fairhead (HSBC Holdings plc – £70,000); John Makinson (George Weston Limited – C$89,000).

Table 2: Directors' pensions

Directors' pensions	Age at 31 Dec 05	Increase in accrued pension over the period £000	Accrued pension at 31 Dec 05 £000[1]	Transfer value at 31 Dec 04 £000[2]	Transfer value at 31 Dec 05 £000	Increase in transfer value* £000	Increase in accrued pension† during the period £000 pa	Transfer value of the increase in accrued pension at 31 Dec 05*† £000	Other pension costs to the company over the period £000[3]	Other pension related benefit costs £000[4]
Marjorie Scardino	58	0.4	4.2	29.5	34.6	5.1	0.3	2.5	514.3	26.5
David Bell	59	21.3	254.6	3,311.9	4,085.0	753.4	14.9	219.7	–	–
Rona Fairhead	44	3.8	14.5	69.1	100.9	26.7	3.4	18.9	109.2	–
Peter Jovanovich	56	6.8	64.2	404.5	497.5	93.0	5.3	41.1	246.9	0.8
John Makinson	51	19.6	169.5	1,438.3	1,762.1	318.7	15.6	157.1	–	4.2

*Less directors' contributions.

†Net of inflation.

Note 1 The accrued pension at 31 December 2005 is that which would become payable from normal retirement age if the member left service at 31 December 2005. For Marjorie Scardino it relates only to the pension from the US Plan. For David Bell and Rona Fairhead it relates to the pension payable from the UK Plan. For Peter Jovanovich it relates to the pension from the US Plan and the US SERP. For John Makinson it relates to the pension from the UK Plan, the FURBS and the UURBS in aggregate.

Note 2 The UK transfer values at 31 December 2005 are calculated using the assumptions for cash equivalents payable from the UK Plan and are based on the accrued pension at that date. For the US SERP, transfer values are calculated using a discount rate equivalent to current US government long-term bond yields. The US Plan is a lump sum plan and the accrued balance is shown.

Note 3 For UK benefits, this column comprises contributions to FURBS. For US benefits, it includes company contributions to funded defined contribution plans and notional contributions to unfunded defined contribution plans.

Note 4 This column comprises life cover and long-term disability insurance not covered by the retirement plans.

Table 3: Interests of directors

	Ordinary shares at 1 Jan 05	Ordinary shares at 31 Dec 05
Dennis Stevenson	167,043	174,517
Glen Moreno	–	100,000
Marjorie Scardino	127,761	184,889
David Bell	77,305	103,158
Terry Burns	4,089	5,439
Patrick Cescau	–	–
Rona Fairhead	12,710	43,209
Susan Fuhrman	551	2,318
Peter Jovanovich	86,461	86,461
John Makinson	115,898	149,466
Reuben Mark	14,798	16,546
Vernon Sankey	3,943	5,285
Rana Talwar	8,152	13,103

Note 1 Ordinary shares includes both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

Note 2 In the case of Peter Jovanovich and Dennis Stevenson, the closing balance represents the number of shares held on 31 January 2005 and 1 October 2005 respectively.

Note 3 Executive directors of the company, as possible beneficiaries, are also deemed to be interested in the Pearson Employee Share Ownership Trust, the trustees of which held 5,249,407 Pearson ordinary shares of 25p each at 31 December 2005 and 5,248,615 at 26 February 2006.

Note 4 At 31 December 2005, John Makinson held 1,000 shares in Interactive Data Corporation.

Note 5 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement described on page 27 of this report, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

Note 6 The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2005 was 687.5p per share and the range during the year was 608.0p to 694.5p.

Table 4: Movements in directors' interests in restricted shares
Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2005 have vested and are held pending release.

Date of award	1 Jan 05	Awarded	Released	Lapsed	31 Dec 05	Market value at date of award	Earliest vesting date	Date of release	Market value at date of release
Dennis Stevenson									
b 5/5/04	30,000				30,000	673.5p	5/5/07		
Total	30,000	–	–	–	30,000				
Marjorie Scardino									
a* 11/5/01	14,181				14,181	1438.5p	11/5/06		
b* 9/5/01	39,057		29,293		9,764	1421.0p	9/5/04	1/3/05	641.5p
b 16/12/02	362,040		60,340		301,700	638.5p	28/6/05	26/7/05	676.0p
b 26/9/03	144,240				144,240	582.0p	26/9/06		
b 21/12/04	416,130				416,130	613.0p	21/12/07		
b 23/09/05	–	450,000			450,000	655.0p	23/9/08		
Total	975,648	450,000	89,633	–	1,336,015				
David Bell									
a* 11/5/01	6,371				6,371	1438.5p	11/5/06		
a* 17/4/03	3,052				3,052	541.0p	17/4/06		
a 17/4/03	3,053				3,053	541.0p	17/4/08		
a 16/4/04	4,503				4,503	652.0p	16/4/07		
b* 9/5/01	15,369		11,527		3,842	1421.0p	9/5/04	1/3/05	641.5p
b 16/12/02	159,678		26,613		133,065	638.5p	28/6/05	26/7/05	676.0p
b 26/9/03	98,880				98,880	582.0p	26/9/06		
b 21/12/04	165,063				165,063	613.0p	21/12/07		
b 23/09/05	–	170,000			170,000	655.0p	23/9/08		
Total	455,969	170,000	38,140	–	587,829				
Rona Fairhead									
a* 19/4/02	466				466	892.0p	19/4/05		
a 19/4/02	467				467	892.0p	19/4/07		
a* 17/4/03	7,551				7,551	541.0p	17/4/06		
a 17/4/03	7,552				7,552	541.0p	17/4/08		
a 16/4/04	5,146				5,146	652.0p	16/4/07		
a 15/4/05	–	19,746			19,746	631.0p	15/4/08		
b 8/4/02	5,000		5,000		–	843.0p	8/10/04	1/3/05	641.5p
b 16/12/02	159,678		26,613		133,065	638.5p	28/6/05	26/7/05	676.0p
b 26/9/03	98,880				98,880	582.0p	26/9/06		
b 21/12/04	165,063				165,063	613.0p	21/12/07		
b 23/09/05	–	200,000			200,000	655.0p	23/9/08		
Total	449,803	219,746	31,613	–	637,936				

Table 4: Movements in directors' interests in restricted shares continued
Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2005 have vested and are held pending release.

Date of award	1 Jan 05	Awarded	Released	Lapsed	31 Dec 05	Market value at date of award	Earliest vesting date	Date of release	Market value at date of release
Peter Jovanovich									
b* 9/5/01	29,300		21,975		7,325	1421.0p	9/5/04	1/3/05	641.5p
b 16/12/02	198,396		33,066		165,330	638.5p	28/6/05	28/6/05	649.5p
b 26/9/03	98,880				98,880	582.0p	26/9/06		
b 21/12/04	165,063				165,063	613.0p	21/12/07		
Total	491,639	–	55,041	–	436,598				
John Makinson									
a* 11/5/01	9,553				9,553	1438.5p	11/5/06		
a* 17/4/03	6,105				6,105	541.0p	17/4/06		
a 17/4/03	6,105				6,105	541.0p	17/4/08		
b* 9/5/01	18,598		13,948		4,650	1421.0p	9/5/04	1/3/05	641.5p
b 16/12/02	206,880		34,480		172,400	638.5p	28/6/05	26/7/05	676.0p
b 26/9/03	98,880				98,880	582.0p	26/9/06		
b 21/12/04	165,063				165,063	613.0p	21/12/07		
b 23/09/05	–	180,000			180,000	655.0p	23/9/08		
Total	511,184	180,000	48,428	–	642,756				
Total	2,914,243	1,019,746	262,855	–	3,671,134				

Note 1 The number of shares shown represents the maximum number of shares that may vest, subject to any performance conditions being met.

Note 2 No variations to the terms and conditions of plan interests were made during the year.

Note 3 Each plan is described below in relation to its status during the year i.e. whether awards have been released or lapsed, have vested and are held, are outstanding or were granted.

>Awards released The long-term incentive plan shares awarded to Rona Fairhead on 8 April 2002 in accordance with the terms agreed with her when she joined the company vested in 2004 on the third anniversary of her date of her appointment and were released on 1 March 2005. No consideration was payable for these shares. Details of this award are set out in table 4 and itemised as b on page 32 of this report.

The first tranche of long-term incentive plan shares granted on 16 December 2002 vested and were released on 28 June 2005 with the exception of the awards for Marjorie Scardino, David Bell, Rona Fairhead and John Makinson which were released on 26 July 2005. The shares were released in accordance with the original terms of the award disclosed in detail in the report on directors' remuneration for 2002. No consideration was payable by participants for these shares. Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson held awards under this plan. Details of these awards are set out in table 4 and itemised as b on pages 32 and 33 of this report.

>Awards vested and held The restricted stock awards made on 9 May 2001 vested with a payout of 70.5% of the shares originally awarded and three-quarters of the vested shares were released on 1 March 2005. The original terms of the award and the company's performance against the relevant targets were disclosed in detail in the report on directors' remuneration for 2004. No consideration was payable for these shares. The remaining one-quarter of the vested shares may be called within six months of 9 May 2006, being the fifth anniversary of the original grant date, but only if the participant has not disposed of any shares in the first three-quarters, other than those that may be released in order to satisfy personal tax liabilities. Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold shares under this plan. Details of these awards are set out in table 4 and itemised as b* on pages 32 and 33 of this report.

The target for the increase in adjusted earnings per share from 2000 to 2005 for the annual bonus share matching plan awards made on 11 May 2001 was 27.7% i.e. inflation of 12.7% plus 15% (3% per annum for five years). The increase in adjusted earnings per share over the period has been 28.2% which means that the target, which was consistent with policy when the award was made, has been met. The awards will vest and be released on 11 May 2006. Marjorie Scardino, David Bell and John Makinson held awards under this plan. Details of these awards are set out in table 4 and itemised as a* on pages 32 and 33 of this report.

The target for the increase in adjusted earnings per share from 2002 to 2005 for the annual bonus share matching award made on 17 April 2003 was 17.7% i.e. inflation of 8.7% plus 9% (3% per annum for three years). The increase in adjusted earnings per share over the period has been 34.8% which means that the target, which was consistent with policy when the award was made, has been met. Participants are entitled to receive half of their matching shares. These shares, together with the remaining half of the matching shares which are subject to the performance target being met over the period 2002 to 2007, will be released on 17 April 2008. If participants elect to call for the first half of the matching shares on 17 April 2006, their entitlement to the second half of the matching shares lapses. David Bell, Rona Fairhead and John Makinson hold awards under this plan. Details are set out in table 4 and itemised as a* on pages 32 and 33 of this report.

> Awards outstanding Outstanding awards under the annual bonus share matching plan and the long-term incentive plan for Dennis Stevenson, Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson are set out in table 4 and itemised as a and b respectively on pages 32 and 33 of this report.

The performance and other conditions that apply to these awards and that have yet to be met were set out in the reports on directors' remuneration for the years in which they were granted.

> Awards granted The annual bonus share matching plan shares awarded on 15 April 2005 will vest in full on 15 April 2010 if the increase in the company's adjusted earnings per share exceeds inflation by at least 3 percentage points per annum over the period 2004 to 2009. Half this number of shares will vest on 15 April 2008 if the increase in the company's adjusted earnings per share exceeds inflation by at least 3 percentage points per annum over the period 2004 to 2007. The market price of the shares on the date of the award was 631p. The latest vesting date of this award is 15 April 2010. Rona Fairhead holds shares under this plan. Details of this award are set out in table 4 and itemised as a on page 32 of this report.

The shares awarded on 23 September 2005 were based on three performance measures: relative total shareholder return, return on invested capital, and a combination of earnings per share and sales growth. The award is split equally across all three measures.

For relative total shareholder return, the comparator group is all the constituents of the FTSE World Media index. Total shareholder return will be measured over the three-year period 2005 to 2008 based on the period immediately following the 2004 results announcement to the period immediately following the 2007 results announcement. Subject to the committee satisfying itself that the recorded total shareholder return is a genuine reflection of the underlying financial performance of the business, the award will vest in full if Pearson's total shareholder return relative to this group of companies is ranked at the upper quartile or better. Two-fifths of the award will vest at the median. No part of the award will vest for performance below median.

For return on invested capital, the award will vest in full if Pearson's 2007 return on invested capital is 9.0% or better. A quarter of the award will vest for return on invested capital of 7.5%. No part of the award will vest for return on invested capital below 7.5%.

For sales and earnings per share growth, the measures work inter-dependently i.e. this element does not pay out at all unless there is growth in both sales and EPS. The threshold for payout, at which 30% of the award vests, is compound annual growth of at least 3% in both sales and EPS. Subject to threshold performance being achieved, this element of the award pays out in full only for significant growth of at least 10% per annum compound in either sales or EPS or good growth in both.

The market price of the shares on the date of the award was 655p.
The vesting date of this award is 23 September 2008. A participant may call for three-quarters of the shares that vest within six months of the vesting date. However, the remaining one-quarter of the shares that vest may be called within six months of the second anniversary of the vesting date but only if the participant has not disposed of any shares in the first three-quarters, other than those that may be released in order to satisfy personal tax liabilities.

Marjorie Scardino, David Bell, Rona Fairhead and John Makinson hold shares under this plan. Details of these awards are set out in table 4 and itemised as b on pages 32 and 33 of this report.

Table 5: Movements in directors' interests in share options
Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

	Date of grant	1 Jan 05	Granted	Exercised	Lapsed	31 Dec 05	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
Dennis Stevenson												
b	30/4/04	3,556			3,556	–	494.8p	1/8/11	1/2/12			
Total		3,556	–	–	3,556	–						
Marjorie Scardino												
a*	14/9/98	176,556				176,556	973.3p	14/9/01	14/9/08			
a*	14/9/98	5,660				5,660	1090.0p	14/9/01	14/9/08			
b	15/5/98	2,839		2,839		–	686.7p	1/8/05	1/2/06	17/8/05	685.0p	(£48)
b	9/5/03	2,224				2,224	424.8p	1/8/06	1/2/07			
c*	8/6/99	37,583				37,583	1372.4p	8/6/02	8/6/09			
c*	8/6/99	37,583				37,583	1647.5p	8/6/02	8/6/09			
c	8/6/99	37,583				37,583	1921.6p	8/6/02	8/6/09			
c	3/5/00	36,983			36,983	–	2763.6p	3/5/03	3/5/10			
c	3/5/00	36,983				36,983	3224.3p	3/5/03	3/5/10			
d*	9/5/01	41,550				41,550	1421.0p	9/5/02	9/5/11			
d*	9/5/01	41,550				41,550	1421.0p	9/5/03	9/5/11			
d*	9/5/01	41,550				41,550	1421.0p	9/5/04	9/5/11			
d*	9/5/01	41,550				41,550	1421.0p	9/5/05	9/5/11			
Total		540,194	–	2,839	36,983	500,372						

Table 5: Movements in directors' interests in share options continued
Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

Date of grant	1 Jan 05	Granted	Exercised	Lapsed	31 Dec 05	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
David Bell											
a* 14/9/98	20,496				20,496	973.3p	14/9/01	14/9/08			
b* 16/5/99	184			184	–	913.0p	1/8/04	1/2/05			
b* 9/5/01	202			202	–	957.0p	1/8/04	1/2/05			
b 10/5/02	272				272	696.0p	1/8/05	1/2/06			
b 9/5/03	444				444	424.8p	1/8/06	1/2/07			
b 30/4/04	1,142				1,142	494.8p	1/8/07	1/2/08			
b 6/5/05	–	373			373	507.6p	1/8/08	1/2/09			
c* 8/6/99	18,705				18,705	1372.4p	8/6/02	8/6/09			
c* 8/6/99	18,705				18,705	1647.5p	8/6/02	8/6/09			
c 8/6/99	18,705				18,705	1921.6p	8/6/02	8/6/09			
c 3/5/00	18,686			18,686	–	2763.6p	3/5/03	3/5/10			
c 3/5/00	18,686				18,686	3224.3p	3/5/03	3/5/10			
d* 9/5/01	16,350				16,350	1421.0p	9/5/02	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/03	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/04	9/5/11			
d* 9/5/01	16,350				16,350	1421.0p	9/5/05	9/5/11			
Total	181,627	373	–	19,072	162,928						
Rona Fairhead											
b 30/4/04	1,904				1,904	494.8p	1/8/07	1/2/08			
d* 1/11/01	20,000				20,000	822.0p	1/11/03	1/11/11			
d* 1/11/01	20,000				20,000	822.0p	1/11/04	1/11/11			
d* 1/11/01	20,000				20,000	822.0p	1/11/05	1/11/11			
Total	61,904	–	–	–	61,904						

Table 5: Movements in directors' interests in share options continued
Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

	Date of grant	1 Jan 05	Granted	Exercised	Lapsed	31 Dec 05	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
Peter Jovanovich												
a*	12/9/97	8,250				8,250	757.5p	12/9/00	12/9/07			
a*	12/9/97	102,520				102,520	676.4p	12/9/00	12/9/07			
c*	8/6/99	32,406				32,406	1372.4p	8/6/02	8/6/09			
c*	8/6/99	32,406				32,406	1647.5p	8/6/02	8/6/09			
c	8/6/99	32,406				32,406	1921.6p	8/6/02	8/6/09			
c	3/5/00	33,528			33,528	–	2763.6p	3/5/03	3/5/10			
c	3/5/00	33,528				33,528	3224.3p	3/5/03	3/5/10			
d*	9/5/01	31,170				31,170	$21.00	9/5/02	9/5/11			
d*	9/5/01	31,170				31,170	$21.00	9/5/03	9/5/11			
d*	9/5/01	31,170				31,170	$21.00	9/5/04	9/5/11			
d*	9/5/01	31,170				31,170	$21.00	9/5/05	9/5/11			
d*	1/11/01	20,000				20,000	$11.97	1/11/03	1/11/11			
d*	1/11/01	20,000				20,000	$11.97	1/11/04	1/11/11			
d*	1/11/01	20,000				20,000	$11.97	1/11/05	1/11/11			
Total		459,724	–	–	33,528	426,196						
John Makinson												
a*	20/4/95	20,160		20,160		–	486.7p	20/4/98	20/4/05	13/4/05	642.0p	£31,308
a*	8/8/96	36,736				36,736	584.0p	8/8/99	8/8/06			
a*	12/9/97	73,920				73,920	676.4p	12/9/00	12/9/07			
a*	14/9/98	30,576				30,576	973.3p	14/9/01	14/9/08			
b	9/5/03	4,178				4,178	424.8p	1/8/10	1/2/11			
c*	8/6/99	21,477				21,477	1372.4p	8/6/02	8/6/09			
c*	8/6/99	21,477				21,477	1647.5p	8/6/02	8/6/09			
c	8/6/99	21,477				21,477	1921.6p	8/6/02	8/6/09			
c	3/5/00	21,356			21,356	–	2763.6p	3/5/03	3/5/10			
c	3/5/00	21,356				21,356	3224.3p	3/5/03	3/5/10			
d*	9/5/01	19,785				19,785	1421.0p	9/5/02	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/03	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/04	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/05	9/5/11			
Total		351,853	–	20,160	21,356	310,337						
Total		1,598,858	373	22,999	114,495	1,461,737						

Note 1 No variations to the terms and conditions of share options were made during the year.

Each plan is described below.

a Executive – The plans under which these options were granted were replaced with the introduction of the Long-Term Incentive Plan in 2001. No executive options have been granted to the directors since 1998.

All options that remain outstanding are exercisable (all performance conditions having already been met prior to 2005) and lapse if they remain unexercised at the tenth anniversary of the date of grant.

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold options under this plan. Details of these awards are set out in table 5 and itemised as a on pages 35 and 36 of this report.

b Worldwide save for shares – The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

Dennis Stevenson, Marjorie Scardino, David Bell, Rona Fairhead and John Makinson hold options under this plan. Details of these holdings are set out in table 5 and itemised as b on pages 35 and 36 of this report.

c Premium priced – The plan under which these options were granted was replaced with the introduction of the Long-Term Incentive Plan in 2001. No premium priced options have been granted to the directors since 1999.

The share price targets for the seven-year tranche of PPOs granted in 1999 and all outstanding PPOs granted in 2000 have yet to be met (the real growth in earnings per share target for PPOs to become exercisable having already been met prior to 2005).

All Premium Priced Options (PPOs) that remain outstanding lapse if they remain unexercised at the tenth anniversary of the date of grant.

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold PPOs under this plan. Details of these awards are set out in table 5 and itemised as c on pages 35 and 36 of this report.

d Long-term incentive – All options that remain outstanding are exercisable and lapse if they remain unexercised at the tenth anniversary of the date of grant.

Details of the option grants under this plan for Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson are set out in table 5 itemised as d on pages 35 and 36 of this report.

In addition, Marjorie Scardino contributes US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for one year and to acquire shares at the end of that period at a price that is the lower of the market price at the beginning or the end of the period, both less 15%.

Terry Burns, *Director*

26 February 2006

Consolidated Income Statement
Year Ended 31 December 2005

All figures in £ millions	Notes	2005	2004	2003
Continuing operations				
Sales	2	4,096	3,696	3,850
Cost of goods sold		(2,022)	(1,789)	(1,846)
Gross profit		2,074	1,907	2,004
Operating expenses	5	(1,592)	(1,520)	(1,594)
Other net gains and losses	4	40	9	(6)
Share of results of joint ventures and associates		14	8	2
Operating profit	2	536	404	406
Finance costs	7	(132)	(96)	(100)
Finance income	7	62	17	7
Profit before tax		466	325	313
Income tax	8	(124)	(63)	(61)
Profit for the year from continuing operations		342	262	252
Profit for the year from discontinued operations	3	302	22	23
Profit for the year		644	284	275
Attributable to:				
Equity holders of the Company		624	262	252
Minority interest		20	22	23
Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the Company during the year (expressed in pence per share)				
– basic	9	78.2p	32.9p	31.7p
– diluted	9	78.1p	32.9p	31.7p
Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year (expressed in pence per share)				
– basic	9	40.4p	30.8p	29.4p
– diluted	9	40.3p	30.8p	29.4p

Consolidated Statement of Recognised Income and Expense Year Ended 31 December 2005

All figures in £ millions	Notes	2005	2004	2003
Net exchange differences on translation of foreign operations	26	327	(203)	(288)
Actuarial gains/(losses) on defined benefit pension and post-retirement medical schemes	24	26	(61)	(28)
Taxation on items taken directly to equity	8	12	9	–
Net income/(expense) recognised directly in equity		365	(255)	(316)
Profit for the year		644	284	275
Total recognised income and expense for the year		1,009	29	(41)
Attributable to:				
Equity holders of the Company		989	7	(64)
Minority interest		20	22	23
Effect of transition adjustment on adoption of IAS 39				
Attributable to:				
Equity holders of the Company	34	(12)		

Consolidated Balance Sheet As at 31 December 2005

All figures in £ millions	Notes	2005	2004	2003
Assets				
Non-current assets				
Property, plant and equipment	11	384	355	402
Intangible assets	12	3,854	3,278	3,550
Investments in joint ventures and associates	13	36	47	64
Deferred income tax assets	14	385	359	342
Financial assets – Derivative financial instruments	16	79	–	–
Other financial assets	15	18	15	21
Other receivables	19	108	102	100
		4,864	4,156	4,479
Current assets				
Intangible assets – pre-publication	17	426	356	362
Inventories	18	373	314	319
Trade and other receivables	19	1,031	933	1,025
Financial assets – Derivative financial instruments	16	4	–	–
Cash and cash equivalents (excluding overdrafts)	20	902	461	551
		2,736	2,064	2,257
Non-current assets classified as held for sale		–	358	–
		2,736	2,422	2,257
Total assets		7,600	6,578	6,736

Consolidated Balance Sheet continued
As at 31 December 2005

All figures in £ millions	Notes	2005	2004	2003
Liabilities				
Non-current liabilities				
Financial liabilities – Borrowings	21	(1,703)	(1,714)	(1,349)
Financial liabilities – Derivative financial instruments	16	(22)	–	–
Deferred income tax liabilities	14	(204)	(139)	(140)
Retirement benefit obligations	24	(389)	(408)	(364)
Provisions for other liabilities and charges	22	(31)	(43)	(59)
Other liabilities	23	(151)	(99)	(70)
		(2,500)	(2,403)	(1,982)
Current liabilities				
Trade and other liabilities	23	(974)	(868)	(943)
Financial liabilities – Borrowings	21	(256)	(109)	(578)
Current income tax liabilities		(104)	(89)	(54)
Provisions for other liabilities and charges	22	(33)	(14)	(18)
		(1,367)	(1,080)	(1,593)
Liabilities directly associated with non-current assets classified as held for sale		–	(81)	–
Total liabilities		(3,867)	(3,564)	(3,575)
Net assets		3,733	3,014	3,161
Equity				
Share capital	25	201	201	201
Share premium	25	2,477	2,473	2,469
Other reserves	26	(328)	(623)	(410)
Retained earnings	26	1,214	749	709
Total equity attributable to equity holders of the Company		3,564	2,800	2,969
Minority interest		169	214	192
Total equity		3,733	3,014	3,161

These financial statements have been approved for issue by the board of directors on 26 February 2006 and signed on its behalf by

Rona Fairhead, *Chief financial officer*

Consolidated Cash Flow Statement
Year Ended 31 December 2005

All figures in £ millions	Notes	2005	2004	2003
Cash flows from operating activities				
Cash generated from operations	29	875	705	531
Interest paid		(101)	(98)	(87)
Tax paid		(65)	(45)	(44)
Net cash generated from operating activities		709	562	400
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired	27	(246)	(41)	(60)
Acquisition of joint ventures and associates		(7)	(10)	(5)
Purchase of property, plant and equipment (PPE)		(76)	(101)	(79)
Proceeds from sale of PPE	29	3	4	8
Purchase of intangible assets		(24)	(24)	(26)
Investment in pre-publication		(222)	(181)	(173)
Purchase of other financial assets		(2)	(1)	(3)
Disposal of subsidiaries, net of cash disposed	28	376	7	(3)
Disposal of joint ventures and associates		54	24	57
Disposal of other financial assets		–	17	–
Interest received		29	13	11
Dividends received from joint ventures and associates		14	12	10
Net cash used in investing activities		(101)	(281)	(263)
Cash flows from financing activities				
Proceeds from issue of ordinary shares	25	4	4	5
Purchase of treasury shares		(21)	(10)	(1)
Proceeds from borrowings		–	414	235
Short-term investments (acquired)/repaid		–	(5)	1
Other borrowings		–	59	(13)
Repayments of borrowings		(79)	(524)	(159)
Finance lease principal payments		(3)	(2)	(3)
Dividends paid to Company's shareholders	10	(205)	(195)	(188)
Dividends paid to minority interests		(17)	(2)	(19)
Net cash used in financing activities		(321)	(261)	(142)
Effects of exchange rate changes on cash and cash equivalents		13	(4)	45
Net increase in cash and cash equivalents		300	16	40
Cash and cash equivalents at beginning of year		544	528	488
Cash and cash equivalents at end of year	20	844	544	528

Independent auditors' Report to the Members of Pearson PLC

We have audited the Group and Company Financial Statements (together the 'Financial Statements') of Pearson plc for the year ended 31 December 2005. The Group Financial Statements comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Cash Flow Statement and the related Notes to the Consolidated Financial Statements. The Company Financial Statements comprise the Company Balance Sheet, the Company Statement of Recognised Income and Expense, the Company Cash Flow Statement and the related Notes to the Company Financial Statements. The Financial Statements have been prepared under the accounting policies set out in the respective Notes to the Financial Statements. We have also audited the information in the Report on Directors' Remuneration that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Review, Governance and Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Financial Statements and the part of the Report on Directors' Remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Review, Governance and Financial Statements and consider whether it is consistent with the audited Financial Statements. The other information comprises the Chairman's Statement, the Chief Executive's Review, the Financial and Operating Highlights, the Operating Company reviews, the Operating and Financial Review, the Financial Review, the Directors' Report, the unaudited part of the Report on Directors' Remuneration, and all other information referred to on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Report on Directors' Remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Report on Directors' Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Report on Directors' Remuneration to be audited.

Opinion

In our opinion:

- The Group Financial Statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;
- The Company Financial Statements give a true and fair view, in accordance with IFRS as adopted by the EU, as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2005 and of its cash flows for the year then ended; and
- the Financial Statements and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, London
26 February 2006

General information
Pearson plc (the Company) and its subsidiaries (together the Group) are involved in the provision of information for the educational sector, consumer publishing and business information.

The Company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The Company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the Board of Directors on 26 February 2006.

1 Accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a. Basis of preparation
These consolidated financial statements have been prepared in accordance with EU-adopted International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied in preparing these financial statements. These consolidated financial statements are the Group's first financial statements to be prepared in accordance with IFRS as adopted by the EU.

The policies set out below have been consistently applied to all the years presented, with the exception of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' which have been applied with effect from 1 January 2005.

Consolidated financial statements of Pearson plc until 31 December 2004 had been prepared in accordance with UK GAAP. UK GAAP differs in certain respects from IFRS.

When preparing the Group's 2005 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 and 2003 were restated to reflect these adjustments.

Note 34 describes how, in preparing these consolidated financial statements, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions as set out in IFRS 1.

These consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in 'Critical accounting assumptions and judgements'.

Interpretations and amendments to published standards effective in 2005
The following amendments and interpretations to standards are mandatory for the Group's accounting periods beginning on or after 1 January 2005:

– IFRIC 2 'Members' Shares in Co-operative Entities and Similar Instruments';

– SIC 12 (Amendment) 'Consolidation – Special Purpose Entities'; and

– IAS 39 (Amendment) 'Transition and Recognition of Financial Assets and Financial Liabilities'.

Management assessed the relevance of these amendments and interpretations with respect to the Group's operations and concluded that they are not relevant to the Group.

1 Accounting policies *continued*

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted. These are as follows:

– IFRS 7 'Financial Instruments: Disclosures' (effective from 1 January 2007). IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.

– A complementary amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' (effective from 1 January 2007). The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. Management is currently assessing the impact of IFRS 7 and the complementary amendment to IAS 1 on the Group's financial statements; and

– IFRIC 4 'Determining whether an Arrangement contains a Lease' (effective from 1 January 2006). IFRIC 4 requires the determination whether an arrangement is or contains a lease to be based on the substance of the arrangement. Management is currently assessing the impact of IFRIC 4 on the Group's operations, but does not expect it to be significant.

In addition, management assessed the relevance of the following amendments and interpretations with respect to the Group's operations and concluded that they are not relevant to the Group:

– IAS 39 (Amendment) 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions' (effective from 1 January 2006);

– IAS 39 (Amendment) 'The Fair Value Option' (effective from 1 January 2006);

– IAS 39 (Amendment) and IFRS 4 (Amendment) 'Financial Guarantee Contracts' (effective from 1 January 2006);

– IFRS 1 (Amendment) 'First-time Adoption of International Financial Reporting Standards' (effective from 1 January 2006);

– IFRS 6 'Exploration for and Evaluation of Mineral Resources' (effective from 1 January 2006);

– IFRIC 5 'Rights of Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds' (effective from 1 January 2006); and

– IFRIC 6 'Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment' (effective from 1 December 2005).

b. Consolidation
(1) Subsidiaries – Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Acquisitions made prior to the date of transition to IFRS were accounted for in accordance with UK GAAP (see note 34). The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets and contingent assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired, after the identification of purchased intangible assets, is recorded as goodwill. See note 1e*(1)* for the accounting policy on goodwill.

(2) Joint ventures and associates – Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other ventures, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes related goodwill.

1 Accounting policies *continued*

The Group's share of its joint ventures' and associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves.

The Group's share of its joint ventures' and associates' results is recognised as a component of operating profit as these operations form part of the core publishing business of the Group and an integral part of existing wholly owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

c. Foreign currency translation

(1) Functional and presentation currency – Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in Sterling, which is the Company's functional and presentation currency.

(2) Transactions and balances – Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

Translation differences on other non-monetary items such as equities held at fair value are reported as part of the fair value gain or loss through the income statement. Fair value adjustments on non-monetary items such as equities classified as available for sale financial assets, are included in the fair value reserve in equity as from 1 January 2005.

(3) Group companies – The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities are translated at the closing rate at the date of the balance sheet;

ii) income and expenses are translated at average exchange rates;

iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. The Group treats specific inter-company loan balances, which are not intended to be repaid for the foreseeable future, as part of its net investment. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

At the date of transition to IFRS the cumulative translation differences for foreign operations have been deemed to be zero. Any gains and losses on disposals of foreign operations will exclude translation differences arising prior to the transition date.

The principal overseas currency for the Group is the US Dollar. The average rate for the year against Sterling was $1.81 (2004: $1.83; 2003: $1.63) and the year end rate was $1.72 (2004: $1.92; 2003: $1.79).

d. Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings (freehold)	20–50 years
Buildings (leasehold)	50 years (or over the period of the lease if shorter)
Plant and equipment	3–20 years

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

1 Accounting policies *continued*

e. Intangible assets

(1) Goodwill – Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. IFRS 3 'Business Combinations' has not been applied retrospectively to business combinations before the date of transition to IFRS. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition has been grandfathered.

(2) Software development costs – Costs directly associated with the production of identifiable and unique software products, where it is probable that they will generate economic benefits exceeding costs, are recognised as intangible assets and are amortised over their estimated useful lives not exceeding ten years from when the software is available for use.

(3) Acquired intangible assets – Acquired intangible assets comprise publishing rights, customer lists and relationships, technology, trade names and trademarks. These assets are capitalised on acquisition and included in intangible assets and amortised over their estimated useful lives between two and 30 years.

(4) Pre-publication costs – Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are carried forward in current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. These costs are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years. The investment in pre-publication has been disclosed as part of the investing activities in the cash flow statement.

f. Other financial assets

Up to 31 December 2004 – Other financial assets include investments in companies other than subsidiaries and associates and other securities. Financial fixed assets are recorded at historical cost less provisions for diminution in value.

From 1 January 2005 – Other financial assets, designated as available for sale investments, are non-derivative financial assets measured at estimated fair value. Changes in the fair value are recorded in equity in the fair value reserve. On the subsequent disposal of the asset, the net fair value gains or losses are taken through the income statement.

g. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour and other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provision is made for slow moving and obsolete stock.

h. Royalty advances

Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. This represents the operating cycle of consumer publishing titles. Royalty advances which will be consumed after one year are held in non-current assets.

i. Newspaper development costs

Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred as they do not meet the criteria under IAS 38 to be capitalised as intangible assets.

1 Accounting policies *continued*

j. Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

k. Share capital
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

l. Borrowings
Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. From 1 January 2005, accrued interest is also included as part of the borrowing. Where a debt instrument is in a fair value hedging relationship, an adjustment is made to the bond carrying value to reflect the hedged risk.

m. Derivative financial instruments
Up to 31 December 2004 – Amounts payable or receivable in respect of interest rate derivatives are accrued within net interest payable over the period of the contract. Where the derivative instrument is terminated early, the gain or loss is spread over the remaining maturity of the original instrument. Where the underlying exposure ceases to exist, any termination gain or loss is taken to the income statement. Foreign currency borrowings together with their related cross currency derivatives are carried in the balance sheet at the relevant exchange rates at the balance sheet date. Gains or losses in respect of the hedging of overseas subsidiaries are taken to reserves. Gains or losses arising from foreign exchange contracts are taken to the income statement in line with the transactions which they are hedging.

From 1 January 2005 – Derivatives are initially recognised at fair value at the date of transition to IAS 39 or, if later, on the date a derivative is entered into. Derivatives are subsequently remeasured at their fair value. The fair value of derivatives has been determined by using market data and the use of established estimation techniques such as discounted cashflow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investments in foreign operations (net investment hedges).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognised immediately in finance income or finance costs in the income statement.

1 Accounting policies *continued*

Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair value is recognised in finance income or finance costs in the income statement immediately.

n. Taxation

Current tax is recognised on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognised in equity.

o. Employee benefits

(1) Retirement benefit obligations – The Group has elected to early adopt the amendment to IAS 19 'Employee Benefits' with effect from the date of transition to IFRS. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligations at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.

The service cost, representing benefits accruing over the year, is included as an operating cost and the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets as a financing charge or financing income.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(2) Other post-retirement obligations – The Group provides certain healthcare and life assurance benefits. The principal plans are unfunded. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology which is the same as that for defined benefit pension plans. The liabilities and costs relating to other post-retirement obligations are assessed annually by independent qualified actuaries.

(3) Share-based compensation – The Group has a number of employee option and performance share schemes. The fair value of options granted is recognised as an employee expense after taking into account the Company's best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the instrument. The fair value of the options granted is measured using whichever of the Black-Scholes, Binomial and Monte Carlo model is most appropriate to the award. Any proceeds received are credited to share capital and share premium when the options are exercised. The Group has applied IFRS 2 'Share-based Payment' retrospectively to all options granted but not fully vested at the date of transition to IFRS.

p. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

1 Accounting policies *continued*

The Group recognises a provision for deferred consideration in the period that an acquisition is made and the Group becomes legally committed to making the payment.

The Group recognises a provision for integration and reorganisation costs in the period in which the Group becomes legally or constructively committed to making the payment.

The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. The provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated sub-leasing revenue.

q. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, rebates and discounts, and after eliminating sales within the Group. Revenue is recognised as follows:

Revenue from the sale of books is recognised when title passes. Anticipated returns are estimated based primarily on historical return rates. Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised on a straight-line basis over the life of the subscription.

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.

On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

r. Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

s. Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Company's shareholders. Interim dividends are recorded in the period in which they are approved and paid.

1 Accounting policies *continued*

t. Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale.

u. Trade receivables

Trade receivables are recognised at fair value less provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).

Critical accounting assumptions and judgements

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

Critical accounting estimates and assumptions

(1) Revenue recognition – Revenue from the sale of books is recognised when title passes. A provision for anticipated returns is made based primarily on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period. The provision for sales returns is set out in note 19.

(2) Pre-publication costs – The assessment of the useful life of pre-publication costs and the calculation of amortisation involve a significant amount of judgement based on historical trends and management estimation of their future potential sales, in accordance with the accounting policy stated in note 1e*(4)*. The overstatement of useful lives could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication costs. The carrying amount of pre-publication costs is set out in note 17.

(3) Royalty advances – The realisable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts, in accordance with the accounting policy stated in note 1h. If the estimated realisable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off. The carrying amount of royalty advances is set out in note 19.

(4) Income taxes – The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(5) Goodwill – The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1e*(1)*. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates (see note 12).

Critical judgements in applying the Group's accounting policies

(1) Revenue recognition – Revenue from multi-year contractual arrangements is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported.

(2) Retirement benefit obligations – The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets. Differences arising from actual experience or future changes in assumptions will be reflected in subsequent periods.

1 Accounting policies *continued*

(3) Deferred income tax – Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised.
In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income together with any future tax planning strategies.

Financial risk management

The Group's treasury policy governs the management of financial risks within the Group. The policy, which is approved by the treasury committee, covers interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. In accordance with the treasury policy, the Group actively monitors and manages its financial risk exposures. The policy permits the use of financial instruments such as derivatives, where appropriate. The policy only permits transactions related to underlying positions and speculative transactions are not permitted.

Interest rate risk – A change in market interest rates can cause fluctuations in the Group's net income or financial position. The Group is predominantly funded through bonds issued at fixed rates and nearly all of these bonds have been swapped to a floating rate for the term of the debt. The Group's policy (as updated in September 2005) requires that interest rates on its net debt position are fixed for the next four years such that the fixed rate portion is within a range of 65% to 40% in the first year, with the lower end of the range declining by 10% each year such that the fixed rate portion falls within a range of 65% to 10% in year four. The Group also uses derivatives to change the currency profile of its debt and to alter the timing of floating interest rate resets in order to comply with its policy. The Group manages the derivatives and debt to achieve policy objectives on a portfolio basis. The Group designates derivatives as hedges under IAS 39 where hedge accounting is possible, so long as a designation will not have an adverse effect on the balancing of the portfolio.

Liquidity and refinancing risk – The Group's funding objective is to ensure that committed funding is available to the Group at a reasonable cost, with an extended maturity profile and that funding is available from diverse sources. To assist with the diversity of funding objective, the Group has ratings with Moody's and Standard & Poor's, which provides greater access to international capital markets.

Counterparty risk – The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits reflecting published credit ratings. Exposures to individual counterparties are monitored on a regular basis. Where appropriate, ISDA Master Agreements permitting the netting of transactions in the event of counterparty failure are entered into with derivative counterparties.

Foreign currency risk – The Group has operations overseas and is therefore exposed to movements in foreign currencies, particularly the US dollar.
For transactional foreign exchange exposure, the policy allows the use of derivatives where appropriate. The Group mainly converts foreign currencies at spot rate and had no cash flow hedges in place at the balance sheet date. Translational foreign exchange exposure is of more significance to the Group. It seeks to offset this exposure through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit. This policy only applies where a currency accounts for more than 15% of Group operating profit and currently is only applicable to the US dollar.
The Group uses its dollar denominated debt and the foreign exchange portion of certain cross currency rate derivatives as net investment hedges of foreign operations. Unremitted profits are not hedged with foreign exchange contracts, as the Company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments.

2 Segment information

Due to the differing risks and rewards associated with each business segment and the different customer focus of each segment, business is the Group's primary reporting segment. At 31 December 2005 the Group is organised into five primary business segments, School, Higher Education, Penguin, FT Publishing and Interactive Data Corporation (IDC). The remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.

Primary reporting format – business segments

All figures in £ millions	School	Higher Education	Professional	Penguin	FT Publishing	IDC	Corporate	2005 Group
Continuing operations								
Sales (external)	1,295	779	589	804	332	297	–	4,096
Sales (inter-segment)	–	–	–	16	–	–	–	16
Operating profit before joint ventures and associates	138	156	44	60	49	75	–	522
Share of results of joint ventures and associates	4	–	1	–	9	–	–	14
Operating profit	142	156	45	60	58	75	–	536
Finance costs								(132)
Finance income								62
Profit before tax								466
Income tax								(124)
Profit for the year from continuing operations								342
Reconciliation to adjusted operating profit								
Operating profit	142	156	45	60	58	75	–	536
Amortisation of acquired intangibles	5	–	–	–	1	5	–	11
Other net gains and losses	–	–	–	–	(40)	–	–	(40)
Other net finance costs of associates	–	–	–	–	2	–	–	2
Adjusted operating profit – continuing operations	147	156	45	60	21	80	–	509
Segment assets	2,067	1,402	1,705	960	154	291	985	7,564
Joint ventures	6	–	–	2	4	–	–	12
Associates	6	–	–	–	18	–	–	24
Total assets	2,079	1,402	1,705	962	176	291	985	7,600
Total liabilities	(557)	(341)	(263)	(280)	(336)	(109)	(1,981)	(3,867)
Other segment items								
Capital expenditure (notes 11, 12 and 17)	114	96	43	34	14	19	–	320
Depreciation (note 11)	26	8	17	7	11	11	–	80
Amortisation (notes 12 and 17)	91	78	20	24	3	5	–	221

2 Segment information *continued*

All figures in £ millions	School	Higher Education	Professional	Penguin	FT Publishing	IDC	Corporate	2004 Group
Continuing operations								
Sales (external)	1,087	729	507	786	318	269	–	3,696
Sales (inter-segment)	–	–	–	15	–	–	–	15
Operating profit before joint ventures and associates	109	133	42	46	4	62	–	396
Share of results of joint ventures and associates	3	–	–	1	4	–	–	8
Operating profit	112	133	42	47	8	62	–	404
Finance costs								(96)
Finance income								17
Profit before tax								325
Income tax								(63)
Profit for the year from continuing operations								262
Reconciliation to adjusted operating profit								
Operating profit	112	133	42	47	8	62	–	404
Amortisation of acquired intangibles	–	–	–	–	–	5	–	5
Other net gains and losses	(4)	(4)	(2)	5	(4)	–	–	(9)
Adjusted operating profit – continuing operations	108	129	40	52	4	67	–	400
Segment assets	1,860	1,224	1,345	892	502	247	461	6,531
Joint ventures	7	–	–	5	2	–	–	14
Associates	5	–	–	–	28	–	–	33
Total assets	1,872	1,224	1,345	897	532	247	461	6,578
Total liabilities	(439)	(286)	(212)	(259)	(435)	(110)	(1,823)	(3,564)
Other segment items								
Capital expenditure (notes 11, 12 and 17)	104	79	62	36	15	12	–	308
Depreciation (note 11)	25	9	16	9	16	9	–	84
Amortisation (notes 12 and 17)	74	65	18	29	2	5	–	193

2 Segment information *continued*

All figures in £ millions	School	Higher Education	Professional	Penguin	FT Publishing	IDC	Corporate	2003 Group
Continuing operations								
Sales (external)	1,149	770	503	840	315	273	–	3,850
Sales (inter-segment)	–	–	1	15	–	–	–	16
Operating profit before joint ventures and associates	112	140	33	81	(28)	66	–	404
Share of results of joint ventures and associates	2	–	–	1	(1)	–	–	2
Operating profit	114	140	33	82	(29)	66	–	406
Finance costs								(100)
Finance income								7
Profit before tax								313
Income tax								(61)
Profit for the year from continuing operations								252
Reconciliation to adjusted operating profit								
Operating profit	114	140	33	82	(29)	66	–	406
Amortisation of acquired intangibles	–	–	–	–	–	4	–	4
Other net gains and losses	2	2	1	1	–	–	–	6
Adjusted operating profit – continuing operations	116	142	34	83	(29)	70	–	416
Segment assets	2,072	1,157	1,387	907	358	240	551	6,672
Joint ventures	6	–	–	4	2	–	–	12
Associates	5	–	–	–	47	–	–	52
Total assets	2,083	1,157	1,387	911	407	240	551	6,736
Total liabilities	(458)	(318)	(158)	(398)	(203)	(113)	(1,927)	(3,575)
Other segment items								
Capital expenditure (notes 11, 12 and 17)	101	65	21	47	26	17	–	277
Depreciation (note 11)	26	9	13	6	19	12	–	85
Amortisation (notes 12 and 17)	68	58	18	39	2	5	–	190

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group result . Inter-segment pricing is determined on an arm's length basis. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and deferred taxation and exclude cash and cash equivalents and derivative assets. Segment liabilities comprise operating liabilities and exclude borrowings and derivative liabilities. Corporate assets and liabilities comprise cash and cash equivalents, borrowings and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 11, 12 and 17).

2 Segment information *continued*

Property plant and equipment and intangible assets acquired through business combinations were £111m (2004: £16m; 2003: £54m) (see notes 11, 12 and 17). Capital expenditure, depreciation and amortisation includes amounts relating to discontinued operations. In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Communicación S.A. This operation is now disclosed as a 'discontinued' operation. The related assets and liabilities are disclosed within the FT Publishing segment in 2004 and 2003.

Secondary reporting format – geographical segments

Although the Group's business segments are managed on a worldwide basis, they all operate in the following main geographical areas:

All figures in £ millions	Sales			Total assets			Capital expenditure		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Continuing operations									
European countries	963	835	768	1,711	1,112	1,003	60	79	63
North America	2,717	2,504	2,742	5,476	4,716	5,015	242	208	188
Asia Pacific	300	263	255	325	302	301	13	10	11
Other countries	116	94	85	52	43	37	2	3	4
Total	4,096	3,696	3,850	7,564	6,173	6,356	317	300	266
Discontinued operations (European countries)	27	190	169	–	358	316	3	8	11
Joint ventures and associates	–	–	–	36	47	64	–	–	–
Total	4,123	3,886	4,019	7,600	6,578	6,736	320	308	277

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. Total assets and capital expenditure are allocated to where the assets are located.

3 Discontinued operations

In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Communicación S.A. to Retos Cartera, a consortium of investors. This operation is disclosed as a 'discontinued' operation (see note 28).

An analysis of the result and cash flows of discontinued operations is as follows:

All figures in £ millions	2005	2004	2003
Sales	27	190	169
Operating (loss)/profit	(3)	26	43
Net finance income	–	3	3
(Loss)/profit before tax	(3)	29	46
Attributable tax benefit/(expense)	1	(7)	(23)
(Loss)/profit after tax	(2)	22	23
Profit on disposal of discontinued operations (note 28)	306	–	–
Attributable tax expense	(2)	–	–
Profit for the year from discontinued operations	302	22	23
Operating cash flows	(6)	12	11
Investing cash flows	–	17	47
Financing cash flows	–	–	(92)
Total cash flows	(6)	29	(34)

4 Other net gains and losses

All figures in £ millions	2005	2004	2003
Profit on sale of interest in MarketWatch	40	–	–
Other items	–	9	(6)
Total other net gains and losses	40	9	(6)

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations.

5 Operating expenses

All figures in £ millions	2005	2004	2003
By function:			
Cost of goods sold	2,022	1,789	1,846
Operating expenses			
Distribution costs	249	201	206
Administrative and other expenses	1,384	1,365	1,439
Other income	(41)	(46)	(51)
Total operating expenses	1,592	1,520	1,594
Total	3,614	3,309	3,440
By nature:			
Utilisation of inventory	768	700	710
Depreciation of property, plant and equipment (note 11)	80	78	79
Amortisation of intangible assets – pre-publication (note 17)	192	168	158
Amortisation of intangible assets – other (note 12)	29	25	32
Employee benefit expense (note 6)	1,273	1,154	1,156
Operating lease rentals	119	126	148
Other property costs	88	73	61
Royalties expensed	363	331	354
Advertising, promotion and marketing	202	181	193
Information technology costs	84	76	85
Other costs	457	443	515
Other income	(41)	(46)	(51)
Total	3,614	3,309	3,440

5 Operating expenses *continued*

During the year the Group obtained the following services from the Group's auditor:

All figures in £ millions	2005	2004	2003
Statutory audit	4	3	3
Audit-related regulatory reporting services	1	1	–
Non-audit services:			
Tax compliance	1	1	1
Tax advisory	–	1	1
Other non-audit services	1	–	–

Audit-related regulatory reporting services were £700,000 (2004: £600,000; 2003: £nil). This relates to services in respect of the transition to IFRS and Sarbanes-Oxley section 404 compliance services. Other non-audit services were £700,000 (2004: £100,000; 2003: £400,000) and mainly relate to due diligence work performed at IDC.

Non-audit fees in the UK were £1.0m (2004: £1.0m; 2003: £300,000) and were in respect of tax advisory, tax compliance and other advisory services. The remainder of the non-audit fees related to overseas subsidiaries.

6 Employee information

All figures in £ millions	2005	2004	2003
Employee benefit expense			
Wages and salaries (including termination benefits and restructuring costs)	1,088	983	988
Social security costs	101	89	87
Share-based payment costs (note 24)	23	25	29
Pension costs – defined contribution plans (note 24)	35	32	28
Pension costs – defined benefit plans (note 24)	25	24	23
Other post-retirement benefits (note 24)	1	1	1
	1,273	1,154	1,156

The details of the emoluments of the directors of Pearson plc are shown on pages 21 to 37.

Average number employed	2005	2004	2003
School	10,133	10,403	9,348
Higher Education	4,196	4,087	3,912
Professional	8,342	7,491	6,434
Penguin	4,051	4,085	4,318
FT Publishing	1,952	1,989	2,283
IDC	1,956	1,826	1,628
Other	1,573	1,365	928
Continuing operations	32,203	31,246	28,851
Discontinued operations	–	1,840	1,733
	32,203	33,086	30,584

7 Net finance costs

All figures in £ millions	2005	2004	2003
Interest payable	(98)	(91)	(91)
Finance costs re employee benefits	(7)	(5)	(9)
Net foreign exchange losses	(9)	–	–
Other losses on financial instruments in a hedging relationship:			
– fair value hedges	(1)	–	–
– net investment hedges	–	–	–
Other losses on financial instruments not in a hedging relationship:			
– derivatives	(17)	–	–
Finance costs	(132)	(96)	(100)
Interest receivable	21	17	7
Net foreign exchange gains	21	–	–
Other gains on financial instruments in a hedging relationship:			
– fair value hedges	1	–	–
– net investment hedges	3	–	–
Other gains on financial instruments not in a hedging relationship:			
– amortisation of transitional adjustment on bonds	7	–	–
– derivatives	9	–	–
Finance income	62	17	7
Net finance costs	(70)	(79)	(93)
Analysed as:			
Net interest payable	(77)	(74)	(84)
Finance costs re employee benefits	(7)	(5)	(9)
Net finance costs reflected in adjusted earnings	(84)	(79)	(93)
Other net finance income	14	–	–
Total net finance costs	(70)	(79)	(93)

8 Income tax

All figures in £ millions	2005	2004	2003
Current tax			
Charge in respect of current year	(76)	(65)	(45)
Adjustments in respect of prior years	(1)	25	13
Total current tax charge	(77)	(40)	(32)
Deferred tax			
In respect of timing differences	(66)	(46)	(72)
Adjustments in respect of prior years	19	23	43
Total deferred tax charge (note 14)	(47)	(23)	(29)
Total tax charge	(124)	(63)	(61)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2005	2004	2003
Profit before tax	466	325	313
Tax calculated at UK rate	(140)	(97)	(94)
Effect of overseas tax rates	(22)	(8)	(6)
Joint venture and associate income reported net of tax	5	2	–
Income not subject to tax	16	6	11
Expenses not deductible for tax purposes	(9)	(5)	(7)
Utilisation of previously unrecognised tax losses	11	5	15
Unutilised tax losses	(3)	(14)	(36)
Prior year adjustments	18	48	56
Total tax charge	(124)	(63)	(61)
UK	(26)	5	(13)
Overseas	(98)	(68)	(48)
Total tax charge	(124)	(63)	(61)
Add back: tax benefit on other gains and losses	(4)	(36)	(35)
Add back: tax benefit on amortisation of acquired intangibles	(4)	(2)	(1)
Add back: tax charge on other finance income	3	–	–
Adjusted income tax charge – continuing operations	(129)	(101)	(97)
Adjusted income tax charge – discontinued operations	1	(7)	(19)
Total adjusted income tax charge	(128)	(108)	(116)
Tax rate reflected in adjusted earnings	30.3%	30.9%	32.5%

8 Income tax *continued*

The tax benefit on items charged to equity is as follows:

All figures in £ millions	2005	2004	2003
Deferred tax on stock options	3	4	–
Current tax on foreign exchange gains and losses	9	5	–
	12	9	–

9 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

Adjusted

In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented.

The following items are excluded in the calculation of adjusted earnings:

Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within operating profit or represent the profit or loss on sale of a discontinued operation. Such profits and losses are considered to distort the performance in any year.

Amortisation of acquired intangibles is the amortisation of intangible assets acquired through business combinations. The amortisation charge is not considered to be fully reflective of the underlying performance of the Group.

Other net finance income/costs are foreign exchange and other gains and losses that represent short-term fluctuations in market value and foreign exchange movements on transactions and balances that are no longer in a hedge relationship under IFRS. These gains and losses are subject to significant volatility and may not be realised in due course as it is normally the intention to hold these instruments to maturity. The increased volatility has been introduced as a result of adopting IAS 39 'Financial Instruments: Recognition and Measurement' as at 1 January 2005 (see note 34) and through the application of IAS 21 'The Effects of Changes in Foreign Exchange Rates'. Other net finance costs of Group companies are included in finance costs or finance income as appropriate. Other net finance costs of joint ventures and associates are included within the share of results of joint ventures and associates within operating profit.

The related tax and minority interest for the above items is also excluded from adjusted earnings.

The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

9 Earnings per share *continued*

All figures in £ millions	2005	2004	2003
Earnings	624	262	252
Adjustments to exclude profit for the year from discontinued operations:			
Profit for the year from discontinued operations	(302)	(22)	(23)
Minority interest share of above	–	5	5
Earnings – continuing operations	322	245	234
Earnings	624	262	252
Adjustments:			
Other gains and losses	(40)	(9)	(6)
Amortisation of acquired intangibles (note 12)	11	5	4
Other net finance costs of associates	2	–	–
Profit on sale of discontinued operations (note 3)	(306)	–	–
Other finance income (note 7)	(14)	–	–
Taxation on above items	(3)	(38)	(32)
Minority interest share of above items	(2)	(1)	1
Adjusted earnings	272	219	219
Amortisation of acquired intangibles (net of taxation and minority interest)	(5)	(2)	(2)
Adjusted earnings including effect of amortisation of acquired intangibles	267	217	217
Weighted average number of shares (millions)	797.9	795.6	794.4
Effect of dilutive share options (millions)	1.1	1.1	0.9
Weighted average number of shares (millions) for diluted earnings	799.0	796.7	795.3

9 Earnings per share *continued*

	2005	2004	2003
Earnings per share from continuing and discontinued operations			
Basic	78.2p	32.9p	31.7p
Diluted	78.1p	32.9p	31.7p
Earnings per share from continuing operations			
Basic	40.4p	30.8p	29.4p
Diluted	40.3p	30.8p	29.4p
Earnings per share from discontinued operations			
Basic	37.8p	2.1p	2.3p
Diluted	37.8p	2.1p	2.3p
Adjusted earnings per share	34.1p	27.5p	27.6p
Adjusted earnings per share including effect of amortisation of acquired intangibles	33.5p	27.3p	27.3p

10 Dividends

All figures in £ millions	2005	2004	2003
Final paid in respect of prior year 15.7p (2004: 14.8p; 2003: 14.3p)	125	119	115
Interim paid in respect of current year 10p (2004: 9.7p; 2003: 9.4p)	80	76	73
	205	195	188

The directors are proposing a final dividend in respect of the financial year ending 31 December 2005 of 17.0p per share which will absorb an estimated £136m of shareholders' funds. It will be paid on 5 May 2006 to shareholders who are on the register of members on 7 April 2006. These financial statements do not reflect this dividend payable (see note 34*k*).

11 Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost				
At 1 January 2003	319	619	20	958
Exchange differences	(19)	(28)	(3)	(50)
Additions	12	52	14	78
Disposals	(15)	(55)	–	(70)
Acquisition through business combination	5	19	–	24
Disposal through business disposal	(2)	(6)	–	(8)
Reclassifications	1	9	(10)	–
At 31 December 2003	301	610	21	932
Exchange differences	(9)	(10)	(1)	(20)
Additions	14	81	8	103
Disposals	(13)	(39)	–	(52)
Acquisition through business combination	1	4	–	5
Disposal through business disposal	(4)	–	–	(4)
Reclassifications	–	13	(13)	–
Transfer to non-current assets held for sale	(14)	(81)	(2)	(97)
At 31 December 2004	276	578	13	867
Exchange differences	18	40	–	58
Transfers	–	13	–	13
Additions	32	41	1	74
Disposals	(5)	(28)	–	(33)
Acquisition through business combination	3	6	–	9
Reclassifications	–	7	(7)	–
At 31 December 2005	324	657	7	988

11 Property, plant and equipment *continued*

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation				
At 1 January 2003	(104)	(419)	–	(523)
Exchange differences	10	17	–	27
Charge for the year	(16)	(69)	–	(85)
Disposals	7	53	–	60
Acquisition through business combination	–	(14)	–	(14)
Disposal through business disposal	1	4	–	5
At 31 December 2003	(102)	(428)	–	(530)
Exchange differences	4	5	–	9
Charge for the year	(16)	(68)	–	(84)
Disposals	6	38	–	44
Acquisition through business combination	–	(4)	–	(4)
Disposal through business disposal	4	–	–	4
Transfer to non-current assets held for sale	2	47	–	49
At 31 December 2004	(102)	(410)	–	(512)
Exchange differences	(7)	(33)	–	(40)
Charge for the year	(17)	(63)	–	(80)
Disposals	–	30	–	30
Acquisition through business combination	–	(2)	–	(2)
At 31 December 2005	(126)	(478)	–	(604)
Carrying amounts				
At 1 January 2003	215	200	20	435
At 31 December 2003	199	182	21	402
At 31 December 2004	174	168	13	355
At 31 December 2005	198	179	7	384

Depreciation expense of £19m (2004: £17m; 2003: £15m) has been included in the income statement in cost of goods sold, £7m (2004: £6m; 2003: £6m) in distribution expenses and £54m (2004: £55m; 2003: £58m) in administrative and other expenses. In 2004 £6m (2003: £6m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £3m (2004: £3m; 2003: £5m).

12 Intangible assets

All figures in £ millions	Goodwill	Software	Acquired publishing rights	Other intangibles acquired	Total intangibles acquired	Total
Cost						
At 1 January 2003	3,610	146	–	–	–	3,756
Exchange differences	(275)	(10)	–	–	–	(285)
Additions	113	26	–	–	–	139
Disposals	(4)	(2)	–	–	–	(6)
Acquisition through business combination	–	–	–	44	44	44
At 31 December 2003	3,444	160	–	44	44	3,648
Exchange differences	(201)	(8)	–	(3)	(3)	(212)
Additions	22	24	–	–	–	46
Disposals	(4)	(11)	–	–	–	(15)
Acquisition through business combination	–	–	10	5	15	15
Transfer to non-current assets held for sale	(101)	–	–	–	–	(101)
At 31 December 2004	3,160	165	10	46	56	3,381
Exchange differences	345	15	2	4	6	366
Transfers	–	(13)	–	–	–	(13)
Additions	155	24	–	–	–	179
Disposals	(6)	(10)	–	–	–	(16)
Acquisition through business combination	–	–	56	33	89	89
At 31 December 2005	3,654	181	68	83	151	3,986

12 Intangible assets *continued*

All figures in £ millions	Goodwill	Software	Acquired publishing rights	Other intangibles acquired	Total intangibles acquired	Total
Amortisation						
At 1 January 2003	–	(75)	–	–	–	(75)
Exchange differences	–	7	–	–	–	7
Charge for the year	–	(28)	–	(4)	(4)	(32)
Disposals	–	2	–	–	–	2
Acquisition through business combination	–	–	–	–	–	–
At 31 December 2003	–	(94)	–	(4)	(4)	(98)
Exchange differences	–	8	–	1	1	9
Charge for the year	–	(20)	–	(5)	(5)	(25)
Disposals	–	11	–	–	–	11
Acquisition through business combination	–	–	–	–	–	–
At 31 December 2004	–	(95)	–	(8)	(8)	(103)
Exchange differences	–	(10)	–	–	–	(10)
Charge for the year	–	(18)	(5)	(6)	(11)	(29)
Disposals	–	10	–	–	–	10
Acquisition through business combination	–	–	–	–	–	–
At 31 December 2005	–	(113)	(5)	(14)	(19)	(132)
Carrying amounts						
At 1 January 2003	3,610	71	–	–	–	3,681
At 31 December 2003	3,444	66	–	40	40	3,550
At 31 December 2004	3,160	70	10	38	48	3,278
At 31 December 2005	3,654	68	63	69	132	3,854

Other intangibles acquired include customer lists and relationships, technology, trade names and trademarks. Amortisation of £4m (2004: £3m; 2003: £5m) is included in the income statement in cost of sales and £25m (2004: £22m; 2003: £27m) in administrative and other expenses.

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

12 Intangible assets *continued*

Goodwill is allocated to the Group's cash-generating units identified according to the business segment. Goodwill has been allocated as follows:

All figures in £ millions	2005	2004	2003
Higher Education	1,106	950	1,007
School Book	861	739	783
School Assessment and Testing	271	232	246
School Technology	385	330	350
Other Assessment and Testing	245	211	223
Other Government Solutions	234	201	213
Other Book	70	60	63
Pearson Education total	3,172	2,723	2,885
Penguin US	149	122	138
Penguin UK	146	146	146
Pearson Australia	45	42	44
Penguin total	340	310	328
IDC	138	123	127
FT Publishing	4	4	4
Recoletos	–	–	100
Total goodwill	3,654	3,160	3,444

The Group has adopted IFRS 3 'Business Combinations' with effect from the date of transition to IFRS. In accordance with IFRS 3, goodwill is no longer amortised but rather tested for impairment on an annual basis. Goodwill has been allocated for impairment purposes to twelve cash generating units. The recoverable amount of each cash generating unit is based on value in use calculations, with the exception of IDC which is assessed on a market value basis.

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumptions used by management in the value in use calculations were:

Discount rate – The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific cash generating unit. The average pre-tax discount rates used are in the range of 8.5% to 11.5% for the Pearson Education businesses, 8% to 13% for the Penguin businesses and 8.5% to 11.5% for the FT Publishing businesses.

Perpetuity growth rates – The cash flows subsequent to the approval budget period are based upon the long-term historic growth rates of the underlying territories in which the cash generating unit operates and reflect the long-term growth prospects of the sectors in which the cash generating unit operates. The perpetuity growth rates used vary between 3.0% to 4.0%. The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Cash flow growth rates – The cash flow growth rates are derived from forecast sales growth taking into consideration past experience of operating margins achieved in the cash generating unit. Historically, such forecasts have been reasonably accurate.

The valuation of IDC is determined using an observable market price for each share. Other than goodwill there are no intangible assets with indefinite lives.

13 Investments in joint ventures and associates

Joint ventures

All figures in £ millions	2005	2004	2003
At beginning of year	14	12	12
Exchange differences	(3)	1	4
Share of loss after tax	(1)	(5)	(9)
Dividends	(4)	(3)	(2)
Additions or further investment	6	9	7
At end of year	12	14	12

Investments in joint ventures are accounted for by the equity method of accounting and are initially recognised at cost.

The aggregate of the Group's share in its joint ventures, none of which are individually significant, are as follows:

All figures in £ millions	2005	2004	2003
Assets			
Non-current assets	3	3	–
Current assets	26	19	18
Liabilities			
Current liabilities	(17)	(8)	(6)
Net assets	12	14	12
Income	46	37	33
Expenses	(47)	(42)	(42)
Loss after income tax	(1)	(5)	(9)

Associates

All figures in £ millions	2005	2004	2003
At beginning of year	33	52	94
Share of profit after tax	15	15	13
Dividends	(10)	(9)	(8)
Loan repayment	–	–	(2)
Additions	–	1	–
Disposals	(14)	(24)	(45)
Transfer to non-current assets held for sale	–	(2)	–
At end of year	24	33	52

Investments in associates at 31 December 2005 include goodwill of £nil (2004: £6m; 2003: £7m). The share of profit after tax includes £nil (2004: £2m; 2003: £2m) in respect of discontinued operations.

13 Investments in joint ventures and associates *continued*

The Group's interests in its principal associates, all of which are unlisted, were as follows:

2005 All figures in £ millions	Country of incorporation	% Interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	79	(67)	105	12
Other			42	(30)	49	3
Total			121	(97)	154	15

2004 All figures in £ millions	Country of incorporation	% Interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	71	(62)	98	11
Other			42	(18)	192	4
Total			113	(80)	290	15

2003 All figures in £ millions	Country of incorporation	% Interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	103	(101)	95	9
Other			81	(31)	139	4
Total			184	(132)	234	13

14 Deferred income tax

All figures in £ millions	2005	2004	2003
Deferred tax assets			
Deferred tax asset to be recovered after more than 12 months	343	318	313
Deferred tax asset to be recovered within 12 months	42	41	29
	385	359	342
Deferred tax liabilities			
Deferred tax liability to be settled after more than 12 months	(204)	(139)	(140)
Deferred tax liability to be settled within 12 months	–	–	–
	(204)	(139)	(140)
Net deferred tax	181	220	202

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unprovided deferred tax assets at 31 December 2005 in respect of UK losses (£32m) and US losses (£37m) and has not recognised a deferred tax asset on the net pension deficit on the basis that it is not sufficiently certain that suitable future profits will arise against which to offset the liability. The related unprovided deferred tax asset is £96m.

The recognition of the deferred tax assets is supported by management's forecasts of the future profitability of the relevant business units.

14 Deferred income tax *continued*

The gross movement on the deferred income tax account is as follows:

All figures in £ millions	2005	2004	2003
At beginning of year	220	202	255
Transition adjustment on adoption of IAS 39	5	–	–
Exchange differences	21	(13)	(34)
Acquisition through business combination	(21)	–	(15)
Transfer between current and deferred taxation	–	41	25
Income statement charge (note 8)	(47)	(23)	(29)
Tax benefit to equity (note 8)	3	4	–
Transfer to non-current assets held for sale	–	9	–
At end of year	181	220	202

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Tax losses	Goodwill and intangibles	Other	Total
Deferred income tax assets				
At 1 January 2003	131	57	186	374
Exchange differences	(16)	(4)	(22)	(42)
Transfer between current and deferred taxation	25	–	(17)	8
Income statement (charge)/release	(27)	(7)	36	2
At 31 December 2003	113	46	183	342
Exchange differences	(10)	(3)	(11)	(24)
Transfer between current and deferred taxation	41	–	(11)	30
Income statement release/(charge)	6	(6)	7	7
Tax benefit to equity	–	–	4	4
At 31 December 2004	150	37	172	359
Transition adjustment on adoption of IAS 39	–	–	5	5
Exchange differences	16	4	18	38
Acquisition through business combination	–	–	1	1
Transfer between current and deferred taxation	–	–	23	23
Income statement charge	(32)	(6)	(6)	(44)
Tax benefit to equity	–	–	3	3
At 31 December 2005	134	35	216	385

Other deferred tax assets include temporary differences on inventory, sales returns and other provisions.

14 Deferred income tax *continued*

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities			
At 1 January 2003	(25)	(94)	(119)
Exchange differences	–	8	8
Acquisition through business combination	(15)	–	(15)
Transfer between current and deferred taxation	–	17	17
Income statement charge	(19)	(12)	(31)
At 31 December 2003	(59)	(81)	(140)
Exchange differences	8	3	11
Transfer between current and deferred taxation	–	11	11
Income statement charge	(8)	(22)	(30)
Transfer to non-current assets held for sale	–	9	9
At 31 December 2004	(59)	(80)	(139)
Exchange differences	(8)	(9)	(17)
Acquisition through business combination	(24)	2	(22)
Transfer between current and deferred taxation	–	(23)	(23)
Income statement (charge)/release	(26)	23	(3)
At 31 December 2005	(117)	(87)	(204)

Other deferred tax liabilities include temporary differences on capital allowances and royalty advances.

15 Other financial assets

All figures in £ millions	2005	2004	2003
At beginning of year	15	21	22
Exchange differences	1	(1)	(3)
Additions	4	5	3
Disposals	(2)	(8)	(1)
Transfer to non-current assets held for sale	–	(2)	–
At end of year	18	15	21

Other financial assets are non-current unlisted securities.

16 Derivative financial instruments

All figures in £ millions	2005 Assets	2005 Liabilities
Interest rate derivatives – in a fair value hedging relationship	31	(16)
Interest rate derivatives – not in a hedging relationship	18	(6)
Cross currency rate derivatives – in a net investment hedging relationship	13	–
Cross currency rate derivatives – not in a hedging relationship	21	–
	83	(22)
Analysed as:		
Non-current	79	(22)
Current (expiring in less than 1 year)	4	–
	83	(22)

The fair value of the above derivative financial instruments is the same as the carrying value.

The Group's portfolio of derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges, significantly reduces the risk of income statement volatility.

Counterparty exposure from derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group's consolidated total equity.

At the year end the Group had received an amount of £43m equivalent as collateral under a mark-to-market agreement. This reflected the amount, at market rates prevailing at the end of October 2005, owed to the Group by the counterparty for a set of three related derivatives. Under these the Group is due to exchange $209m for €204m in February 2007. There are no restrictions on the Group's use of these funds, which have been recorded in borrowings as a current bank loan.

In accordance with IAS 39 'Financial Instruments: Recognition and Measurement', the Group has reviewed all its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

17 Intangible assets – pre-publication

All figures in £ millions	2005	2004	2003
Cost			
At beginning of year	1,109	1,104	1,189
Exchange differences	112	(63)	(90)
Acquisition through business combination	27	–	–
Additions	222	181	173
Disposals	(113)	(113)	(168)
At end of year	1,357	1,109	1,104
Amortisation			
At beginning of year	(753)	(742)	(809)
Exchange differences	(87)	44	57
Acquisition through business combination	(12)	–	–
Charge for the year	(192)	(168)	(158)
Disposals	113	113	168
At end of year	(931)	(753)	(742)
Carrying amounts			
At end of year	426	356	362

Amortisation is included in the income statement in cost of goods sold.

18 Inventories

All figures in £ millions	2005	2004	2003
Raw materials	23	23	19
Work in progress	43	35	30
Finished goods	307	256	270
	373	314	319

The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £768m (2004: £700m; 2003: £710m). In 2005 £42m (2004: £41m; 2003: £37m) of inventory provisions were charged in the income statement. None of the inventory is pledged as security.

19 Trade and other receivables

All figures in £ millions	2005	2004	2003
Current			
Trade receivables	825	725	814
Royalty advances	124	114	110
Prepayments and accrued income	38	41	38
Other receivables	42	51	62
Receivables from related parties	2	2	1
	1,031	933	1,025
Non-current			
Royalty advances	67	70	83
Prepayments and accrued income	4	1	1
Other receivables	37	31	16
	108	102	100

Trade receivables are stated net of provisions for bad and doubtful debts and sales returns of £313m (2004: £354m; 2003: £339m). The carrying amounts are stated at their fair value. Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are internationally dispersed.

20 Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2005	2004	2003
Cash at bank and in hand	393	338	302
Short-term bank deposits	509	123	249
	902	461	551

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

The currency split of cash and cash equivalents in 2005 is 31% US dollars (2004: 38%), 38% Sterling (2004: 31%), 24% Euro (2004: 12%) and other 7% (2004: 19%).

The fair value of cash and cash equivalents is the same as the carrying value.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2005	2004	2003
Cash and cash equivalents	902	461	551
Cash and cash equivalents included in assets classified as held for sale	–	141	–
Bank overdrafts	(58)	(58)	(23)
	844	544	528

21 Financial liabilities – Borrowings

The Group's current and non-current borrowings are as follows:

All figures in £ millions	2005	2004	2003
Non-current			
Bank borrowings	–	62	85
7.375% US Dollar notes 2006 (nominal amount $250m)	–	130	139
6.125% Euro Bonds 2007 (nominal amount €591m)	436	390	343
10.5% Sterling Bonds 2008 (nominal amount £100m)	107	100	100
4.7% US Dollar Bonds 2009 (nominal amount $350m)	203	181	–
7% Global Dollar Bonds 2011 (nominal amount $500m)	307	260	278
7% Sterling Bonds 2014 (nominal amount £250m)	250	226	235
5.7% US Dollar Bonds 2014 (nominal amount $400m)	238	207	–
4.625% US Dollar notes 2018 (nominal amount $300m)	161	156	167
Finance lease liabilities	1	2	2
	1,703	1,714	1,349

Included in the above is £35m of accrued interest in 2005.

	2005	2004	2003
Current			
Due within one year or on demand:			
Bank loans and overdrafts	102	107	119
7.375% US Dollar notes 2006	152	–	–
9.5% Sterling Bonds 2004	–	–	108
4.625% Euro Bonds 2004	–	–	348
Finance lease liabilities	2	2	3
	256	109	578
Total borrowings	1,959	1,823	1,927

Included in the above is £3m of accrued interest in 2005.

The Group has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 January 2005. The comparative financial information is prepared in accordance with UK GAAP. The nature of the main adjustments that would make the information comply with IAS 32 and IAS 39 are set out in note 34.

The 2004 and 2003 figures for the 2007 Euro Bonds and 2014 Sterling Bonds (together with the 2004 Sterling and Euro Bonds which have now been redeemed) include the effect of accounting for the foreign exchange element of the related derivatives.

21 Financial liabilities – Borrowings *continued*

All of the Group's borrowings are unsecured. In respect of finance lease obligations (£3m in 2005; £4m in 2004 and £5m in 2003) the rights to the leased asset revert to the lessor in the event of default.

The maturity of the Group's non-current borrowing is as follows:

All figures in £ millions	2005	2004	2003
Between one and two years	437	131	86
Between two and five years	310	734	583
Over five years	956	849	680
	1,703	1,714	1,349

As at 31 December 2005 the exposure of the borrowings of the Group to interest changes when the borrowings re-price is as follows:

All figures in £ millions	Total	One year	One to five years	More than five years
Carrying value of borrowings	1,959	256	747	956
Effect of interest rate swaps	–	1,161	(473)	(688)
	1,959	1,417	274	268

The carrying amounts and fair values of non-current borrowings are as follows:

All figures in £ millions	Effective interest rate	Carrying amount 2005	Fair value 2005	Carrying amount 2004	Fair value 2004	Carrying amount 2003	Fair value 2003
Bank borrowings	n/a	–	–	62	62	85	85
7.375% US Dollar notes 2006	7.75%	–	–	130	138	139	157
6.125% Euro Bonds 2007	6.18%	436	419	390	409	343	448
10.5% Sterling Bonds 2008	10.53%	107	113	100	116	100	120
4.7% US Dollar Bonds 2009	4.86%	203	200	181	185	–	–
7% Global Dollar Bonds 2011	7.16%	307	310	260	293	278	317
7% Sterling Bonds 2014	7.20%	250	282	226	255	235	275
5.7% US Dollar Bonds 2014	5.88%	238	234	207	217	–	–
4.625% US Dollar notes 2018	4.69%	161	155	156	142	167	151
Finance lease liabilities	n/a	1	1	2	2	2	2
		1,703	1,714	1,714	1,819	1,349	1,555

The fair values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments. The carrying amounts of current borrowings approximate their fair value.

21 Financial liabilities – Borrowings *continued*

The carrying amounts of the Group's borrowings are denominated in the following currencies:

All figures in £ millions	2005	2004	2003
US dollar	1,165	1,335	1,432
Sterling	357	202	201
Euro	437	284	292
Other currencies	–	2	2
	1,959	1,823	1,927

The maturity of the Group's finance lease obligations is as follows:

All figures in £ millions	2005	2004	2003
Finance lease liabilities – minimum lease payments			
Not later than one year	2	2	3
Later than one year and not later than five years	1	2	3
Later than five years	–	–	–
Future finance charges on finance leases	–	–	(1)
Present value of finance lease liabilities	3	4	5

The present value of finance lease liabilities is as follows:

All figures in £ millions	2005	2004	2003
Not later than one year	2	2	3
Later than one year and not later than five years	1	2	2
Later than five years	–	–	–
	3	4	5

The carrying amount of the Group's lease obligations approximates their fair value.

The Group has the following undrawn committed borrowing facilities as at 31 December:

All figures in £ millions	2005	2004	2003
Floating rate			
– expiring within one year	–	–	–
– expiring beyond one year	786	641	950
	786	641	950

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

22 Provisions

All figures in £ millions	Deferred consideration	Integration	Re-organisations	Leases	Other	Total
At 1 January 2005	20	5	11	14	7	57
Exchange differences	2	–	1	1	–	4
Charged to consolidated income statement						
– Additional provisions	–	–	–	1	13	14
– Unused amounts reversed	–	–	(1)	(3)	(1)	(5)
On acquisition/disposal	5	–	–	–	–	5
Utilised during year	(1)	(2)	(6)	(1)	(1)	(11)
At 31 December 2005	26	3	5	12	18	64

All figures in £ millions	2005	2004	2003
Analysis of provisions			
Non-current	31	43	59
Current	33	14	18
	64	57	77

Deferred consideration – During the year, additional deferred consideration of £5m was incurred mainly relating to the acquisition of Index books.

Integration – During the year, £2m of this balance has been utilised, primarily in relation to properties, severance and IT systems. The remaining provision should be utilised in the next two years.

Reorganisations – There were no additional provisions in 2005 and £5m has been utilised, mainly in respect of redundancies.

Lease commitments – These relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

23 Trade and other liabilities

All figures in £ millions	2005	2004	2003
Trade payables	348	316	405
Social security and other taxes	21	14	4
Accruals and deferred income	600	509	465
Other liabilities	156	128	139
	1,125	967	1,013
Less: non-current portion			
Accruals and deferred income	66	21	9
Other liabilities	85	78	61
	151	99	70
Current portion	974	868	943

The carrying value of the Group's trade and other liabilities approximates their fair value.

24 Employee benefits

Retirement benefit obligations

The Group operates a number of retirement benefit plans throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes' assets being held independently of the Group. Retirement benefit costs are assessed in accordance with the advice of independent qualified actuaries. The UK Group scheme is a hybrid scheme with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution schemes, principally overseas.

The most recent actuarial valuation of the UK Group scheme was completed on 1 January 2004.

The principal assumptions used for the UK Group scheme are shown below. Weighted average assumptions have been shown for the other schemes.

%	2005 UK Group scheme	2005 Other schemes	2004 UK Group scheme	2004 Other schemes	2003 UK Group scheme	2003 Other schemes
Inflation	2.80	2.95	2.80	2.98	2.75	2.98
Expected rate of increase in salaries	4.50	4.43	4.80	4.44	4.75	4.45
Expected rate of increase for pensions in payment and deferred pensions	2.50 to 4.00	–	2.80 to 4.00	–	2.75 to 4.00	–
Rate used to discount scheme liabilities	4.85	5.54	5.40	5.84	5.50	6.11
Expected return on assets	6.40	7.31	6.60	7.23	6.81	7.75

The amounts recognised in the income statement are as follows:

All figures in £ millions	UK Group scheme	Defined benefit other	Sub total	Defined contribution	2005 Total
Current service cost	(25)	(2)	(27)	(35)	(62)
Past service cost	–	–	–	–	–
Curtailments	–	2	2	–	2
Total operating charge	(25)	–	(25)	(35)	(60)
Expected return on plan assets	75	6	81	–	81
Interest on pension scheme liabilities	(79)	(6)	(85)	–	(85)
Net finance charge	(4)	–	(4)	–	(4)
Net income statement charge	(29)	–	(29)	(35)	(64)
Actual return on plan assets	214	7	221	–	221

24 Employee benefits *continued*

All figures in £ millions	UK Group scheme	Defined benefit other	Sub total	Defined contribution	2004 Total
Current service cost	(22)	(2)	(24)	(32)	(56)
Past service cost	–	–	–	–	–
Total operating charge	(22)	(2)	(24)	(32)	(56)
Expected return on plan assets	71	6	77	–	77
Interest on pension scheme liabilities	(72)	(6)	(78)	–	(78)
Net finance charge	(1)	–	(1)	–	(1)
Net income statement charge	(23)	(2)	(25)	(32)	(57)
Actual return on plan assets	135	9	144	–	144

All figures in £ millions	UK Group scheme	Defined benefit other	Sub total	Defined contribution	2003 Total
Current service cost	(21)	(2)	(23)	(28)	(51)
Past service cost	–	–	–	–	–
Total operating charge	(21)	(2)	(23)	(28)	(51)
Expected return on plan assets	65	4	69	–	69
Interest on pension scheme liabilities	(67)	(7)	(74)	–	(74)
Net finance charge	(2)	(3)	(5)	–	(5)
Net income statement charge	(23)	(5)	(28)	(28)	(56)
Actual return on plan assets	145	12	157	–	157

The total operating charge is included in administrative and other expenses.

24 Employee benefits *continued*

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2005 UK Group scheme	2005 Other funded plans	2005 Other unfunded plans	2005 Total	2004 UK Group scheme	2004 Other funded plans	2004 Other unfunded plans	2004 Total	2003 UK Group scheme	2003 Other funded plans	2003 Other unfunded plans	2003 Total
Fair value of plan assets	1,390	110	–	1,500	1,198	82	–	1,280	1,089	75	–	1,164
Present value of plan liabilities	(1,661)	(131)	(11)	(1,803)	(1,502)	(104)	(9)	(1,615)	(1,340)	(105)	(9)	(1,454)
Net pension liability	(271)	(21)	(11)	(303)	(304)	(22)	(9)	(335)	(251)	(30)	(9)	(290)
Other post-retirement medical benefit obligation				(60)				(58)				(61)
Other pension accruals				(26)				(15)				(13)
Total retirement benefit obligations				(389)				(408)				(364)

The following amounts have been recognised in the statement of recognised income and expense:

All figures in £ millions	2005	2004	2003
Amounts recognised for defined benefit schemes	21	(60)	(25)
Amounts recognised on post-retirement medical benefit schemes	5	(1)	(3)
Total recognised in year	26	(61)	(28)
Cumulative amounts recognised	(63)	(89)	(28)

The fair value of plan assets comprises the following:

%	2005 UK Group scheme	2005 Other funded plans	2005 Total	2004 UK Group scheme	2004 Other funded plans	2004 Total	2003 UK Group scheme	2003 Other funded plans	2003 Total
Equities	47.4	4.3	51.7	49.7	4.2	53.9	50.5	4.2	54.7
Bonds	24.7	2.0	26.7	21.5	2.1	23.6	22.5	2.1	24.6
Properties	8.9	–	8.9	8.9	–	8.9	9.2	–	9.2
Other	11.7	1.0	12.7	13.5	0.1	13.6	11.4	0.1	11.5

The plan assets do not include any of the Group's own financial instruments, nor any property occupied by the Group.

24 Employee benefits *continued*

Changes in the values of plan assets and liabilities are as follows:

All figures in £ millions	2005 UK Group scheme	2005 Other	2005 Total	2004 UK Group scheme	2004 Other	2004 Total	2003 UK Group scheme	2003 Other	2003 Total
Fair value of assets									
Opening fair value of plan assets	1,198	82	1,280	1,089	75	1,164	974	57	1,031
Exchange differences	–	9	9	–	(5)	(5)	–	(5)	(5)
Expected return on plan assets	75	6	81	71	6	77	65	4	69
Actuarial gains and losses	139	1	140	64	3	67	80	8	88
Contributions by employer	35	10	45	30	9	39	24	9	33
Contributions by employee	6	–	6	6	–	6	6	–	6
Benefits paid	(63)	(6)	(69)	(62)	(6)	(68)	(60)	(6)	(66)
Acquisition through business combination	–	8	8	–	–	–	–	8	8
Closing fair value of plan assets	1,390	110	1,500	1,198	82	1,280	1,089	75	1,164
Present value of defined benefit obligation									
Opening defined benefit obligation	(1,502)	(113)	(1,615)	(1,340)	(114)	(1,454)	(1,207)	(96)	(1,303)
Exchange differences	–	(12)	(12)	–	6	6	–	9	9
Current service cost	(25)	(2)	(27)	(22)	(2)	(24)	(21)	(2)	(23)
Curtailment	–	2	2	–	–	–	–	–	–
Interest cost	(79)	(6)	(85)	(72)	(6)	(78)	(67)	(7)	(74)
Contributions by employee	(6)	–	(6)	(6)	–	(6)	(6)	–	(6)
Acquisition through business combination	–	(10)	(10)	–	–	–	–	(10)	(10)
Benefits paid	63	6	69	62	6	68	60	6	66
Actuarial gains and losses	(112)	(7)	(119)	(124)	(3)	(127)	(99)	(14)	(113)
Closing defined benefit obligation	(1,661)	(142)	(1,803)	(1,502)	(113)	(1,615)	(1,340)	(114)	(1,454)

24 Employee benefits *continued*

The history of the defined benefit plans is as follows:

All figures in £ millions	2005	2004	2003
Present value of defined benefit obligation	(1,803)	(1,615)	(1,454)
Fair value of plan assets	1,500	1,280	1,164
Net pension liability	(303)	(335)	(290)
Experience adjustments on plan liabilities	(119)	(127)	(113)
Experience adjustments on plan assets	140	67	88

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio.

The Group expects to contribute approximately £41m to its defined benefit plans in 2006.

Other post-retirement obligations

The Group operates a number of post-retirement medical benefit schemes, principally in the USA. These plans are unfunded. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension schemes.

The principal assumptions used are shown below:

%	2005	2004	2003
Inflation	3.0	3.0	3.0
Initial rate of increase in healthcare rates	10.0	12.0	12.0
Ultimate rate of increase in healthcare rates	5.0	5.0	5.0
Rate used to discount scheme liabilities	5.6	6.1	6.1

The amounts recognised in the income statement are as follows:

All figures in £ millions	2005	2004	2003
Current service cost	(1)	(1)	(1)
Interest cost	(3)	(4)	(4)
Net income statement charge	(4)	(5)	(5)

The current service cost has been included in administrative and other expenses.

24 Employee benefits *continued*

All figures in £ millions	2005	2004	2003
Opening obligation	(58)	(61)	(63)
Exchange differences	(7)	6	6
Current service cost	(1)	(1)	(1)
Interest cost	(3)	(4)	(4)
Benefits paid	4	3	4
Actuarial gains and losses	5	(1)	(3)
Closing obligation	(60)	(58)	(61)

The effect of a one percentage point increase (and decrease) in the assumed medical cost trend rates is as follows:

All figures in £ millions	2005 1% increase	2005 1% decrease	2004 1% increase	2004 1% decrease	2003 1% increase	2003 1% decrease
Effect on:						
Aggregate of service cost and interest cost	0.2	(0.2)	0.2	(0.2)	0.3	(0.3)
Defined benefit obligation	4.7	4.1	4.1	(3.7)	4.8	(4.2)

Share-based compensation

The Group recognised the following charges in the income statement in respect of its share-based payment plans:

All figures in £ millions	2005	2004	2003
Pearson plans	13	15	20
IDC plans	10	10	9
Total share-based payment costs	23	25	29

The Group operates the following equity-settled employee option and performance plans:

Profit Sharing Plan – The Group operates a profit sharing plan for all employees, the payment of which is at the discretion of the Pearson board and may be made in cash or Pearson shares.

Save for Shares Plans – Since 1994 the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee's participation in the plan. Options that are not exercised within six months of the third, fifth or seventh anniversary after grant lapse unconditionally.

24 Employee benefits *continued*

Employee Stock Purchase Plan – In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the United States to save a portion of their monthly salary over six month periods. At the end of the period the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Executive Share Option Plan – Under this plan, options were granted to senior management at an exercise price equal to the market price of the shares on the date of grant. Options granted prior to 1996 are not subject to performance conditions. The exercise of options granted since 1996 is subject to growth in the Group's adjusted earnings per share over a three year period prior to exercise. Options become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth. No new awards will be made under this plan.

Reward Plan – Awards of premium priced options were made under this plan in 1999 and 2000 with an exercise price above the market value of the shares at the grant date. The exercise of options is subject to Pearson's share price remaining above certain thresholds for specified periods of time and to growth in the Group's adjusted earnings per share over the three year period prior to exercise. Options became exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth. No new awards will be made under this plan.

Special Share Option Plan – In 2000, the Group made a special one-off award of share options with an exercise price equal to the market price of the shares on the grant date. They vested in tranches of 50% on the first anniversary of the date of grant and 25% on the second and third anniversaries of the grant date. Options lapse if they remain unexercised at the tenth anniversary of the grant date. No new awards will be made under this plan.

Long-Term Incentive Plan – This plan was introduced in 2001 and consists of two parts: share options and/or restricted shares.

Options were granted under this plan in 2001 based on a pre-grant earnings per share growth test and are not subject to further performance conditions on exercise. The options became exercisable in tranches and lapse if they remain unexercised at the tenth anniversary of the date of grant.

24 Employee benefits *continued*

The vesting of restricted shares is normally dependent upon the satisfaction of corporate performance targets over a three year period. These targets may be based on market and/or non-market performance criteria. Restricted shares granted in 2001 vested based on Pearson's three-year cumulative free cash flow per share performance. Awards made in December 2002 and September 2003 vest in tranches. One sixth of the award vests after three years with no performance conditions. The vesting of the balance depends on Pearson's share price performance over the seven year period following the grants. Restricted shares awarded in December 2004 and September 2005 vest dependent on the following market and non-market performance criteria: relative shareholder return, return on invested capital and a combination of earnings per share and sales growth. The award is split equally across all three measures.

Annual Bonus Share Matching Plan – This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the Company will match them on a gross basis of up to one share for every one held after three years and another one for two originally held after five years.

The number and weighted average exercise prices of share options granted under the Group's schemes are as follows:

	2005 Number of share options 000s	2005 Weighted average exercise price £	2004 Number of share options 000s	2004 Weighted average exercise price £	2003 Number of share options 000s	2003 Weighted average exercise price £
Outstanding at beginning of year	26,179	5.93	32,284	6.93	35,608	8.84
Granted during the year	606	5.06	886	4.56	2,309	5.16
Exercised during the year	(324)	6.78	(254)	10.10	(89)	10.60
Forfeited during the year	(4,352)	10.42	(6,301)	7.49	(5,053)	16.25
Expired during the year	(432)	–	(436)	–	(491)	–
Outstanding at end of year	21,677	5.05	26,179	5.93	32,284	6.93
Options exercisable at the end of year	7,634	7.80	9,071	9.23	9,882	9.44

Options were exercised regularly throughout the year. The weighted average share price during the year was £6.52 (2004: £6.25; 2003: £5.72). Early exercises are treated as an acceleration of vesting and the remaining charge is recognised at the date of exercise.

24 Employee benefits *continued*

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

Range of exercise prices £	2005 Number of share options 000s	2005 Weighted average contractual life Years	2004 Number of share options 000s	2004 Weighted average contractual life Years	2003 Number of share options 000s	2003 Weighted average contractual life Years
0 – 5	2,773	2.08	3,251	2.97	2,740	3.66
5 – 10	5,555	4.48	6,538	5.44	7,797	6.02
10 – 15	8,237	4.63	9,604	5.57	11,758	6.63
15 – 20	1,168	3.80	1,469	4.81	2,210	5.78
20 – 25	930	3.80	1,346	4.92	2,210	6.02
>25	3,014	4.22	3,971	4.65	5,569	5.79
	21,677	4.13	26,179	5.00	32,284	5.99

In 2005, 2004 and 2003 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2005 Weighted average	2004 Weighted average	2003 Weighted average
Fair value	£2.34	£2.70	£1.82
Weighted average share price	£6.54	£6.58	£5.15
Weighted average exercise price	£5.08	£4.96	£4.25
Expected volatility	33.69%	41.95%	48.74%
Expected life	3.6 years	3.8 years	4.0 years
Risk free rate	4.48%	4.77%	3.84%
Expected dividend yield	2.40%	2.72%	4.55%
Forfeiture rate	20.0%	21.1%	18.7%

The expected volatility is based on the historic volatility of the Company's share price over the previous 3 – 7 years depending on the vesting term of the options.

During the year the following shares were granted under restricted share arrangements:

	2005 Number of shares 000s	2005 Weighted average fair value £	2004 Number of shares 000s	2004 Weighted average fair value £	2003 Number of shares 000s	2003 Weighted average fair value £
Annual Bonus Share Matching Plan	71	5.57	53	5.42	108	4.36
Long-term Incentive Plan	3,987	5.05	2,413	4.54	1,711	5.21

24 Employee benefits *continued*

The fair value of shares awarded under the Annual Bonus Share Matching Plan was determined using a Black-Scholes model. Shares awarded under the Long-Term Incentive Plan were also valued using a Black-Scholes model provided the shares vest unconditionally. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2005 Weighted average	2004 Weighted average
Fair value	£6.19	£4.54
Weighted average share price	£6.69	£6.13
Weighted average exercise price	–	–
Expected volatility	32.79%	38.39%
Expected life	3.3 years	3.0 years
Risk free rate	4.19%	4.59%
Expected dividend yield	2.35%	4.00%
Forfeiture rate	9.9%	4.5%

In 2003, no restricted shares granted were valued using a Black-Scholes model. The fair value of restricted shares that vest conditionally upon the fulfilment of a market condition were valued by an independent actuary using a Monte Carlo model. Shares with a non-market vesting condition were fair valued based on the share price at the date of grant taking into account any future dividend payments. The performance conditions were considered by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

Subsidiary share option plans

IDC, a 61% subsidiary of the Group, operates the following share-based payment plans:

2001 Employee Stock Purchase Plan In 2001, IDC adopted the 2001 Employee Stock Purchase Plan for all eligible employees worldwide. The 2001 Employee Stock Purchase Plan allows employees to purchase stock at a discounted price at specific times.

2000 Long-Term Incentive Plan Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-base awards to directors, officers and employees of IDC, as well as persons who provide consulting or other services to IDC. The exercise price for all options granted to date has been equal to the market price of the underlying shares at the date of grant. Options expire ten years from the date of grant and generally vest over a three to four year period without any performance criteria attached.

24 Employee benefits *continued*

In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of IDC. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.

The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan is as follows:

	2005 Number of share options 000s	2005 Weighted average exercise price $	2005 Weighted average exercise price £	2004 Number of share options 000s	2004 Weighted average exercise price $	2004 Weighted average exercise price £	2003 Number of share options 000s	2003 Weighted average exercise price $	2003 Weighted average exercise price £
Outstanding at beginning of year	9,832	13.46	7.36	9,358	12.15	7.44	8,619	10.43	6.38
Granted during the year	1,940	21.38	11.80	1,937	17.48	9.56	2,107	16.40	10.04
Exercised during the year	(1,412)	11.57	6.39	(1,157)	9.59	5.24	(1,195)	7.20	4.41
Forfeited during the year	(292)	16.86	9.31	(306)	13.32	7.28	(173)	12.36	7.57
Outstanding at end of year	10,068	15.16	8.37	9,832	13.46	7.36	9,358	12.15	7.44
Options exercisable at end of year	6,052	12.58	6.94	5,321	11.41	6.24	4,259	9.93	6.08

The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

Range of exercise prices $	2005 Number of share options 000s	2005 Weighted average contractual life Years	2004 Number of share options 000s	2004 Weighted average contractual life Years	2003 Number of share options 000s	2003 Weighted average contractual life Years
0 – 4.4	33	4.2	64	4.3	143	6.1
4.4 – 7.5	206	3.6	287	4.5	499	5.0
7.5 – 12	2,685	5.3	3,398	6.3	4,117	7.3
12 – 20	5,243	7.4	6,083	8.4	4,599	8.8
> 20	1,901	9.5	–	–	–	–
	10,068	5.4	9,832	7.5	9,358	7.9

During the year IDC granted the following shares under restricted share arrangements:

	2005 Number of shares 000s	2005 Weighted average fair value $	2005 Weighted average fair value £	2004 Number of shares 000s	2004 Weighted average fair value $	2004 Weighted average fair value £	2003 Number of shares 000s	2003 Weighted average fair value $	2003 Weighted average fair value £
2000 Long-Term Incentive Plan	148	20.57	11.35	69	17.57	9.61	76	16.97	10.39
2001 Employee Stock Purchase Plan	178	3.68	2.03	124	3.24	1.77	118	2.64	1.62

24 Employee benefits *continued*

Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant. The fair value of the options granted under the Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan			Employee Stock Purchase Plan		
	2005 Weighted average	2004 Weighted average	2003 Weighted average	2005 Weighted average	2004 Weighted average	2003 Weighted average
Fair value	$5.56	$7.50	$8.09	$3.68	$3.24	$2.64
Weighted average share price	$21.38	$17.48	$16.40	$15.46	$14.48	$11.24
Weighted average exercise price	$21.38	$17.48	$16.40	$15.46	$14.48	$11.24
Expected volatility	24.50%	32.20%	61.10%	20.00%	20.00%	25.00%
Expected life	4.0 years	4.0 years	4.0 years	0.5 years	0.5 years	0.5 years
Risk free rate	3.86%	3.45%	2.00%	2.33%	1.03%	1.20%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The expected volatility is based on the historic volatility of IDC's share price over the vesting term of the options.

25 Share capital and share premium

	Number of shares (thousands)	Ordinary Shares £m	Share Premium £m
At 1 January 2003	801,662	200	2,465
Issue of shares – share option schemes	726	1	4
At 31 December 2003	802,388	201	2,469
Issue of shares – share option schemes	862	–	4
At 31 December 2004	803,250	201	2,473
Issue of shares – share option schemes	770	–	4
At 31 December 2005	804,020	201	2,477

The total authorised number of ordinary shares is 1,186 million shares (2004: 1,182 million shares; 2003: 1,178 million shares) with a par value of 25 pence per share (2004: 25p per share; 2003: 25p per share). All issued shares are fully paid.

26 Other reserves

All figures in £ millions	Treasury shares	Translation reserve	Fair value reserve	Total other reserves	Retained earnings
At 1 January 2003	(121)	–	–	(121)	644
Net exchange differences on translation of foreign operations	–	(288)	–	(288)	–
Purchase of treasury shares	(1)	–	–	(1)	–
Profit for the year attributable to equity holders of the parent	–	–	–	–	252
Dividends paid	–	–	–	–	(188)
Equity settled transactions	–	–	–	–	29
Actuarial gains and losses on defined benefit schemes	–	–	–	–	(28)
Taxation on items taken directly to equity	–	–	–	–	–
At 31 December 2003	(122)	(288)	–	(410)	709
Net exchange differences on translation of foreign operations	–	(203)	–	(203)	–
Purchase of treasury shares	(10)	–	–	(10)	–
Profit for the year attributable to equity holders of the parent	–	–	–	–	262
Dividends paid	–	–	–	–	(195)
Equity settled transactions	–	–	–	–	25
Actuarial gains and losses on defined benefit schemes	–	–	–	–	(61)
Taxation on items taken directly to equity	–	–	–	–	9
At 31 December 2004	(132)	(491)	–	(623)	749
Net exchange differences on translation of foreign operations	–	327	–	327	–
Cumulative translation adjustment disposed	–	(14)	–	(14)	–
Purchase of treasury shares	(21)	–	–	(21)	–
Profit for the year attributable to equity holders of the parent	–	–	–	–	624
Dividends paid	–	–	–	–	(205)
Equity settled transactions	–	–	–	–	23
Actuarial gains and losses on defined benefit schemes	–	–	–	–	26
Taxation on items taken directly to equity	–	–	–	–	12
Transition adjustment on adoption of IAS 39 (note 34)	–	3	–	3	(15)
At 31 December 2005	(153)	(175)	–	(328)	1,214

The translation reserve includes exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments.

27 Business combinations

On 22 July 2005 the Group acquired 100% of the voting rights of AGS Publishing, an educational assessments and curriculum materials publisher. In addition, several other businesses were acquired in the current and prior years, none of which were individually material to the Group.

The assets and liabilities arising from acquisitions in each of the years are as follows:

	2005					2004	2003
All figures in £ millions	AGS Carrying amount	AGS Fair value adjs	AGS Fair value	Other Fair value	Total Fair value	Total Fair value	Total Fair value
Tangible fixed assets	1	–	1	6	7	1	10
Intangible assets	–	58	58	31	89	15	44
Intangible assets – pre-publication	15	–	15	–	15	–	–
Inventory	3	–	3	7	10	2	–
Receivables	7	–	7	25	32	3	32
Payables	(5)	(1)	(6)	(36)	(42)	(4)	(95)
Provisions	(2)	–	(2)	(1)	(3)	1	(4)
Deferred taxation	–	(20)	(20)	(1)	(21)	–	(15)
Cash and cash equivalents	(1)	–	(1)	4	3	–	34
Equity minority interests	–	–	–	8	8	(3)	(8)
Net assets/(liabilities) acquired at fair value	18	37	55	43	98	15	(2)
Goodwill	105	–	105	50	155	22	113
Total			160	93	253	37	111
Satisfied by:							
Cash			(160)	(89)	(249)	(39)	(87)
Deferred cash consideration			–	(5)	(5)	–	(24)
Costs provided for			–	1	1	(1)	–
Net prior year adjustments			–	–	–	3	–
Total consideration			(160)	(93)	(253)	(37)	(111)
Book value of net assets/(liabilities acquired)			18	40	58	4	(32)
Fair value adjustments			37	3	40	1	30
Fair value to the Group			55	43	98	5	(2)

The fair value adjustments relating to the acquisition of AGS are provisional and will be finalised during 2006. They include the valuation of intangible assets, the related deferred tax effect and recognition of provisions. Adjustments to 2004 provisional fair values largely relate to the acquisition of Dominie Press.

Net cash outflow on acquisition:

All figures in £ millions	2005	2004	2003
Cash – current year acquisitions	(249)	(39)	(87)
Deferred payments for prior year acquisitions and other items	–	(2)	(7)
Cash and cash equivalents acquired	3	–	34
Cash outflow on acquisition	(246)	(41)	(60)

27 Business combinations *continued*

The goodwill arising on the acquisition of AGS is attributable to the profitability of the acquired business and the significant synergies expected to arise.

AGS contributed £21m of sales and £6m to the Group's profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £1m to the Group's profit before tax between the date of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2005, total Group sales for the period would have been £4,168m, and profit before tax would have been £474m.

28 Disposals

In April 2005 the Group disposed of its 79% interest in Recoletos Grupo de Communicación S.A.

	2005			2004	2003
All figures in £ millions	Recoletos	Other	Total	Total	Total
Disposal of subsidiaries					
Property, plant and equipment	(48)	–	(48)	–	(3)
Other financial assets	(2)	–	(2)	–	–
Associates	(3)	–	(3)	–	–
Inventory	(4)	–	(4)	–	(2)
Receivables	(59)	–	(59)	(4)	(9)
Payables	68	3	71	2	10
Provisions	2	1	3	–	–
Deferred taxation	8	–	8	–	–
Net (cash and cash equivalents)/borrowings	(132)	(2)	(134)	1	1
Equity minority interests	60	(6)	54	(4)	–
Attributable goodwill	(98)	(6)	(104)	(4)	(4)
Currency translation adjustment	14	–	14	–	–
Net assets disposed of	(194)	(10)	(204)	(9)	(7)
Proceeds received	503	10	513	8	1
Costs	(3)	–	(3)	(2)	(1)
Deferred consideration	–	–	–	–	2
Net prior year adjustments	–	–	–	–	1
Profit/(loss) on sale	306	–	306	(3)	(4)

	2005	2004	2003
Cash flow from disposals			
Cash – current year disposals	513	8	1
Costs paid	(3)	(2)	(2)
Deferred receipts and payments from prior year disposals and other amounts	–	–	(3)
Cash and cash equivalents/net debt disposed of	(134)	1	1
Net cash outflow	376	7	(3)

29 Cash generated from operations

All figures in £ millions	2005	2004	2003
Net profit	644	284	275
Adjustments for:			
Tax	125	70	84
Depreciation	80	84	85
Amortisation of purchased intangible assets	11	5	4
Amortisation of other intangible assets	18	20	28
Amortisation of pre-publication investment	192	168	158
Loss on sale of property, plant and equipment	–	4	2
(Profit)/loss on sale of other financial assets	–	(16)	1
Net finance costs	70	76	90
Share of results of joint ventures and associates	(14)	(10)	(4)
(Profit)/loss on sale of subsidiaries and associates	(346)	3	(8)
Net foreign exchange losses/(gains) from transactions	39	(15)	(51)
Share-based payments	23	25	29
Inventories	(17)	(12)	10
Trade and other receivables	(4)	(18)	(92)
Trade and other payables	71	61	(50)
Provisions	(17)	(24)	(30)
Cash generated from operations	875	705	531
Dividends from joint ventures and associates	14	12	10
Purchase of property, plant and equipment	(76)	(101)	(79)
Purchase of intangibles	(24)	(24)	(26)
Capital element of finance leases	(3)	(2)	(3)
Sale of property, plant and equipment	3	4	8
Investment in pre-publication	(222)	(181)	(173)
Add back: Cash received relating to acquired deferred income	–	–	42
Add back: Non-operating property, plant and equipment	1	1	–
Add back: Integration costs	2	4	8
Operating cash flow	570	418	318
Operating tax paid	(65)	(55)	(34)
Operating finance charges paid	(65)	(85)	(76)
Operating free cash flow	440	278	208
Non operating tax received/(paid)	–	10	(10)
Non-operating finance charges paid	(7)	–	–
Integration costs	(2)	(4)	(8)
Total free cash flow	431	284	190
Dividends paid (including to minorities)	(222)	(197)	(207)
Net movement of funds from operations	209	87	(17)

29 Cash generated from operations *continued*

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2005	2004	2003
Net book amount	3	8	10
Loss on sale of property, plant and equipment	–	(4)	(2)
Proceeds from sale of property, plant and equipment	3	4	8
Non-cash transactions			
The principal non-cash transactions are movements in finance lease obligations	–	(1)	(1)

30 Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Group.

31 Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

All figures in £ millions	2005	2004	2003
Property, plant and equipment	1	6	1

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 5.

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2005	2004	2003
Not later than one year	129	117	123
Later than one year and not later than five years	397	353	375
Later than five years	869	584	529
	1,395	1,054	1,027

32 Related party transactions

Joint ventures and associates Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 13. Amounts falling due from joint ventures and associates are set out in note 19.

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors' remuneration report.

There were no other material related party transactions.

No guarantees have been provided to related parties.

33 Events after the balance sheet date

On 9 January 2006 Pearson announced the purchase of 1,130,739 shares in Interactive Data Corporation (IDC) for $21.67 per share in cash. This purchase brings Pearson's total holding in IDC to almost 62%. On 23 January 2006 Pearson announced the acquisition of Promissor, a leading professional testing business from Houghton Mifflin Company for $42m in cash.

34 Explanation of transition to IFRS

These are the Group's first consolidated financial statements prepared in accordance with IFRS as adopted by the EU.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the years ended 31 December 2004 and 31 December 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group's date of transition). IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the comparative periods because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is set out in the tables below.

In preparing its opening IFRS balance sheet, the Group has made adjustments to amounts previously reported in its financial statements under UK GAAP. An explanation of how the transition from previous UK GAAP to IFRS has affected the Group's financial position and cash flows is set out in the tables and notes below. These adjustments include some reclassifications of items within the income statement and within the balance sheet in accordance with IFRS disclosure requirements.

Balance sheet as at 1 January 2003 (date of transition)

All figures in £ millions	UK GAAP	Adjs	IFRS
Assets			
Non-current assets			
Property, plant and equipment	503	(68)	435
Intangible assets	3,610	71	3,681
Investments in joint ventures and associates	113	(7)	106
Deferred income tax assets	–	374	374
Other financial assets	22	–	22
Other receivables	–	74	74
	4,248	444	4,692
Current assets			
Intangible assets – pre-publication	–	380	380
Inventories	734	(380)	354
Trade and other receivables	1,059	(79)	980
Deferred income tax assets	174	(174)	–
Cash and cash equivalents	575	(10)	565
	2,542	(263)	2,279
Total assets	6,790	181	6,971

34 Explanation of transition to IFRS *continued*

Balance sheet as at 1 January 2003 (date of transition) *continued*

All figures in £ millions	UK GAAP	Adjs	IFRS
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	(1,734)	(2)	(1,736)
Deferred income tax liabilities	–	(119)	(119)
Retirement benefit obligations	–	(351)	(351)
Provisions for other liabilities and charges	(165)	120	(45)
Other liabilities	(60)	(10)	(70)
	(1,959)	(362)	(2,321)
Current liabilities			
Trade and other liabilities	(1,114)	178	(936)
Financial liabilities – Borrowings	(249)	(3)	(252)
Current income tax liabilities	–	(52)	(52)
Provisions for other liabilities and charges	–	(34)	(34)
	(1,363)	89	(1,274)
Total liabilities	(3,322)	(273)	(3,595)
Net assets	3,468	(92)	3,376
Equity			
Share capital	200	–	200
Share premium	2,465	–	2,465
Other reserves	(121)	–	(121)
Retained earnings	732	(88)	644
Total equity attributable to equity holders of the Company	3,276	(88)	3,188
Minority interest	192	(4)	188
Total equity	3,468	(92)	3,376

Balance sheet as at 31 December 2003

All figures in £ millions	UK GAAP	Adjs	IFRS
Assets			
Non-current assets			
Property, plant and equipment	468	(66)	402
Intangible assets	3,260	290	3,550
Investments in joint ventures and associates	64	–	64
Deferred income tax assets	–	342	342
Other financial assets	21	–	21
Other receivables	–	100	100
	3,813	666	4,479

34 Explanation of transition to IFRS *continued*

Balance sheet as at 31 December 2003 *continued*

All figures in £ millions	UK GAAP	Adjs	IFRS
Current assets			
Intangible assets – pre-publication	–	362	362
Inventories	683	(364)	319
Trade and other receivables	1,134	(109)	1,025
Deferred income tax assets	145	(145)	–
Cash and cash equivalents	561	(10)	551
	2,523	(266)	2,257
Total assets	6,336	400	6,736
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	(1,347)	(2)	(1,349)
Deferred income tax liabilities	–	(140)	(140)
Retirement benefit obligations	–	(364)	(364)
Provisions for other liabilities and charges	(152)	93	(59)
Other liabilities	(45)	(25)	(70)
	(1,544)	(438)	(1,982)
Current liabilities			
Trade and other liabilities	(1,129)	186	(943)
Financial liabilities – Borrowings	(575)	(3)	(578)
Current income tax liabilities	–	(54)	(54)
Provisions for other liabilities and charges	–	(18)	(18)
	(1,704)	111	(1,593)
Total liabilities	(3,248)	(327)	(3,575)
Net assets	3,088	73	3,161
Equity			
Share capital	201	–	201
Share premium	2,469	–	2,469
Other reserves	(122)	(288)	(410)
Retained earnings	345	364	709
Total equity attributable to equity holders of the Company	2,893	76	2,969
Minority interest	195	(3)	192
Total equity	3,088	73	3,161

34 Explanation of transition to IFRS *continued*

Balance sheet as at 31 December 2004

All figures in £ millions	UK GAAP	Adjs	IFRS
Assets			
Non-current assets			
Property, plant and equipment	473	(118)	355
Intangible assets	2,890	388	3,278
Investments in joint ventures and associates	48	(1)	47
Deferred income tax assets	–	359	359
Other financial assets	17	(2)	15
Other receivables	–	102	102
	3,428	728	4,156
Current assets			
Intangible assets – pre-publication	–	356	356
Inventories	676	(362)	314
Trade and other receivables	1,104	(171)	933
Deferred income tax assets	165	(165)	–
Cash and cash equivalents	613	(152)	461
	2,558	(494)	2,064
Non-current assets classified as held for sale	–	358	358
	2,558	(136)	2,422
Total assets	5,986	592	6,578
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	(1,712)	(2)	(1,714)
Deferred income tax liabilities	–	(139)	(139)
Retirement benefit obligations	–	(408)	(408)
Provisions for other liabilities and charges	(123)	80	(43)
Other liabilities	(60)	(39)	(99)
	(1,895)	(508)	(2,403)
Current liabilities			
Trade and other liabilities	(1,168)	300	(868)
Financial liabilities – Borrowings	(107)	(2)	(109)
Current income tax liabilities	–	(89)	(89)
Provisions for other liabilities and charges	–	(14)	(14)
	(1,275)	195	(1,080)
Liabilities directly associated with non-current assets classified as held for sale	–	(81)	(81)
Total liabilities	(3,170)	(394)	(3,564)
Net assets	2,816	198	3,014

34 Explanation of transition to IFRS *continued*

Balance sheet as at 31 December 2004 *continued*

All figures in £ millions	UK GAAP	Adjs	IFRS
Equity			
Share capital	201	–	201
Share premium	2,473	–	2,473
Other reserves	(132)	(491)	(623)
Retained earnings	61	688	749
Total equity attributable to equity holders of the Company	2,603	197	2,800
Minority interest	213	1	214
Total equity	2,816	198	3,014

Adjustments to equity

All figures in £ millions	Notes	1 Jan 2003	31 Dec 2003	31 Dec 2004
Total equity UK GAAP		3,468	3,088	2,816
Goodwill amortisation	*a*	66	228	394
Intangible assets acquired	*b*	–	40	48
Intangible assets – capitalised software costs	*c*	3	–	–
Intangible assets – pre-publication expenditure	*d*	–	–	–
Share-based payments	*e*	13	15	22
Employee benefits	*f*	(259)	(284)	(338)
Leases	*g*	(12)	(22)	(33)
Joint ventures	*h*	(3)	(5)	(6)
Associates	*i*	(10)	(10)	(8)
Income taxes	*j*	(3)	(5)	(7)
Dividends	*k*	115	119	125
Other		(2)	(3)	1
Discontinued operations	*l*	–	–	–
Total adjustments to equity		(92)	73	198
Total equity IFRS		3,376	3,161	3,014

34 Explanation of transition to IFRS *continued*

Income statement for the year to 31 December 2003

All figures in £ millions	UK GAAP	Adjs	IFRS
Continuing operations			
Sales	4,048	(198)	3,850
Cost of goods sold	(1,910)	64	(1,846)
Gross profit	2,138	(134)	2,004
Operating expenses	(1,912)	318	(1,594)
Other net gains and losses	6	(12)	(6)
Share of results of joint ventures and associates	–	2	2
Operating profit	232	174	406
Net finance costs	(80)	(13)	(93)
Profit before tax	152	161	313
Income tax	(75)	14	(61)
Profit for the year from continuing operations	77	175	252
Profit for the year from discontinued operations	–	23	23
Profit for the year	77	198	275

Income statement for the year to 31 December 2004

All figures in £ millions	UK GAAP	Adjs	IFRS
Continuing operations			
Sales	3,919	(223)	3,696
Cost of goods sold	(1,866)	77	(1,789)
Gross profit	2,053	(146)	1,907
Operating expenses	(1,832)	312	(1,520)
Other net gains and losses	9	–	9
Share of results of joint ventures and associates	10	(2)	8
Operating profit	240	164	404
Net finance costs	(69)	(10)	(79)
Profit before tax	171	154	325
Income tax	(62)	(1)	(63)
Profit for the year from continuing operations	109	153	262
Profit for the year from discontinued operations	–	22	22
Profit for the year	109	175	284

34 Explanation of transition to IFRS *continued*

Adjustments to profit

All figures in £ millions	Notes	2003	2004
Profit for the year UK GAAP		77	109
Goodwill amortisation	*a*	242	204
Intangible assets acquired	*b*	(4)	(5)
Intangible assets – capitalised software costs	*c*	(1)	(1)
Intangible assets – pre-publication expenditure	*d*	–	–
Share-based payments	*e*	(23)	(16)
Employee benefits	*f*	1	6
Leases	*g*	(10)	(12)
Joint ventures	*h*	(2)	(2)
Associates	*i*	(2)	(2)
Income taxes	*j*	(2)	(2)
Other		(1)	5
Discontinued operations	*l*	–	–
Total adjustments to profit for the year		198	175
Profit for the year IFRS		275	284

Cash flow for the year to 31 December 2003

All figures in £ millions	UK GAAP	Adjs	IFRS
Cash flows from operating activities	228	172	400
Cash flows from investing activities	(91)	(172)	(263)
Cash flows from financing activities	(228)	86	(142)
Effects of exchange rate changes on cash and cash equivalents	37	8	45
Net (decrease)/increase in cash and cash equivalents	(54)	94	40
Cash and cash equivalents at beginning of year	340	148	488
Cash and cash equivalents at end of year	286	242	528

Cash flow for the year to 31 December 2004

All figures in £ millions	UK GAAP	Adjs	IFRS
Cash flows from operating activities	387	175	562
Cash flows from investing activities	(102)	(179)	(281)
Cash flows from financing activities	(255)	(6)	(261)
Effects of exchange rate changes on cash and cash equivalents	(3)	(1)	(4)
Net increase/(decrease) in cash and cash equivalents	27	(11)	16
Cash and cash equivalents at beginning of year	286	242	528
Cash and cash equivalents at end of year	313	231	544

34 Explanation of transition to IFRS *continued*

Significant adjustments

a. Goodwill amortisation – IFRS 3 'Business Combinations' requires that goodwill is not amortised but instead is subject to an impairment review annually or when there are indications that the carrying value may not be recoverable. The Group has elected not to apply IFRS 3 retrospectively to business combinations before the date of transition.

b. Intangible assets acquired – Business combinations since the date of transition have been accounted for in accordance with IFRS 3 'Business Combinations', with intangible assets recognised and amortised over their useful economic lives where they are separable or arise from a contractual or legal right. As part of the acquisition of Comstock Inc in February 2003, certain intangible assets were acquired, mainly relating to customer lists and acquired technology, which are being amortised over periods between two and 30 years. In addition, other less significant intangible assets, mainly relating to publishing rights, have been recognised for some of the smaller acquisitions made during 2004 and amortised over periods of up to 15 years.

c. Capitalised software costs – Under IAS 38 'Intangible Assets' computer software which is not integral to a related item of hardware should be classified as an intangible asset. As such, certain computer software costs have been re-classified from property, plant and equipment to intangible assets. In addition, certain costs relating to software development, previously expensed under UK GAAP, have been capitalised under IAS 38 and are being amortised over their estimated useful lives.

d. Pre-publication expenditure – Under IAS 38 'Intangible Assets', intangible assets are required to be recognised if they meet the criteria of identifiability, control over a resource and existence or probability of inflow of future economic benefits. As such pre-publication costs (the direct costs incurred in the development of educational programmes and titles prior to their publication) have been re-classified from inventory to intangible assets. They continue to be amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

e. Share-based payments – IFRS 2 'Share-based Payment' requires that the expense incurred for equity instruments granted is recognised in the financial statements at their fair value measured at the date of grant and that the expense is recognised over the vesting period of the instrument. The Group has a number of employee option and performance share schemes. The Group has elected to apply IFRS 2 'Share-based Payment' retrospectively to all options granted but not fully vested at the transition date. Consequently the share-based payment charge from 2003 represents the charge for all options granted and not fully vested at 31 December 2002.

f. Employee benefits – IAS 19 'Employee Benefits' was amended on 16 December 2004. The Group has elected to adopt the December 2004 amendments to the standard early and differences between the actual and expected return on assets, changes in the retirement benefit obligation due to experience and changes in actuarial assumptions are included in full in equity in the statement of recognised income and expense. Therefore the amount recognised on the balance sheet in respect of liabilities for defined benefit pension and other post-retirement benefit plans represents the present value of the obligations for past service offset by the fair value of scheme assets.

The service cost of benefits accruing is accounted for as an operating cost and the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets as a financing charge or financing income. The Group has adopted the same assumptions under IAS 19 as were used for FRS 17 purposes under UK GAAP in 2003 and 2004.

The restated opening IFRS balance sheet reflects the fair value of the plan assets and the present value of the defined benefit obligation of the Group's defined benefit schemes.

g. Leases – IAS 17 'Leases' sets out additional criteria to be considered in ascertaining whether a lease is a finance or operating lease. Following a review of all lease agreements no properties have been re-classified.

In addition, IAS 17 requires that the expense is recognised on a straight line basis over the lease term, including any rent-free periods given at the inception of a lease. Contracted future lease increments must also be amortised evenly over the full period of the lease rather than the period to which the lease is estimated to revert to market rates. The profit and loss account has been adjusted to take into account the amortisation of lease

34 Explanation of transition to IFRS *continued*

Effect of IAS 32 and IAS 39 transitional adjustment *(note 1m)*

All figures in £ millions	31 Dec 2004	Adj	1 Jan 2005
Non-current assets			
Deferred income tax assets	359	5	364
Financial assets – Derivative financial instruments	–	145	145
Current assets			
Financial assets – Derivative financial instruments	–	1	1
Non-current liabilities			
Financial liabilities – Borrowings	(1,714)	(134)	(1,848)
Financial liabilities – Derivative financial instruments	–	(40)	(40)
Current liabilities			
Trade and other liabilities	(868)	14	(854)
Financial liabilities – Borrowings	(109)	–	(109)
Financial liabilities – Derivative financial instruments	–	(3)	(3)
Reserves	(126)	12	(114)

First-time adoption exemptions applied

IFRS 1 'First-time Adoption of International Financial Reporting Standards' sets out the transition rules which must be applied when IFRS is adopted for the first time in reporting IFRS financial information. In general the Group is required to select accounting policies in accordance with IFRS valid at its first IFRS reporting date and apply those polices retrospectively. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. The most significant optional exemptions adopted by the Group are set out below:

1 Business combinations
The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that occurred before the date of transition. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition is grandfathered at the date of transition from the UK GAAP financial statements.

2 Employee benefits
All cumulative actuarial gains and losses have been recognised in full in the period in which they occur in the statement of recognised income and expense in accordance with IAS 19 'Employee Benefits' (as amended on 16 December 2004).

3 Share-based payments
The Group has elected to apply IFRS 2 'Share-based Payment' retrospectively to all options granted but not fully vested at the date of transition. Consequently the share-based payment charge from 2003 represents the charge for all options granted and not fully vested at 31 December 2002.

4 Financial instruments
The Group has elected to apply IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' from 1 January 2005. After this date, where hedge accounting cannot be applied under IAS 39, changes in the market value of financial instruments will be taken to the income statement. No adjustment to the 2003 or 2004 UK GAAP financial statements was required due to the chosen adoption date of IAS 32 and IAS 39.

5 Cumulative translation differences
The Group has deemed the cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on disposals of foreign operations will exclude translation differences arising prior to the transition date.

1 Accounting policies

a. Basis of preparation

The financial statements on pages 107 to 115 comprise the separate financial statements of Pearson plc. As permitted by section 230(4) of the Companies Act 1985, only the Group's income statement has been presented.

b. Group accounting policies

The accounting policies applied in the preparation of these Company financial statements are the same as those set out in Note 1 to the Group financial statements with the addition of the following:

Investments in subsidiaries are stated at cost less provisions for diminution in value.

2 Investments in subsidiaries

All figures in £ millions	2005	2004	2003
At beginning of year	7,134	6,343	6,422
Subscription for share capital in subsidiaries	61	915	–
External acquisition	30	–	15
Share repurchase from subsidiary	(331)	–	–
Disposal to subsidiary	(11)	–	(22)
Provision for diminution in value	–	(100)	(33)
Revaluations	–	(24)	(39)
At end of year	6,883	7,134	6,343

3 Cash and cash equivalents

All figures in £ millions	2005	2004	2003
Short-term bank deposits	598	332	378

Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2005	2004	2003
Cash and cash equivalents	598	332	378
Bank overdrafts	(326)	(335)	(471)
	272	(3)	(93)

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates. The fair value of cash and cash equivalents is the same as the carrying value.

Company cash flow statement
Year ended 31 December 2005

All figures in £ millions	Notes	2005	2004	2003
Cash flows from operating activities				
Net (loss)/profit		(362)	946	(10)
Adjustments for:				
Tax		(54)	(69)	(16)
Net finance costs		241	161	50
Amounts due from subsidiaries		454	619	99
Provisions		95	–	–
Cash generated from operations		374	1,657	123
Interest paid		(159)	(145)	(92)
Tax received		57	4	21
Net cash generated from operating activities		272	1,516	52
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired		(33)	–	(15)
Interest received		13	1	92
Purchase of other financial assets		(60)	(983)	(1)
Disposal of other financial assets		341	–	–
Net cash generated from/(used in) investing activities		261	(982)	76
Cash flows from financing activities				
Proceeds from issue of ordinary shares		4	4	5
Net Group contribution to purchase of treasury shares		5	9	6
Proceeds from borrowings		–	–	76
Repayments of borrowings		(59)	(258)	–
Dividends paid to Company's shareholders		(205)	(195)	(188)
Net cash used in financing activities		(255)	(440)	(101)
Effects of exchange rate changes on cash and cash equivalents		(3)	(4)	26
Net increase in cash and cash equivalents		275	90	53
Cash and cash equivalents at beginning of year		(3)	(93)	(146)
Cash and cash equivalents at end of year	3	272	(3)	(93)

Company balance sheet
As at 31 December 2005

All figures in £ millions	Notes	2005	2004	2003
Assets				
Non-current assets				
Investments in subsidiaries	2	6,883	7,134	6,343
Amounts due from subsidiaries		289	288	944
Financial assets – Derivative financial instruments	5	79	–	–
Other financial assets		1	1	–
		7,252	7,423	7,287
Current assets				
Amounts due from subsidiaries		691	674	1,394
Current income tax assets		67	66	3
Cash and cash equivalents	3	598	332	378
Other assets		3	–	–
Total assets		8,611	8,495	9,062
Liabilities				
Non-current liabilities				
Financial liabilities – Borrowings	4	(1,261)	(1,132)	(1,123)
Financial liabilities – Derivative financial instruments	5	(22)	–	–
Amounts due to subsidiaries		(591)	(440)	(234)
Provisions for other liabilities and charges		–	(4)	(2)
		(1,874)	(1,576)	(1,359)
Current liabilities				
Other liabilities		(1)	(13)	(17)
Financial liabilities – Borrowings	4	(366)	(433)	(913)
Amounts due to subsidiaries		(2,274)	(1,816)	(2,860)
Total liabilities		(4,515)	(3,838)	(5,149)
Net assets		4,096	4,657	3,913
Equity				
Share capital	6	201	201	201
Share premium	6	2,477	2,473	2,469
Other reserves	7	1,418	1,983	1,243
Total equity attributable to equity holders of the Company		4,096	4,657	3,913

These financial statements have been approved for issue by the board of directors on 26 February 2006 and signed on its behalf by

Rona Fairhead, *Chief financial officer*

34 Explanation of transition to IFRS *continued*

incentives over longer periods than under UK GAAP and to accelerate the charge in respect of fixed contractual increments in lease payments.

h. Joint ventures – Following a review, the Group has concluded that its 50% holding in Maskew Miller Longman should be accounted for as a joint venture under IFRS rather than its classification as a subsidiary under UK GAAP.

i. Joint ventures and associates – The results of all joint ventures and associates have been adjusted to take into account IFRS adjustments within their own financial statements.

j. Income taxes – IAS 12 'Income Taxes', requires that deferred taxation also be provided on all temporary differences, not just timing differences as required under UK GAAP. Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements unless the initial recognition exemption applies. Deferred tax is not recognised for temporary differences arising on initial recognition of an asset or liability in a transaction other than a business combination if at the time of transaction neither accounting nor taxable profit is affected. Deferred taxation has been provided on the post-acquisition difference between the book and tax bases of intangible assets and goodwill if its amortisation is tax deductible. A deferred tax liability has also been recognised in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Deferred taxation has been recognised on the IFRS adjustments at the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the asset is realised or the liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

k. Dividends – IAS 10 'Events after the Balance Sheet Date' requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date as they do not represent a present obligation at that date as defined by IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.

The final dividends relating to the years to 31 December 2002, 2003 and 2004 have been reversed and recognised as a liability in the years 2003, 2004 and 2005 respectively.

l. Discontinued operations – Consistent with the UK GAAP treatment, Recoletos has been treated as discontinued as at 31 December 2004 and met the criteria as 'held for sale' at that date. Accordingly the results are disclosed in one line in the income statement, 'Profit for the year from discontinued operations' for both 2003 and 2004 and, at 31 December 2004, it is disclosed in the balance sheet in two lines – 'Non-current assets classified as held for sale' and 'Liabilities associated with non-current assets classified as held for sale'.

When an asset's carrying value will be recovered principally through a sale transaction rather than through continuing use and certain criteria regarding probability and proximity of the sale are satisfied, it is classified as held for sale and stated at the lower of carrying value and fair value less costs to sell. No depreciation is charged in respect of non-current assets classified as held for sale.

COMPANY FINANCIAL STATEMENTS

Company statement of recognised income and expense
Year ended 31 December 2005

All figures in £ millions	2005	2004	2003
Net exchange adjustments offset in reserves net of tax	–	(20)	(23)
(Loss)/profit for the year	(362)	946	(10)
Total recognised income and expense for the year	(362)	926	(33)
Effect of transition adjustment on adoption of IAS 39 (see note 11)	(3)		

8 Contingencies
There are contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and guarantees in relation to subsidiaries. In addition there are contingent liabilities in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Company.

9 Audit fees
Statutory audit fees relating to the Company were £30,000 (2004: £20,000; 2003: £20,000). Audit-related regulatory reporting fees relating to the Company were £225,000 (2004: £225,000; 2003: £200,000).

10 Related party transactions
Subsidiaries The Company transacts and has outstanding balances with its subsidiaries. Amounts due from subsidiaries and amounts due to subsidiaries are disclosed on the face of the Company Balance Sheet. These loans are generally unsecured and interest is calculated based on market rates. The Company has interest payable to subsidiaries during the year of £111m (2004: £131m; 2003: £63m) and interest receivable from subsidiaries during the year of £36m (2004: £51m; 2003: £104m). Management fees payable to subsidiaries in respect of centrally provided services amounted to £37m (2004: £20m; 2003: £1m).

Key management personnel are deemed to be the members of the board of directors of the Company. It is this board which has responsibility for planning, directing and controlling the activities of the Company. Key management personnel compensation is disclosed in the directors' remuneration report.

There were no other material related party transactions.

11 Explanation of transition to IFRS
These are the Company's first financial statements prepared in accordance with IFRS as adopted by the EU.

The accounting policies set out in note 1 of the Pearson plc consolidated financial statements have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the years ended 31 December 2004 and 31 December 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Company's date of transition). IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the comparative periods because the Company has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. After this date, where hedge accounting cannot be applied under IAS 39, changes in the market value of financial instruments will be taken to the profit and loss account. No adjustment to the 2003 or 2004 UK GAAP financial statements was required due to the chosen adoption date of IAS 32 and IAS 39. The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is set out in the tables below.

In preparing its opening IFRS balance sheet, the Company has made adjustments to amounts previously reported in its financial statements under UK GAAP. An explanation of how the transition from previous UK GAAP to IFRS has affected the Company's financial position is set out below. IFRS has had no effect on the Company's cash flow.

Equity

All figures in £ millions	1 Jan 2003	31 Dec 2003	31 Dec 2004
Total equity UK GAAP	4,008	3,794	4,532
Dividends	115	119	125
Total equity IFRS	4,123	3,913	4,657

6 Share capital and share premium

	Number of shares (thousands)	Ordinary Shares £m	Share Premium £m
At 1 January 2003	801,662	200	2,465
Issue of shares – share option schemes	726	1	4
At 31 December 2003	802,388	201	2,469
Issue of shares – share option schemes	862	–	4
At 31 December 2004	803,250	201	2,473
Issue of shares – share option schemes	770	–	4
At 31 December 2005	804,020	201	2,477

The total authorised number of ordinary shares is 1,186 million shares (2004: 1,182 million shares; 2003: 1,178 million shares) with a par value of 25 pence per share (2004: 25p per share; 2003: 25p per share). All issued shares are fully paid.

7 Other reserves

All figures in £ millions	Treasury shares	Special reserve	Retained earnings	Total
Balance at 1 January 2003	(39)	447	1,050	1,458
Net exchange adjustments net of tax	–	–	(23)	(23)
Loss for the financial year	–	–	(10)	(10)
Dividends paid	–	–	(188)	(188)
Treasury shares purchased less Group contribution	6	–	–	6
Balance at 31 December 2003	(33)	447	829	1,243
Net exchange adjustments net of tax	–	–	(20)	(20)
Profit for the financial year	–	–	946	946
Dividends paid	–	–	(195)	(195)
Treasury shares purchased less Group contribution	9	–	–	9
Balance at 31 December 2004	(24)	447	1,560	1,983
Loss for the financial year	–	–	(362)	(362)
Dividends paid	–	–	(205)	(205)
Treasury shares purchased less Group contribution	5	–	-	5
Transition adjustment on adoption of IAS 39 (note 11)	–	–	(3)	(3)
Balance at 31 December 2005	(19)	447	990	1,418

The special reserve represents the cumulative effect of cancellation of the Company's share premium account. Included in the profit for the financial year 2004 are dividends received from subsidiaries. During 2005, a dividend of £407m was repaid to a subsidiary as it was subsequently found that the subsidiary did not have adequate distributable reserves as defined under the Companies Act and the guidance set out in the Institute of Chartered Accountants in England and Wales – Technical Release 7/03 ('Guidance on the determination of realised profits and losses in the context of distributions under the Companies Act 1985').

4 Financial liabilities – Borrowings *continued*

The carrying amounts and fair values of non-current borrowings are as follows:

All figures in £ millions	Effective interest rate	Carrying amount 2005	Fair value 2005	Carrying amount 2004	Fair value 2004	Carrying amount 2003	Fair value 2003
6.125% Euro Bonds 2007	6.18%	436	419	390	409	343	448
10.5% Sterling Bonds 2008	10.53%	107	113	100	116	100	120
7% Global Dollar Bonds 2011	7.16%	307	310	260	293	278	317
7% Sterling Bonds 2014	7.20%	250	282	226	255	235	275
4.625% US Dollar notes 2018	4.69%	161	155	156	142	167	151
		1,261	1,279	1,132	1,215	1,123	1,311

The fair values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments. The carrying amounts of current borrowings approximate their fair value.

The carrying amounts of the Company's borrowings are denominated in the following currencies:

All figures in £ millions	2005	2004	2003
US dollar	834	761	1,083
Sterling	357	510	649
Euro	436	294	304
	1,627	1,565	2,036

5 Derivative financial instruments

All figures in £ millions	2005 Assets	2005 Liabilities
Interest rate derivatives – in a fair value hedging relationship	31	(16)
Interest rate derivatives – not in a hedging relationship	14	(6)
Cross currency rate derivatives – in a net investment hedging relationship	13	–
Cross currency rate derivatives – not in a hedging relationship	21	–
	79	(22)

The fair value of the above derivative financial instruments is the same as the carrying value.

4 Financial liabilities – Borrowings

All figures in £ millions	2005	2004	2003
Non-current			
6.125% Euro Bonds 2007 (nominal amount €591m)	436	390	343
10.5% Sterling Bonds 2008 (nominal amount £100m)	107	100	100
7% Global Dollar Bonds 2011 (nominal amount $500m)	307	260	278
7% Sterling Bonds 2014 (nominal amount £250m)	250	226	235
4.625% US Dollar notes 2018 (nominal amount $300m)	161	156	167
	1,261	1,132	1,123
Current			
Due within one year or on demand:			
Bank loans and overdrafts	366	433	565
4.625% Euro Bonds 2004	–	–	348
	366	433	913
Total borrowings	1,627	1,565	2,036

The 2004 and 2003 figures for the 2007 Euro Bonds and 2014 Sterling Bonds (together with the 2004 Euro Bond which has now been redeemed) include the effect of accounting for the foreign exchange element of the related derivatives.

As at 31 December 2005 the exposure of the borrowings of the Company to interest rate changes when the borrowings re-price is as follows:

Maturity of non-current borrowings:

All figures in £ millions	2005	2004	2003
Between one and two years	436	–	–
Between two and five years	107	490	443
Over five years	718	642	680
	1,261	1,132	1,123

All figures in £ millions	Total	One year	One to five years	More than five years
Carrying value of borrowings	1,627	366	543	718
Effect of interest rate swaps	–	1,160	(471)	(689)
	1,627	1,526	72	29

Principal Subsidiaries

The principal operating subsidiaries at 31 December 2005 are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.

	Country of incorporation or registration
Pearson Education	
Pearson Education Inc.	US
Pearson Education Ltd	England
NCS Pearson Inc.	US
FT Group	
The Financial Times Ltd	England
Financial Times Business Ltd	England
Interactive Data Corporation (61%)	US
Les Echos SA	France
The Penguin Group	
Penguin Putnam Inc.	US
The Penguin Publishing Co Ltd	England
Dorling Kindersley Holdings Ltd*	England

*Direct investment of Pearson plc

11 Explanation of transition to IFRS *continued*

Dividends IAS 10 'Events after the Balance Sheet Date' requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date as they do not represent a present obligation at that date as defined by IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.

Effect of IAS 32 and IAS 39 transitional adjustment

All figures in £ millions	31 Dec 2004	Adj	1 Jan 2005
Non-current assets			
Financial assets – Derivative financial instruments	–	135	135
Current assets			
Financial assets – Derivative financial instruments	–	1	1
Current income tax assets	66	1	67
Non-current liabilities			
Financial liabilities – Borrowings	(1,132)	(109)	(1,241)
Financial liabilities – Derivative financial instruments	–	(40)	(40)
Current liabilities			
Other liabilities	(13)	12	(1)
Financial liabilities – Borrowings	(433)	–	(433)
Financial liabilities – Derivative financial instruments	–	(3)	(3)
Reserves	(1,983)	3	(1,980)

Sales – underlying and constant exchange rate movement

Sales movement for continuing operations excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2005
Underlying increase	325
Portfolio changes	29
Exchange differences	46
Total sales increase	400
Underlying increase	9%
Constant exchange rate increase	10%

Adjusted income statement

Reconciliation of the Consolidated Income Statement to the adjusted numbers presented as non-GAAP measures in the financial statements.

	2005					
All figures in £ millions	Income Statement	Re-analyse Discontinued operations	Other gains and losses	Amortisation of acquired intangibles	Other net finance costs	Adjusted Income Statement
Gross profit	2,074	27	–	–	–	2,101
Operating expenses	(1,592)	(30)	–	11	–	(1,611)
Other net gains and losses	40	306	(346)	–	–	–
Share of results of joint ventures and associates	14	–	–	–	2	16
Operating profit	536	303	(346)	11	2	506
Net finance costs	(70)	–	–	–	(14)	(84)
Profit before tax	466	303	(346)	11	(12)	422
Income tax	(124)	(1)	(2)	(4)	3	(128)
Profit for the year from continuing operations	342	302	(348)	7	(9)	294
Profit for the year from discontinued operations	302	(302)	–	–	–	–
Profit for the year	644	–	(348)	7	(9)	294
Minority interest	(20)	–	–	(2)	–	(22
Earnings	624	–	(348)	5	(9)	272

FIVE YEAR SUMMARY

All figures in £ millions	2001 UK GAAP	2002 UK GAAP	2003 IFRS	2004 IFRS	2005 IFRS
Sales					
Continuing operations	4,075	4,172	3,850	3,696	4,096
Discontinued operations	150	148	169	190	27
	4,225	4,320	4,019	3,886	4,123
Adjusted operating profit					
Pearson Education	274	326	292	277	348
FT Group	49	51	41	71	101
The Penguin Group	80	87	83	52	60
Continuing operations	403	464	416	400	509
Adjusted earnings per share	21.4p	30.3p	27.6p	27.5p	34.1p
Dividends per share	22.3p	23.4p	24.2p	25.4p	27.0p
Net assets	3,920	3,468	3,161	3,014	3,733
Net debt	2,379	1,408	1,376	1,221	996
Operating free cash flow per share	29.6p	38.3p	26.2p	34.9p	55.1p
Total free cash flow per share	17.6p	27.0p	23.9p	35.7p	54.0p
Return on invested capital %	4.6	6.0	6.0	6.2	6.7

Information for 2001 and 2002 is presented under UK GAAP. Information for 2003 onwards is presented under IFRS. See note 34 for details of the adjustments made in transitioning from UK GAAP to IFRS.

Adjusted operating profit – underlying and constant exchange rate movement

Operating profit movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2005 Continuing	2005 Discontinued	2005 Total
Underlying increase	88	–	88
Portfolio changes	9	(29)	(20)
Exchange differences	12	–	12
Adjusted operating profit increase	109	(29)	80
Underlying increase	22%	–	22%
Constant exchange rate increase	24%	–	16%

Free cash flow per share

Operating cash flow for continuing and discontinued operations less tax, interest and integration costs paid, divided by the weighted average number of shares in issue.

All figures in £ millions	2003	2004	2005
Adjusted operating profit	447	426	506
Cash conversion	71%	98%	113%
Operating cash flow	318	418	570
Tax paid on operating profits	(34)	(55)	(65)
Net finance costs	(76)	(85)	(65)
Operating free cash flow	208	278	440
Non operating finance changes	–	–	(7)
Non operating tax (paid)/received	(10)	10	–
Integration costs	(8)	(4)	(2)
Total free cash flow	190	284	431
Weighted average number of shares in issue (millions)	794.4	795.6	797.9
Operating free cash flow per share	26.2p	34.9p	55.1p
Total free cash flow per share	23.9p	35.7p	54.0p

All figures in £ millions	2004 Income Statement	Re-analyse Discontinued operations	Other gains and losses	Amortisation of acquired intangibles	Other net finance costs	Adjusted Income Statement
Gross profit	1,907	129	–	–	–	2,036
Operating expenses	(1,520)	(105)	–	5	–	(1,620)
Other net gains and losses	9	–	(9)	–	–	–
Share of results of joint ventures and associates	8	2	–	–	–	10
Operating profit	404	26	(9)	5	–	426
Net finance costs	(79)	3	–	–	–	(76)
Profit before tax	325	29	(9)	5	–	350
Income tax	(63)	(7)	(36)	(2)	–	(108)
Profit for the year from continuing operations	262	22	(45)	3	–	242
Profit for the year from discontinued operations	22	(22)	–	–	–	–
Profit for the year	284	–	(45)	3	–	242
Minority interest	(22)	–	–	(1)	–	(23)
Earnings	262	–	(45)	2	–	219

All figures in £ millions	2003 Income Statement	Re-analyse Discontinued operations	Other gains and losses	Amortisation of acquired intangibles	Other net finance costs	Adjusted Income Statement
Gross profit	2,004	116	–	–	–	2,120
Operating expenses	(1,594)	(87)	–	4	–	(1,677)
Other net gains and losses	(6)	12	(6)	–	–	–
Share of results of joint ventures and associates	2	2	–	–	–	4
Operating profit	406	43	(6)	4	–	447
Net finance costs	(93)	3	–	–	–	(90)
Profit before tax	313	46	(6)	4	–	357
Income tax	(61)	(23)	(31)	(1)	–	(116)
Profit for the year from continuing operations	252	23	(37)	3	–	241
Profit for the year from discontinued operations	23	(23)	–	–	–	–
Profit for the year	275	–	(37)	3	–	241
Minority interest	(23)	–	2	(1)	–	(22)
Earnings	252	–	(35)	2	–	219

Return on invested capital*
Adjusted operating profit less cash tax expressed as a percentage of gross invested capital.

All figures in £ millions	2003	2004	2005
Adjusted operating profit	447	426	506
Cash tax (15%)	(67)	(64)	(76)
Return	380	362	430
Gross goodwill	5,295	5,150	5,663
Net operating assets	1,020	728	792
Invested capital	6,315	5,878	6,455
Return on invested capital	6.0%	6.2%	6.7%

Payment of dividends to mandated accounts
Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP)
The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

Individual Savings Accounts (ISAs)
Lloyds TSB Registrars offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

Low cost share dealing facilities
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of buying and selling Pearson shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate. A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars, telephone 0870 242 4244 for details.

ShareGift
Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686). ShareGift is particularly designed to use donated shares to support a wide range of UK charities. Over £7m has been given by ShareGift so far to over 1,000 UK charities. Further information about ShareGift and the charities it has supported may be obtained from their website, www.sharegift.org or by contacting ShareGift at 46 Grosvenor Street, London W1K 3HN.

Shareholder information online
Lloyds TSB Registrars provide a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price
The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com or from www.ft.com.

American Depositary Receipts (ADRs)
Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888 BNY ADRs (toll free within the US) or (1) 212 815 3700 (outside the US), or e-mail shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

Advisers
Auditors PricewaterhouseCoopers LLP

Bankers HSBC Bank Plc

Brokers JPMorgan Cazenove Limited, Citigroup

Financial advisers Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited

Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

2006 Financial calendar	
Ex-dividend date	5 April
Record date	7 April
Last date for dividend reinvestment election	20 April
Annual general meeting	21 April
Payment date for dividend and share purchase date for dividend reinvestment	5 May
Interim results	31 July
Interim dividend	22 September

Index to the Financial Statements

Principal Offices Worldwide

Pearson (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000 F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas,
New York City, NY 10019, USA
T +1 212 641 2400 F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

Pearson Education
One Lake Street, Upper Saddle River,
NJ 07458, USA
T +1 201 236 7000 F +1 201 236 3222
firstname.lastname@pearsoned.com
www.pearsoned.com

The Financial Times Group
Number One Southwark Bridge,
London SE1 9HL, UK
T +44 (0)20 7873 3000 F +44 (0)20 7873 3076
firstname.lastname@ft.com *www.ft.com*

The Penguin Group (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000 F +44 (0)20 7010 6060
firstname.lastname@uk.penguingroup.com
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City, NY 10014, USA
T +1 212 366 2000 F +1 212 366 2666
firstname.lastname@us.penguingroup.com
us.penguingroup.com

Pearson plc Registered number 53723 (England)

Design & Production: Radley Yeldar
Photography: John Edwards, Chris Terry/Getty Images (Jamie Oliver) Print: CTD

Paper: Take 2 Silk, produced from 25% pure elementary chlorine free (ECF) pulp, and 75% recycled fibres. Also accredited with FSC, ECF guaranteed, PH neutral, long-life, arsence, secondary fibres, and well-managed forest certifications. This product range is also completely bio-degradable and recyclable.

PEARSON

Press releases

pri



21 March 2006

Pearson 2005 annual report

Today Pearson published its 2005 annual report:

HTML version of annual report

Download PDF versions of the report

The following announcement was submitted to the stock exchange:

Pearson plc (the "Company")

Pearson plc has submitted copies of the Pearson 2005 Annual Report, 2005 Annual Review and AGM notice to the UKLA. This documentation will be available for inspection at the UKLA's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel:020 7676 1000

The Pearson 2005 Annual Report will also be available on Pearson's website (http://www.pearson.com/investor/ar2005).

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21 March 2006

Financial Times Launches FT.com China

Hong Kong - The Financial Times announces the launch of FT.com China today, a new section on the Financial Times' website dedicated to covering China, its unique business opportunities and challenges, and its influence on the global economy.

Consolidating the FT's award-winning China news coverage, comment and analysis into one destination, FT.com China - at http://www.ft.com/china - is the most comprehensive source of intelligence for understanding the world's most dynamic economy.

"Global business leaders cannot afford to fall behind in staying informed about an economy and market as crucial as China," said Edward Cheng, Asia news editor, FT.com. "With FT.com China, the world's business elite will now have a single resource to help them understand the forces shaping China, with context and independent insight only the FT can provide."

FT.com China is updated daily with top China stories, features a rich archive of the FT's special reports on China, and has tools such as RSS feeds so time-starved business readers can track the latest news, trends and regulatory developments driving the fast-changing Chinese economy.

FT.com China is organised into six subsections:

1. Economy & Trade - covers Chinese economic data, trade and intellectual property, renminbi reform, China's role in the global economy;

2. Politics & Policy - Chinese politics, foreign policy, bilateral relations (US-China, India-China), China's rise in diplomatic and military spheres of influence;

3. Finance & Markets - Chinese financial institutions, western banks entering China, development of China's capital markets;

4. Business - Chinese companies in non-financial sectors such as technology, manufacturing, energy/oil, consumer/retail, autos and property; and foreign companies doing business in China;

5. Regulation & Reform - Chinese regulations, liberalisation policies, the pace of financial sector reform and opening to foreign direct investment;

6. Society - Social/public/cultural issues in China such as democracy movements, worker safety, environment, healthcare, and media policy.

A marketing campaign in support of FT.com China entitled, 'Five-Star China Coverage on a Single Superior Site', will run in both the Financial Times newspaper and on FT.com. Hiroko Hoshino, regional online business development manager, FT Asia commented: "We are delighted to launch FT.com China. It's an exciting new platform for FT.com and a first of its kind on our site. FT.com China is creating new opportunities to reach a community of users and advertisers focused on China."

About the Financial Times

One of the world's leading business publications, the Financial Times is recognized internationally for its accuracy, authority and independence. Since its launch in September 2003, the FT's Asia edition has incisive news reporting with rigorous analysis and inspired commentary. Winner of the Society of Publishers in Asia "Excellence in Newspapers" Award in 2004 and most recently voted the "Best Newspaper in the World" in an independent study of business executives in 50 countries, the FT is widely considered to be indispensable reading for senior decision-makers in business, finance and public affairs.

FT.com (http://www.ft.com) is one of the world's leading business information portals, and the internet partner of the Financial Times. FT.com has 4.1 million monthly unique users, attracts more than 41.3 million monthly page views (ABCe September 2005).

For further information

please contact:
Jolie Hunt
Financial Times, Public Relations
Hong Kong +852 2905 5851
Jolie.hunt@ft.com